Filed pursuant to Rule 253(g)(2)

File No. 024-11072

OFFERING CIRCULAR DATED APRIL 27, 2020

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FORM 1-A/A: PART II – OFFERING CIRCULAR FORMAT

Golden Seed, Inc. – A Delaware Corporation

1300 Quail Street Suite 100

Newport Beach, CA 92660

949-833-0222  www.gseed.com

1,000,000 Shares of Class B Non-Voting Common Stock at $10.00 per Share

Minimum Investment: 10 Shares of Class B Common Stock ($100.00)

Maximum Offering: $10,000,000.00

See The Offering – Page 14 and Securities Being Offered – Page 87 For Further Details of the terms of the Offering and a full description of the securities being offering. None of the securities offered are being sold by present security holders. The securities offered have no voting rights other than those reserved under Delaware law. See Page 87 for further details.

This Offering Will Commence Upon Qualification Of This Offering By The Securities And Exchange Commission And Will Terminate 365 Days From Commencement, Unless Extended Or Terminated Earlier By The Company.

For sales of securities through Dalmore Group, LLC:

	Price To Public	Fees (1)	Proceeds To Company (2)	Proceeds To Other Person (3)
Price Per Share	$10.00	$0.50	$9.50	None
Minimum Investment	$100.00	$5.00	$95.00	None
Maximum Offering (4)	$10,000,000.00	$500,000.00	$9,500,000.00	None

(1) The Company shall pay Dalmore Group, LLC (“Dalmore”) a cash success fee equivalent to 5% of the gross proceeds raised in the Offering. In addition to the fees above, the Company shall grant to Dalmore (or their designees and assignees) cashless warrants equivalent to 3% of the gross proceeds raised in the Offering, at no cost. Fees in the charts above only reflect the cash fees and do not reflect the warrants, which are also not represented in the capitalization table herein. The warrants may be exercised by Dalmore or their assigns for no cost and will, when exercised, provide Dalmore or their assigns with Shares of Class B Common Stock. The Company paid a $15,000 due diligence fee to a previous broker-dealer.

Dalmore may engage the services of additional FINRA member broker-dealers as part of a selling group, and those additional broker-dealers may be paid additional fees to those disclosed herein. Should such additional broker-dealers be engaged, an amendment or supplement to this Offering Circular will be filed disclosing the additional fees. Dalmore will perform administrative and compliance related functions in connection with this offering, but has not been engaged for underwriting or placement agent services and will not be paid underwriting fees, but will be paid service fees. See “Plan of Distribution.”

(2) Does not reflect payment of expenses of this Offering, which are estimated to not exceed $200,000.00 and which include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, broker-dealer out-of-pocket expenses, administrative services, technology provider fees, banking fees, other costs of blue sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Units, but which do not include service fees paid to Dalmore or any type of commissions to be paid to any broker-dealer. If the Company engages the services of additional broker-dealers in connection with the Offering, their commissions will be an additional expense of the Offering. See the “Plan of Distribution” for details regarding the compensation payable in connection with this Offering. No consulting fees were received and no consulting fees will be received by Dalmore or any related person in connection with this Offering. This amount represents the proceeds of the Offering to the Company, which will be used as set out in “Use of Proceeds.”

(3) There are no finder’s fees or other fees being paid to third parties from the proceeds, other than those disclosed above. See "Plan of Distribution."

(4) As of the date of this Offering Circular, the company has sold 95,089 Shares of Class B Common Stock for $10.00 per Share in this offering. Total commissions in the chart above represent $47,544.50 paid or to be paid to iQ Capital (USA), Inc., who previously acted as broker-dealer in connection with this offering prior to April 27, 2020, and $452,455.50 that would be paid to Dalmore, assuming the 904,911 shares that remain available in this offering are sold.  As for the warrants, which are not reflected in the chart above, $28,526.70 in warrants shall be issued to iQ Capital (USA), Inc., who previously acted as broker-dealer in connection with this offering. See "Plan of Distribution."

PLEASE REVIEW ALL RISK FACTORS ON PAGE 18 THROUGH PAGE 47 BEFORE MAKING AN INVESTMENT IN THIS COMPANY.

THE COMPANY IS IN THE BUSINESS OF CULTIVATING, PROCESSING AND SELLING CANNABIS INCLUDING BOTH HEMP AND MARIJUANA. UNDER U.S. FEDERAL LAW, MARIJUANA IS A SCHEDULE I DRUG WHICH IS ILLEGAL TO MANUFACTURE, DISTRIBUTE,  DISPENSE, OR POSSESS WITH INTENT TO MANUFACTURE, DISTRIBUTE, OR DISPENSE. UNDER CALIFORNIA STATE LAW WHERE THE COMPANY OPERATES, IT IS LEGAL UNDER CALIFORNIA STATE LAW TO MANUFACTURE, DISTRIBUTE,  DISPENSE, OR POSSESS WITH INTENT TO MANUFACTURE, DISTRIBUTE, OR DISPENSE MARIJUANA IF PROPERLY LICENSED BY THE STATE OF CALIFORNIA. DESPITE BEING LEGAL IN UNDER CALIFORNIA

LAW, FEDERAL LAW ENFORCEMENT AUTHORITIES, AND PERHAPS EVEN OTHER STATES’ LAW ENFORCEMENT AUTHORITIES, IN THEIR ATTEMPT TO REGULATE THE ILLEGAL USE OF MARIJUANA, MAY BRING ACTIONS AGAINST THE COMPANY OR ITS OFFICERS, DIRECTORS AND/OR INVESTORS, BASED ON BEING DIRECTLY INVOLVED IN THE CULTIVATION, PROCESSING AND SALE OF MARIJUANA. AS A RESULT OF SUCH AN ACTION, THE COMPANY MAY BE FORCED TO CEASE OPERATIONS AND ITS INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

TABLE OF CONTENTS

PRELIMINARY INFORMATION, DISCLOSURES AND LEGENDS	4
OFFERING SUMMARY	12
PERKS	13
The Offering	14
Summary of Risk Factors	16
Investment Analysis	17
RISK FACTORS	18
DILUTION	47
Plan of Distribution	50
USE OF PROCEEDS	56
USE OF PROCEEDS TABLE	56
DESCRIPTION OF THE BUSINESS	58
DESCRIPTION OF PROPERTY	75
Management’s Discussion and Analysis of Financial Condition and Results of Operations	75
Results of Operations	76
Liquidity and Capital Resources	76
Plan of Operations	77
Trend Information	78
Off-Balance Sheet Arrangements	78
Critical Accounting Policies	78
Revenue Recognition	80
Additional Company Matters	80
Directors and Executive Officers	80
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	81
Security Ownership of Management and Certain Securityholders	83
CAPITALIZATION TABLE	84
CAPITALIZATION TABLE WITH EQUITY INCENTIVE PLAN	85
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	85
Securities Being Offered	87
DISQUALIFYING EVENTS DISCLOSURE	95
ERISA CONSIDERATIONS	95
INVESTOR ELIGIBILITY STANDARDS	97
INTERESTS OF EXPERTS AND COUNSEL	101
TAXATION ISSUES	101
SECTION F/S FINANCIAL STATEMENTS	102
SIGNATURES	136
ACKNOWLEDGMENT ADOPTING TYPED SIGNATURES	137

PRELIMINARY INFORMATION, DISCLOSURES AND LEGENDS

Form 1-A and the Offering Circular for this Regulation A offering was qualified by order of the Commission on December 26, 2019.

PLEASE REVIEW ALL RISK FACTORS ON PAGES 18 THROUGH PAGE 47 BEFORE MAKING AN INVESTMENT IN THIS COMPANY. AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

THE COMPANY IS IN THE BUSINESS OF CULTIVATING, PROCESSING AND SELLING CANNABIS INCLUDING BOTH HEMP AND MARIJUANA. UNDER U.S. FEDERAL LAW, MARIJUANA IS A SCHEDULE I DRUG WHICH IS ILLEGAL TO MANUFACTURE, DISTRIBUTE, DISPENSE, OR POSSESS WITH INTENT TO MANUFACTURE, DISTRIBUTE, OR DISPENSE. IN CALIFORNIA WHERE THE COMPANY OPERATES, IT IS LEGAL UNDER CALIFORNIA STATE LAW TO MANUFACTURE, DISTRIBUTE, DISPENSE, OR POSSESS WITH INTENT TO MANUFACTURE, DISTRIBUTE, OR DISPENSE MARIJUANA IF PROPERLY LICENSED BY THE STATE OF CALIFORNIA. DESPITE BEING LEGAL IN UNDER CALIFORNIA LAW, FEDERAL LAW ENFORCEMENT AUTHORITIES, AND PERHAPS EVEN OTHER STATES’ LAW ENFORCEMENT AUTHORITIES, IN THEIR ATTEMPT TO REGULATE MARIJUANA, MAY BRING ACTIONS AGAINST THE COMPANY OR ITS OFFICERS, DIRECTORS AND/OR INVESTORS, BASED ON BEING DIRECTLY INVOLVED IN THE CULTIVATION, PROCESSING AND SALE OF MARIJUANA. AS A RESULT OF SUCH AN ACTION, THE COMPANY MAY BE FORCED TO CEASE OPERATIONS AND ITS INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY

SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

Because these securities are being offered on a “best efforts” basis, the following disclosures are hereby made:

For sales of securities through Dalmore Group, LLC:

	Price To Public	Fees (1)	Proceeds To Company (2)	Proceeds To Other Person (3)s
Price Per Share	$10.00	$0.50	$9.50	None
Minimum Investment	$100.00	$5.00	$95.00	None
Maximum Offering	$10,000,000.00	$500,000.00	$9,500,000.00	None

(1) The Company shall pay Dalmore Group, LLC (“Dalmore”) a cash success fee equivalent to 5% of the gross proceeds raised in the Offering. In addition to the fees above, the Company shall grant to Dalmore (or their designees and assignees) cashless warrants equivalent to 3% of the gross proceeds raised in the Offering, at no cost. Fees in the charts above only reflect the cash fees and do not reflect the warrants, which are also not represented in the capitalization table herein. The warrants may be exercised by Dalmore or their assigns for no cost and will, when exercised, provide Dalmore or their assigns with Shares of Class B Common Stock. The Company paid a $15,000 due diligence fee to a previous broker-dealer.

Dalmore may engage the services of additional FINRA member broker-dealers as part of a selling group, and those additional broker-dealers may be paid additional fees to those disclosed herein. Should such additional broker-dealers be engaged, an amendment or supplement to this Offering Circular will be filed disclosing the additional fees. Dalmore will perform administrative and compliance related functions in connection with this offering but has not been engaged for underwriting or placement agent services and will not be paid underwriting fees, but will be paid service fees.  See “Plan of Distribution.”

(2) Does not reflect payment of expenses of this Offering, which are estimated to not exceed $200,000.00 and which include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, broker-dealer out-of-pocket expenses, administrative services, technology provider fees, banking fees, other costs of blue sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Units, but which do not include service fees paid to Dalmore or any type of commissions to be paid to any broker-dealer. If the Company engages the services of additional broker-dealers in connection with the Offering, their commissions will be an additional expense of the Offering. See the “Plan of Distribution” for details regarding the compensation payable in connection with this Offering. No consulting fees were received, and no consulting fees will be received by Dalmore or any related person in connection with this Offering. This amount represents the proceeds of the Offering to the Company, which will be used as set out in “Use of Proceeds.”

(3) There are no finder’s fees or other fees being paid to third parties from the proceeds, other than those disclosed above. See "Plan of Distribution."

(4) As of the date of this Offering Circular, the company has sold 95,089 Shares of Class B Common Stock for $10.00 per Share in this offering. Total commissions in the chart above represent $47,544.50 paid or to be paid to iQ Capital (USA), Inc., who previously acted as broker-dealer in connection with this offering prior to April 27, 2020, and $452,455.50 that would be paid to Dalmore, assuming the 904,911 shares that remain available in this offering are sold.  As for the warrants, which are not reflected in the chart above, $28,526.70 in warrants shall be issued to iQ Capital

(USA), Inc., who previously acted as broker-dealer in connection with this offering prior to April 27, 2020. See "Plan of Distribution."

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This offering (the “Offering”) consists of Shares of Class B Common Stock (the “Shares” or individually, each a “Share”) that is being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold. This is not a contingent offering and there is no contingency required to be met to hold the first closing. The Shares are being offered and sold by Golden Seed, Inc., a Delaware Corporation (“Golden Seed” “Goldenseed” or the “Company”). There are 1,000,000 Shares being offered at a price of $10.00 per Share with a minimum purchase of ten (10) Shares per investor. The Shares are being offered on a best efforts basis to an unlimited number of accredited investors and an unlimited number of non-accredited investors only by the Company and through Dalmore Group, LLC (“Dalmore”), a broker/dealer registered with the Securities and Exchange Commission (the “SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”). The maximum aggregate amount of the Shares offered is $10,000,000.00 (the “Maximum Offering”). There is no minimum number of Shares (other than the per investor minimum of 10 shares) that needs to be sold in order for funds to be released to the Company and for this Offering to hold its first closing.

The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. The offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 365 days from the date of qualification by the Commission, unless sooner terminated or extended by the Company’s CEO. Pending each closing, payments for the Shares will be deposited in a bank account to be held for the Company. Funds will be promptly refunded without interest for sales that are not consummated. All funds received shall be held only in a non-interest-bearing bank account. Upon each closing under the terms as set out in this Offering Circular, funds will be immediately transferred to the Company where they will be available for use in the operations of the Company’s business in a manner consistent with the “Use Of Proceeds” in this Offering Circular.

The Company’s website and marketing materials are not incorporated into this Offering Circular. If you review the Company’s website or marketing materials, please be aware that the website and/or marketing materials are summary in nature and subject to the legal disclaimers provided therein as well as the Risk Factors in this Offering Circular and all disclaimers in this Offering Circular. Some of the photographs, drawings and graphics on the website or in marketing materials are for illustrative purposes only and may not be accurate representations of the items depicted, when they are ultimately created by the Company.

As used throughout this Offering Circular, the term “cannabis” means a genus of flowering plants in the Cannabaceae family, which consists of three primary species: Cannabis sativa, Cannabis indica, and Cannabis ruderalis, and includes both “marijuana” and “hemp” plants and the products manufactured from each. As used throughout this Offering Circular, the term “marijuana” means varieties of cannabis that contain more than 0.3% THC by dry weight. As used throughout this Offering Circular, the term “hemp” varieties of cannabis that contain 0.3% or less THC content by dry weight.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

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BEFORE INVESTING IN THIS OFFERING, PLEASE REVIEW ALL DOCUMENTS CAREFULLY, ASK ANY QUESTIONS OF THE COMPANY’S MANAGEMENT THAT YOU WOULD LIKE ANSWERED AND CONSULT YOUR OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THIS INVESTMENT.

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THERE IS NO PUBLIC MARKET FOR THE SECURITIES OFFERED IN THIS OFFERING OR ANY OTHER SECURITIES OF THIS COMPANY, NOR WILL ANY SUCH MARKET DEVELOP AS A RESULT OF THIS OFFERING. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE, AND YOU SHOULD ONLY INVEST IF YOU ARE PREPARED TO LOSE YOUR ENTIRE INVESTMENT.

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THE SECURITIES ARE OFFERED BY THE COMPANY SUBJECT TO THE COMPANY’S RIGHT TO REJECT ANY TENDERED SUBSCRIPTION, IN WHOLE OR IN PART, IN ITS ABSOLUTE DISCRETION, AT ANY TIME PRIOR TO THE ISSUANCE OF THE SECURITIES. THE COMPANY MAY REJECT ANY OFFER IN WHOLE OR IN PART AND NEED NOT ACCEPT OFFERS IN THE ORDER RECEIVED.

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INVESTORS WILL BE REQUIRED TO REPRESENT THAT THEY ARE ABLE TO BEAR THE ECONOMIC RISK OF THEIR INVESTMENT AND THAT THEY (OR THEIR PURCHASER REPRESENTATIVES) ARE FAMILIAR WITH AND UNDERSTAND THE TERMS AND RISKS OF THIS OFFERING. THE CONTENTS OF THIS OFFERING CIRCULAR ARE NOT TO BE CONSTRUED AS LEGAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN ATTORNEY, ACCOUNTANT OR BUSINESS ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THIS INVESTMENT. ALL FINAL DECISIONS IN RESPECT TO SALES OF SECURITIES

WILL BE MADE BY THE COMPANY, WHICH RESERVES THE RIGHT TO REVOKE THE OFFER AND TO REFUSE TO SELL TO ANY PROSPECTIVE INVESTOR.

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NO PERSONS, EXCEPT THE COMPANY OR ITS AGENTS AND SUCH REGISTERED BROKER-DEALERS AS THE COMPANY MAY ELECT TO UTILIZE, HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE THE IMPLICATION THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SUBSEQUENT TO THE DATE HEREOF.

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THE INVESTMENT DESCRIBED IN THIS OFFERING CIRCULAR INVOLVES RISK AND IS OFFERED ONLY TO INDIVIDUALS WHO CAN AFFORD TO ASSUME SUCH RISKS FOR AN INDEFINITE PERIOD OF TIME AND WHO AGREE TO PURCHASE THE SECURITIES THAT ARE BEING OFFERED HEREUNDER ONLY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARDS A TRANSFER, RESALE, EXCHANGE OR FURTHER DISTRIBUTION OF SUCH. FEDERAL LAW AND STATE SECURITIES LAWS LIMIT THE RESALE OF SUCH SECURITIES AND IT IS THEREFORE URGED THAT EACH POTENTIAL INVESTOR SEEK COUNSEL CONCERNING SUCH LIMITATIONS.

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THE COMPANY AS DESCRIBED IN THIS OFFERING CIRCULAR HAS ARBITRARILY DETERMINED THE PRICE OF SECURITIES, AND EACH PROSPECTIVE INVESTOR SHOULD MAKE AN INDEPENDENT EVALUATION OF THE FAIRNESS OF SUCH PRICE UNDER ALL THE CIRCUMSTANCES AS DESCRIBED IN THIS OFFERING CIRCULAR.

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THIS OFFERING CIRCULAR DOES NOT KNOWINGLY CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT A MATERIAL FACT, AND ANY SUCH MISSTATEMENT OR OMISSION IS DONE WITHOUT THE KNOWLEDGE OF THE PREPARERS OF THIS DOCUMENT OR THE COMPANY. AS SUCH, THE COMPANY BELIEVES THAT THIS OFFERING CIRCULAR CONTAINS ALL MATTERS, DOCUMENTS AND CIRCUMSTANCES MATERIAL TO THIS OFFERING.

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PROSPECTIVE INVESTORS WHO HAVE QUESTIONS CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING OR WHO DESIRE ADDITIONAL INFORMATION OR DOCUMENTATION TO VERIFY THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR SHOULD CONTACT THE CHIEF EXECUTIVE OFFICER OF THE COMPANY. ANY PROJECTIONS CONTAINED

HEREIN OR OTHERWISE PROVIDED TO A POTENTIAL INVESTOR MUST BE VIEWED ONLY AS ESTIMATES. ALTHOUGH ANY PROJECTIONS ARE BASED UPON ASSUMPTIONS, WHICH THE COMPANY BELIEVES TO BE REASONABLE, THE ACTUAL PERFORMANCE OF THE COMPANY WILL DEPEND UPON FACTORS BEYOND THE CONTROL OF THE COMPANY. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY’S ACTUAL PERFORMANCE WILL MATCH THE PROJECTIONS.

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PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE.

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BEFORE INVESTING IN THIS OFFERING, PLEASE REVIEW ALL DOCUMENTS CAREFULLY, ASK ANY QUESTIONS OF THE COMPANY’S MANAGEMENT THAT YOU WOULD LIKE ANSWERED AND EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN PROFESSIONAL TAX, LEGAL AND INVESTMENT ADVISORS TO ASCERTAIN THE MERITS AND RISKS OF INVESTING IN THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR PRIOR TO SUBSCRIBING TO SECURITIES OF THE COMPANY.

NASAA UNIFORM LEGEND

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED "BLUE SKY" LAWS).

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

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NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Form 1-A and Offering Circular and any documents incorporated by reference herein or therein contain “forward-looking statements.” As used in this Form 1-A and Offering Circular, the term “forward-looking statements” include statements containing a projection of revenues, income (including income loss), earnings (including earnings loss) per share, capital expenditures, dividends, capital structure, or other financial items; statements of the plans and objectives of management for future operations, including plans or objectives relating to the products or services of the Company; statements of future economic performance, including any such statement contained in a discussion and analysis of financial condition by the management or in the results of operations included in this Form 1-A and Offering Circular; and any statements of the assumptions underlying or relating to any statements in this paragraph.

The forward-looking statements appear in a number of places in this Offering Circular and any documents incorporated by reference and include statements regarding the intent, belief or current expectations of the Company with respect to, among others things: (i) the development of the Company and its products; (ii) the targeting of markets; (iii) trends affecting the Company’s financial condition or results of operation; (iv) the Company’s business plan and growth strategies; (v) the industries in which the Company participates; and (vi) the ability of the Company to generate sufficient cash from operations to meet its operating needs and pay off its existing indebtedness, all of which are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Circular, and any documents incorporated by reference are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “may,” “could,” “will,” “should,” “can have,” “likely,” “assume,” “expect,” “anticipate,” “plan,” “intend,”

“believe,” “predict,” “project,” “estimate,” “forecast,” “outlook,” “potential,” or “continue,” or the negative of these terms, and other comparable terminology and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected, expressed or implied, in the forward-looking statements as a result of various factors. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

The Company discloses important factors that could cause its actual results to differ materially from its expectations under the caption “Risk Factors” below. These cautionary statements qualify all forward-looking statements attributable to the Company or persons acting on its behalf. The Company has based its forward-looking statements on its current expectations about future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Although the Company believes its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements

Any forward-looking statement made by the Company in this Offering Circular or any documents incorporated by reference herein speak only as of the date of this Offering Circular or any documents incorporated by reference herein. Factors or events that could cause the Company’s actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company disclaims any obligation, and undertakes no obligation, to update or alter any forward-looking statement, whether as a result of new information, future events/developments or otherwise or to conform these statements to actual results. whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements. The Company urges you to carefully consider these matters, and the risk factors described in this Offering Circular, prior to making an investment in its Shares.

_____________________________________

About This Form 1-A and Offering Circular

In making an investment decision, you should rely only on the information contained in this Form 1-A and Offering Circular. The Company has not authorized anyone to provide you with information different from that contained in this Form 1-A and Offering Circular. The Company is offering to sell, and seeking offers to buy the Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form 1-A and Offering Circular is accurate only as of the date of this Form 1-A and Offering Circular, regardless of the time of delivery of this Form 1-A and Offering Circular. The Company’s business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Shares. This Form 1-A and Offering Circular do not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form 1-A and Offering Circular. The Company does not expect to update or otherwise revise this Form 1-A, Offering Circular or other materials supplied herewith. The delivery of this Form 1-A and Offering Circular at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form 1-A and Offering Circular. This Form 1-A and Offering Circular are submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

OFFERING SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and/or incorporated by reference in this Offering Circular. For full offering details, please (1) thoroughly review this Form 1-A filed with the Securities and Exchange Commission (2) thoroughly review this Offering Circular and (3) thoroughly review any attached documents to or documents referenced in, this Form 1-A and Offering Circular.

Issuer:	Golden Seed, Inc.
Type of Offering:	Shares of Class B Common Stock.
Price Per Share:	$10.00
Minimum Investment:	$100.00 per investor (10 Shares of Class B Common Stock)
Maximum Offering:	$10,000,000.00. The Company will not accept investments greater than the Maximum Offering amount.
Maximum Shares Offered:	1,000,000 Shares of Class B Common Stock
Use of Proceeds:	See the description in section entitled “Use of Proceeds” on page 56 herein.

Voting Rights:	The Shares have no voting rights, other than those reserved under Delaware law. See “Voting Rights” section of “Securities Being Offered” below for details.
Length of Offering:

Shares will be offered on a continuous basis until either (1) the date upon which the Company confirms that it has received in the bank account gross proceeds of $10,000,000.00 in deposited funds; (2) the expiration of 365 days from the date of this Offering Circular unless extended in its sole discretion by the Company; or (3) the date upon which a determination is made by the Company to terminate the Offering in its sole discretion.

PERKS

The Company will provide the following perquisites* (“perks”) to investors in this offering, in addition to the Shares purchased, at each level of investment defined below, after a subscription for investment is accepted and after Shares are issued to the investor:

In addition to Shares in the Company,

For an investment of $100 or more, investors will receive

•Investor identification card, and

•An invitation* for one to Golden Seed’s annual shareholder event.

For an investment of $500 or more, investors will receive

•Investor identification card,

•Add another invitation* to Golden Seed’s annual shareholder event (total of 2),

•An invitation* +1 to a guided tour of the farm,

•5%** off all merchandise at gseed.com.

For an investment of $1,000 or more, investors will receive

•Everything at the $500+ level,

•A Goldenseed t-shirt,

•A Goldenseed hat,

•A Goldenseed grinder,

•An invitation* +1 to a private dinner at the farm, and

•10%** off all merchandise at gseed.com.

For an investment of $5,000 or more, investors will receive

•Everything at the $1,000+ level,

•A Goldenseed keychain,

•A Goldenseed backpack,

•A Goldenseed moonwash hoodie,

•Add another invitation* to Golden Seed’s annual shareholder event (total of 3),

•VIP Treatment for you and your 2 guests at the annual shareholder event*,

•Add another invitation* to the guided tour of the farm (total of 3), and

•15%** off all merchandise at gseed.com.

For an investment of $25,000 or more, investors will receive

•Everything at the $5,000+ level,

•Add another invitation* to Golden Seed’s annual shareholder event (total of 4),

•Add another invitation* to the guided tour of the farm (total of 4),

•Add another invitation* to a private dinner at the farm (total of 3),

•An invitation* +1 to a special Napa Valley event with Goldenseed management and advisors, and

•20%** off all merchandise at gseed.com.

For an investment of $50,000 or more, investors will receive

•Everything at the $25,000+ level,

•Add another invitation* to Golden Seed’s annual shareholder event (total of 5),

•Add another invitation* to the guided tour of the farm (total of 5),

•Add another invitation* to a private dinner at the farm (total of 4),

•Add another invitation* to a special Napa Valley event with Goldenseed management and advisors (total of 3),

•25% off all merchandise at gseed.com, and

•Name a Goldenseed product.

*Travel expenses are not included in any of the perks above. Also note that invitations to events are not cumulative with the invitations at lower investment levels.

** Note that discounts are not cumulative with discounts at lower investment levels

The Company does not believe that the cost of fulfilling the shareholder benefits/perks listed above will materially impact the Use of Proceeds from this Offering. The Company has budgeted for the fulfillment of all shareholder benefits/perks from its ongoing operating revenues. At present, the Company believes that the estimated cost to the company related to the shareholder benefits/perks listed above is not material.

The Offering

Shares of Class A Common Stock Outstanding (1)	1,000
Shares of Class A Common Stock in this Offering	0
Shares of Class B Common Stock Outstanding (2)	26,403,750
Shares of Class B Common Stock in this Offering (3)	1,000,000
Total Shares of Common Stock Outstanding (2)	26,404,750
Total Shares of Common Stock Outstanding after this Offering (3)	27,404,750

(1) All of shares of Class A common stock are held by Red M Holdings, LLC as set out in the

Capitalization Table herein. Total voting control of the Company lies with the shares of Class A common stock.

(2) As of the date of qualification of this Offering. Does not include 1,245,000 authorized but unissued Shares of Class B Common Stock set aside for the Company’s Equity Incentive Program. If some or all of the 1,245,000 authorized but unissued Shares of Class B Common Stock set aside for the Company’s Equity Incentive Program are issued, then investors in this offering would own a smaller percentage of the Company per share. See “Capitalization Table” and “Capitalization Table With Equity Incentive Plan” for further details. Also note than any inconsistencies in the numbers of shares listed in this table from those that may be set out in the Company’s financial statements are due to shares issued by the Company after the completion of the Company’s audited and interim financial statements.

(3) As of the original date of qualification of this Offering. The total number of 27,404,750 assumes that the maximum number of Shares are sold in this Offering, and that none of the 1,245,000 authorized but unissued Shares of Class B Common Stock set aside for the Company’s Equity Incentive Program are issued. This total number will be less if the Offering is not fully subscribed. Shares outstanding after the Offering does not include a number of Shares of Class B Common Stock equivalent to 3% of the gross proceeds raised in the Offering, which will be exercisable by the broker-dealers or their assigns via warrants in the future based on the terms of said warrants, which provide that the warrants will be valued at the same $10.00 per share price to the public for the purpose of determining how many securities Dalmore will be issued. If this Offering is fully subscribed, and if Dalmore exercises these warrants, an additional 30,000 Shares of Class B Common Stock would be outstanding and would dilute all of the Company’s shareholders.

The Company may not be able to sell the Maximum Offering Amount. The Company will conduct one or more closings on a rolling basis as funds are received from investors. Funds tendered by investors will be kept in a bank account set up through Prime Trust LLC until the next closing after they are received by the bank. At each closing, with respect to subscriptions accepted by the Company, funds held in the bank account will be distributed to the Company, and the associated Shares will be issued at that time to the investors that purchased such Shares. Investors may not withdraw their funds tendered from the bank account unless the Offering is terminated without a closing having occurred. Investors are not entitled to any refund of funds transmitted by any means to the Company, or to the bank account, for any reason, unless the investor does not clear compliance by the broker-dealers involved.

The net proceeds of the Offering will be the gross proceeds of the Shares sold minus the expenses of the offering.

The Company is not listed on any trading market or stock exchange, and its ability to list its shares of common stock in the future is uncertain. Investors should not assume that the offered Shares will be listed. A public trading market for the Shares may not develop.

Summary of Risk Factors

This Offering involves significant risks and you should consider the Shares highly speculative. The following important factors, and those important factors described elsewhere in this Offering Circular, including the matters set forth under the section entitled “Risk Factors,” could affect (and in some cases have affected) the Company’s actual results and could cause such results to differ materially from estimates or expectations reflected in this Offering Circular and in any forward-looking statements made herein or by the Company. These important risk factors include, but are not limited to:

•While cultivation, production and sale of marijuana is legal in California under California law if a company is properly licensed, marijuana remains illegal at the federal law level and in many other states.

•As the cultivation, production and sale of marijuana is illegal under the federal Controlled Substances Act, the Company may be deemed by federal law enforcement officials to be directly engaged in illegal activities through the products that it grows and sells. As a result, the Company may be subject to enforcement actions by federal law enforcement authorities, which would materially and adversely affect the Company’s business.

•The Company is a relatively newly formed entity and its continued operation requires substantial additional funding.

•The Company has a very short operating history and there is no assurance that the business plan can be executed, or that the Company will generate additional revenues or profits.

•Investors in this Offering risk the loss of their entire investment.  The industry in which the Company is participating is highly speculative and extremely risky.

•There is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to hold its first closing; therefore, there is no assurance the Company will receive funds sufficient to further its business plan.

•If you invest and purchase the Shares, you will be acquiring a minority interest in the Company and will have little to no effective control over, or input into, the management or decisions of the Company, primarily because the Shares have no voting rights.

•There is no market for the Company’s Shares at present and there is no assurance such a market will develop subsequent to this Offering. The Shares are illiquid and should be considered a long-term investment.

•There are substantial restrictions on the transferability of the Shares and in all likelihood,  you will not be able to liquidate some or all of your investment in the immediate future.

•The Company has broad discretion in its use of proceeds and, as an investor, you are relying on management’s judgment.

•The price of the Shares is arbitrary and may not be indicative of the value of the Shares or the Company.

•The Company is entering into a relatively new industry where there is great uncertainty, limited regulatory or legal guidance or precedent, and numerous and substantial risks that are known, as well as many that will likely arise that are unknown at this time, that could negatively affect the Company and your investment.

•Uncertainty in many related business industries caused by federal laws or state laws outside of

California making marijuana illegal could have a negative effect on the Company's business.

•Participants in the cannabis industry may have difficulty accessing the service of banks, which may be detrimental to the Company.

•The cannabis industry faces significant opposition, and any negative trends will adversely affect the Company’s business operations.

•There is great uncertainty as to federal law enforcement for investors in cannabis-related companies.

•The Company and its management, the U.S. and global economy and the cannabis and hemp markets have been substantially affected by the coronavirus pandemic.

•For a more detailed discussion of these and other significant risks, please thoroughly review and understand “Risk Factors” in the main body of this Offering Circular and pay particular attention to all cannabis-related risk factors herein, due to the great uncertainty surrounding cannabis laws in general, and at the federal level in particular. Potential investors will be given an opportunity, if the potential investor requests to do so, to review the current status of all material contracts and make appropriate questions of management prior to subscribing to this Offering.

Investment Analysis

The Company believes that it has strong economic prospects by virtue of the following dynamics of the industry, the success of its founders in their other business endeavors, and other reasons.

1.Management believes that the trends for growth in the cannabis industry in the United States are favorable.

2. The demand for cannabis in the United States is expected to grow, creating an opportunity for the Company as it is already ahead of many competitors its having produced and legally sold its first cannabis harvest.

3. Management believes that the high quality of its cannabis, its founders’ business background in dealing with regulatory matters, and the farming and soil specialists who cultivate their crops will position Golden Seed, Inc. for profitable operations and will create new market opportunities in California, and eventually if laws change, in the United States and elsewhere.

Despite Management’s beliefs, there is no assurance that Golden Seed, Inc. will be profitable, or that management’s opinion of the industry’s favorable dynamics will not be outweighed in the future by unanticipated losses, adverse regulatory developments and other risks. Investors should carefully consider the various risk factors below before investing in the Shares. In particular, while the Company and its management are hopeful that the long-term effects will eventually be minimized from the coronavirus pandemic and the related economic issues that have affected the U.S., the global economy and the Company, neither management nor the Company can offer any assurance that what they believe to be the long term favorable conditions will not be outweighed by the occurrence and the past problems and future unknown problems and issues caused by the coronavirus pandemic.

RISK FACTORS

The purchase of the Company’s Shares of Class B Common Stock involves substantial risks. You should carefully consider the following risk factors in addition to any other risks associated with this investment. The Shares offered by the Company constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed do not necessarily comprise all those associated with an investment in the Shares and are not set out in any particular order of priority. Additional risks and uncertainties may also have an adverse effect on the Company’s business and your investment in the Shares. An investment in the Company may not be suitable for all recipients of this Offering Circular. You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should consider carefully whether an investment in the Company is suitable in the light of your personal circumstances and the financial resources available to you.

The Company is, in addition to the risks set out below, subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies inherently involve greater risk than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Before investing, you should carefully read and carefully consider the following risk factors:

Risks Relating to the Company

The Company And Its Management, The U.S. And Global Economy And The Cannabis And Hemp Markets Have Been Substantially Affected By The Coronavirus Pandemic.

In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. The Company faces uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business. The overall and long-term impacts of the outbreak are unknown and evolving.

This pandemic has already adversely affected our business and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The effects of such a widespread infectious disease and pandemic has already caused and may continue to cause or may cause in the future an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company long term.

At the time this filing, there is uncertainty as to the effect of the coronavirus pandemic on the cannabis and hemp markets in California, the U.S. and globally. There is also uncertainly as to what long-term restrictions on the general public or other effects will occur in the market, and in the economy in general in general. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future.

All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the short-term and long-term business of the Company, and your investment.

The Company Has Limited Operating History

The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, investors may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations will ever be profitable.

To Date, The Company Has Had Operating Losses and Does Not Expect to Be Initially Profitable For At Least The Foreseeable Future, And Cannot Accurately Predict When It Might Become Profitable

Since the Company’s inception, it has experienced net losses and negative cash flows from operations. The Company expects its operating expenses to increase in the future as it expands its operations. If the Company’s revenue does not grow at a greater rate than its operating expenses, the Company will not be able to achieve and maintain profitability. The Company expects to incur significant losses in the future for a number of reasons, including without limitation the other risks and uncertainties described herein. Additionally, the Company may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If the Company’s expenses exceed its revenue, the Company may never achieve or maintain profitability and the Company’s business may be harmed.

The Company Is Dependent Upon Its Management, Key Personnel and Consultants to Execute the Business Plan, And Some of Them Will Have Concurrent Responsibilities at Other Businesses

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers as well as other key personnel and consultants. Some of them will have concurrent responsibilities at other entities. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified personnel. Competition for qualified employees among companies in the industries in which the Company participates is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Although Dependent Upon Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies On Any Such People

The Company is dependent upon management in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or founders die or become disabled, the Company will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company Is Subject To Income Taxes As Well As Non-Income Based Taxes, Such As Payroll, Sales, Use, Value-Added, Net Worth, Property And Goods And Services Taxes.

Significant judgment is required in determining the Company’s provision for income taxes and other tax liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that its tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in its income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on the Company’s financial position and results of operations in the period or periods for which determination is made. In addition, taxation at all levels related to businesses involved with cannabis, like the Company, are far more complex and burdensome, and in some cases cannabis-related businesses are taxed at higher rates, and have fewer deductions than non-cannabis related businesses. These cannabis-related taxation issues could have an adverse effect on the Company’s financial position and on your investment.

The Company Is Not Subject To Sarbanes-Oxley Regulations And Lack The Financial Controls And Safeguards Required Of Public Companies.

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about the Company’s financial controls that would be required under the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of the Company’s financial controls.

The Company Has Engaged In Certain Transactions With Related Persons And/Or Entities.

The Company has engaged in, and will continue to engage in, transactions with related parties and/or entities, such as Red M Holdings LLC, Calypso Ventures, LLC, Hollow Wave Holdings,

LLC, Ohlone Coast Farms, LLC, Cruzin, LLC, and Dusty Road Investment Group, LLC. These transactions are detailed later in this Offering Circular. For example, the land upon which the Company’s cannabis grows is not owned by the Company, but rather is owned by an affiliated company with common ownership to the Company. Because of the limited voting rights held by those who invest in the Company, and because the Company’s board of directors and management will make all decisions about how the Company is operated, all Shareholders holding the Shares of the Class B Common Stock being sold in this offering will be relying on the judgment and decisions made by these directors and officers of the Company who also own and/or control the affiliated entities.

While the Company believes the terms of such transactions in the past have been fair and equitable, these transactions have not been, and will not in the future be, at arm’s length. Please see the section of this Offering Circular entitled “Interest of Management and Others in Certain Related-Party Transactions and Agreements” for further details. If you have concerns about these transactions in the past or in the future, you may ask questions of the Company’s management. However, if you choose to invest in the Company, you will do so knowing and understanding that these transactions have occurred and will continue to occur in the future.

Changes In Employment Laws Or Regulation Could Harm The Company’s Performance.

Various federal and state labor laws govern the Company’s relationship with its employees and contractors and affect the Company’s operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect the Company’s operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company’s Bank Accounts Will Not Be Fully Insured

If and when the Company opens bank accounts, these bank accounts and the account set up by Prime Trust LLC for this Offering will likely have federal insurance that is limited to a certain amount of coverage.  It is anticipated that the account balances in each account may exceed those limits at times.  In the event that any of Company’s banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company’s Business Plan Is Speculative

The Company’s present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company’s Shares is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Company Has Incurred And Will Likely Incur Additional Debt

The Company has incurred debt and will likely further incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The Company’s Expenses Could Increase Without a Corresponding Increase in Revenues

The Company’s operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company’s financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (6) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

Computer, Website or Information System Breakdown Could Affect the Company’s Business

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company’s ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company’s financial results as well as your investment.

Changes in The Economy Could Have a Detrimental Impact

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company’s revenue.  It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers’ confidence and willingness to spend.  Any of such events or occurrences could have a material adverse effect on the Company’s financial results and on your investment.

The Company Will Be Reliant On Key Suppliers

The Company intends to enter into agreements with key suppliers and will be reliant on positive and continuing relationships with such suppliers. Termination of those agreements, variations in their terms or the failure of a key supplier to comply with its obligations under these agreements (including if a key supplier were to become insolvent) could have a material adverse effect on the Company’s financial results and on your investment.

Increased Costs Could Affect The Company

An increase in the cost of raw materials, energy or other goods and services could affect the Company’s profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, and other materials used by the Company.  The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs.  The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

If The Company’s Efforts To Build A Strong Brand And Maintain Customer Satisfaction And Loyalty Are Not Successful, It May Not Be Able To Attract Or Retain Customers, And Its Business May Be Harmed.

The Company believes that increasing, maintaining and enhancing awareness of the Company's brand is critical to achieving widespread acceptance and success of the Company's business. Building and maintaining a strong brand is important to attract and retain customers, as potential customers have a number of cannabis and other choices. Successfully building a brand is a time consuming and expensive endeavor and can be positively and negatively impacted by any number of factors. Some of these factors, such as the quality or pricing of the Company’s products, are at least partially within its control. Other factors will be beyond the Company’s control, yet users may nonetheless attribute those factors to the Company. The Company’s competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than the Company can. Many of the Company’s competitors are larger companies and promote their brands and have substantial resources to devote to such efforts. The Company’s competitors may also have greater resources to utilize advertising or website product placement more effectively than the Company can. If the Company is unable to execute on building a strong brand, it may be difficult to differentiate its business and products from its competitors in the marketplace, therefore its ability to attract and retain customers may be adversely affected and its business may be harmed.

Additional Financing May Be Necessary for The Implementation of The Company's Growth Strategy

Whether the Company is successful in selling the maximum number of Shares in this Offering or not, the Company may require additional debt, equity or other securities financing to pursue the Company’s growth and business strategies. These growth and business strategies include, but are not limited to enhancing the Company’s operating infrastructure and otherwise responding to competitive pressures. Given the Company’s limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company’s growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders including you, and could dilute the ownership or benefits of ownership of existing Shareholders including, but not limited to reducing the value of Shares subscribed for under this Offering.

Entities Affiliated With The Company's Employees, Executive Officers, Directors and Affiliate Shareholders Beneficially Own or Control a Substantial Portion of Its Outstanding Shares.

Entities affiliated with the Company's employees, executive officers, directors and affiliates beneficially own or control a substantial portion of the Company’s outstanding Shares which may limit your ability and the ability of the Company’s other Shareholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her Shares. Accordingly, the Company’s employees, directors, executive officers and affiliate Shareholders may have the power to control the election of the Company’s directors and the approval of actions for which the approval of the Company’s Shareholders is required. If you acquire the Company’s Shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company’s Shares and could also limit the price that investors might be willing to pay in the future for the Company’s Shares.

The Company’s Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by The Company. If These Assumptions or Analyses Prove to Be Incorrect, The Company’s Actual Operating Results May Be Materially Different from The Company’s Forecasted Results

Whether actual operating results and business developments will be consistent with the Company’s expectations and assumptions as reflected in its forecasts depend on a number of factors, many of which are outside the Company’s control, including, but not limited to:

•whether the Company can obtain sufficient capital to sustain and grow its business

•the Company’s ability to manage its growth

•the Company's assumptions related to farming, cultivating and distribution

•whether the Company can manage relationships with key vendors and third parties

•demand for the Company’s products and services

•the timing and costs of new and existing marketing and promotional efforts

•competition

•the Company’s ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel

•the overall strength and stability of domestic and international economies

•consumer habits

Unfavorable changes in any of these or other factors, most of which are beyond the Company’s control, could materially and adversely affect its business, results of operations and financial condition.

The Company May Be Unable to Manage Their Growth or Implement Their Expansion Strategy

The Company may not be able to expand the Company's product and service offerings, the

Company's markets, or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

If The Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair The Company’s Ability to Compete

The Company’s success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business.

Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's Existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

The Company's Business Model Is Evolving

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products to potential users who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

The Company Needs to Increase Brand Awareness

Due to a variety of factors, the Company's opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning the Company's brand, products and services will depend largely on the effectiveness of the Company's marketing efforts. Therefore, the Company may need to increase the Company's financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the Company's brand name or if the Company incurs significant expenses promoting and maintaining the Company's brand name, it would have a material adverse effect on the Company's results of operations and your investment.

Inability to Maintain and Enhance Product Image Could Affect the Company

It is important that the Company maintains and enhances the image of its existing and new products and services. The image and reputation of the Company’s products and services may be impacted for various reasons including, but not limited to, bad publicity, litigation, complaints from regulatory bodies resulting from quality failure, illness or other health concerns, and customer complaints. Such problems, even when unsubstantiated, could be harmful to the Company’s image and the reputation of its products and services. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against the Company if no reimbursement is made. The Company may become subject to product liability lawsuits or other lawsuits or claims from customers alleging injury because of a purported defect in products or services or sold by the Company, claiming substantial damages and demanding payments from the Company. The Company is in the chain of title when it manufactures, supplies or distributes products, and therefore is subject to the risk of being held legally responsible for them. These claims may not be covered by the Company’s insurance policies, if any exist. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company’s business, results of operations, and financial condition. Any negative publicity generated as a result of customer or regulator complaints about the Company’s products or services could damage the Company’s reputation and diminish the value of the Company’s brand and brand equity, which could have a material adverse effect on the Company’s business, results of operations, and financial condition, as well as your investment. Deterioration in the Company’s brand equity (brand image, reputation and product quality) may have a material adverse effect on its financial results as well as your investment.

The Company Faces or Will Face Competition in the Company's Markets

The Company either faces, or will face, significant competition in the United States and elsewhere. In some cases, the Company’s competitors have or may have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it would have a material adverse effect on the Company's results of operations.

A Data Security Breach Could Expose The Company To Liability And Protracted And Costly Litigation, And Could Adversely Affect The Company's Reputation And Operating Revenues

To the extent that the Company's activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against it. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company Depends On Third-Party Providers For A Reliable Internet Infrastructure And The Failure Of These Third Parties, Or The Internet In General, For Any Reason Would Significantly Impair The Company's Ability To Conduct Its Business

The Company will outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's Employees May Engage In Misconduct Or Improper Activities

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to the Company's reputation.

Limitation on Director, Officer and Other’s Liability

The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its Shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

There Are Doubts About the Company’s Ability to Continue as a Going Concern.

The Company’s independent auditors have raised doubts about the Company’s ability to continue as a going concern. There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as securities, debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional financing. The Company anticipates raising additional funds through public or private financing, securities financing and/or strategic relationships or other arrangements in the near future to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital. The Company cannot be certain that any such financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations. The

Company’s ability to obtain additional funding will determine its ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on the Company’s financial performance, results of operations and Share price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company’s Shares, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary, to raise additional funds, and may require that the Company relinquish valuable rights. Any additional financing could have a negative effect on Shareholders.

Risks Relating to This Offering and Investment

The Company May Undertake Additional Equity or Debt Financing That May Dilute The Shares In This Offering

The Company may undertake further equity or debt financing, which may be dilutive to existing shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and also reducing the value of Shares subscribed for under this Offering.

The Shares Are Offered On A “Best Efforts” Basis And The Company May Not Raise The Maximum Amount Being Offered

Since the Company is offering the Shares on a “best efforts” basis, there is no assurance that the Company will sell enough Shares to meet its capital needs. If you purchase Shares in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use Of Proceeds which the Company has outlined in this Offering Circular or to meet the Company’s working capital needs.

If The Maximum Offering Is Not Raised, It May Increase The Amount Of The Company’s Long-Term Debt Or The Amount Of Additional Equity The Company Needs To Sell

There is no assurance that the maximum amount of Shares in this offering will be sold. If the maximum Offering amount is not sold, the Company may need to incur additional debt or raise additional equity in order to finance its operations. Increasing the amount of debt will increase the Company’s debt service obligations and make less cash available for distribution to its shareholders. Increasing the amount of additional equity that the Company will have to sell in the future will further dilute those investors participating in this Offering.

Investor Funds Will Not Accrue Interest While In The Non-Interest Bearing Bank Account Prior To Closing

All funds delivered in connection with subscriptions for the Shares will be held in a non-interest-bearing bank account until a closing of the Offering takes place. Investors in the securities offered hereby will not have the use of such funds or receive interest thereon pending the completion of the Offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

The Company Has Not Paid Dividends in The Past and Does Not Expect to Pay Dividends in The Future, So Any Return on Investment May Be Limited to The Value of the Shares

The Company has never paid cash dividends to its investors and does not anticipate paying cash dividends in the foreseeable future. The payment of dividends on the Company’s Shares will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If the Company does not pay dividends, the Company’s Shares may be less valuable.

The Company Has Significant Discretion Over the Net Proceeds of This Offering

The Company has significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Circular but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with your attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

An Investment in the Company's Shares Could Result In A Loss of Your Entire Investment

An investment in the Company's Shares offered in this Offering involves a high degree of risk and you should not purchase the Shares if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There Is No Assurance The Company Will Be Able To Pay Distributions To Shareholders

While the Company may choose to pay distributions at some point in the future to its Shareholders, there can be no assurance that cash flow and profits will allow such distributions to ever be made.

There is No Public Trading Market for the Company's Shares

At present, there is no active trading market for the Company’s securities and the Company cannot assure that a trading market will develop. The Company’s common stock has no trading symbol. In order to obtain a trading symbol and authorization to have the Company’s securities trade publicly, the Company must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority (“FINRA”) of which there is no assurance, before active trading of the Company’s securities could commence. In fact, there are serious questions as to whether an exchange would allow a U.S. cannabis-related company to list and trade at all. If the Company’s securities ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD’s automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of the Shares and the Company’s securities may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors’ Shares may be registered on a Form S-1 Registration Statement with the Securities and Exchange Commission in the future, there is absolutely no assurance that Shares could be sold under Rule 144 or otherwise until the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company’s business, financial and management information reporting, and applicable holding periods have been satisfied.

Should The Company’s Securities Become Quoted On A Public Market, Sales Of A Substantial Number Of Shares Of Its Securities May Cause The Price Of The Company’s Securities To Decline

Should a market develop, and the Company’s shareholders sell substantial amounts of its Shares in the public market, Shares sold may cause the price to decrease below the current offering price. These sales may also make it more difficult for the Company to sell equity or equity-related securities at a time and price that the Company deems reasonable or appropriate.

If The Shares Are Eventually Traded In A Public Market, The Securities And Exchange Commission May Suspend Trading In Securities When It Is Of The Opinion That A Suspension Is Required To Protect Investors And The Public Interest.

If the Company’s Shares are eventually listed and traded on a national securities exchange or another marketplace, the Securities And Exchange Commission (“SEC”) may suspend trading in its securities if the SEC is of the opinion that a suspension is required to protect investors and the public interest. A suspension of the Company’s Shares could adversely affect its business. While the Company does not believe any of these circumstances will apply to the Company’s Shares if they are eventually listed and traded, the SEC could believe otherwise, or find other reasons to suspend the trading of the Company’s Shares, and if the SEC suspended the trading of the Company’s Shares, it could have an adverse effect on the Company and your investment.

The Price For The Company’s Shares May Be Volatile.

The market price of the Company’s Shares, if any trading begins in the future, is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond its control, including the following:

•The Company may not be able to compete successfully against current and future competitors.

•The Company’s ability to obtain working capital financing.

•Additions or departures of key personnel.

•Sales of the Company’s Shares.

•The Company’s ability to execute the business plan.

•Operating results that fall below expectations.

•Regulatory developments, particularly those affecting cannabis.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Company’s Shares, if they are ever traded on a public market. As a result, you may be unable to resell your Shares at a desired price.

The Company Has Made Assumptions In Its Projections and In Forward-Looking Statements That May Not Be Accurate

The discussions and information in this Offering Circular may contain both historical and “forward-looking statements” which can be identified by the use of forward-looking terminology including the terms “believes,” “anticipates,” “continues,” “expects,” “intends,” “may,” “will,” “would,” “should,” or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering Circular, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company’s business, please be advised that the Company’s actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company’s operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering Circular or in other reports issued by the Company or by third-party publishers.

The Offering Price for The Shares Has Been Determined by The Company

The price at which the Shares are being offered has been arbitrarily determined by the Company. There is no relationship between the Offering price and the Company’s assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Shares was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company’s future prospects and needs, and the Company’s capital structure. These prices do not necessarily accurately reflect the actual value of the Shares or the price that may be realized upon disposition of the Shares, or at which the Shares might trade in a marketplace, if one develops.

You Should Be Aware Of The Long-Term Nature Of This Investment

There is not now, and may never be, a public market for the Shares. Because the Shares are being sold under exemptions to registration, and therefore have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will occur for the Shares. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a sale in the future. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. You must assess the adequacy of disclosure and the fairness of the terms of this Offering on your own or in conjunction with your personal advisors. You should be aware of the long-term nature of your investment in the Company.

Neither The Offering Nor The Securities Have Been Registered Under Federal Or State Securities Laws, Leading To An Absence Of Certain Regulation Applicable To The Company

The Company also has relied on exemptions from securities registration requirements under applicable state and federal securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Shares In This Offering Have No Protective Provisions.

The Shares in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a Shareholder in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the Offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction.

You Will Not Have Significant Influence On The Management Of The Company

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have no ability to vote on nearly all issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors of the Company. Accordingly, no person should purchase Shares unless he or she is willing to entrust all aspects of management to the Company.

The Shares Sold In This Offering Have No Voting Rights Other Than Those Specifically Required Under Delaware Law.

The Shares of Class B Common Stock being offered in this Offering have no voting rights other than any which may exist under Delaware corporate law. Control of the Company and all management decisions affecting the Company will be exercised only by those holding shares of Class A common stock, which are not being sold in this Offering. As a result, if you purchase the Shares, you will have no ability to vote on nearly all issues of Company management. Under Delaware law, non-voting shareholders are entitled to vote on certain matters despite having non-voting shares, which include, conversions and transfers, domestications, or continuances of the Company and amendments to the certificate of incorporation that would, unless otherwise provided in the certificate of incorporation increase or decrease the aggregate number of authorized shares, increase or decrease the par value of the shares, or adversely alter or change the powers, preferences, or special rights of the shares. Other than these matters, you will have no right to vote on any Company matter if you purchase the Shares.

Changes In Tax And Accounting Laws and Regulations May Affect The Company

Changes in state, federal and international tax laws could have an effect on the Company. For example, on December 22, 2017, the President of the United States signed into legislation The Tax Cuts and Jobs Act (“TCJA”) which changed existing U.S. tax law and included numerous provisions that may affect the Company’s business, including its income tax accounting, disclosure and tax compliance. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, and allows for the expensing of capital expenditures. The impact of this tax reform on holders of the Company’s Shares is uncertain and could be adverse. Additionally, the Financial Accounting Standards Board (“FASB”) has issued recent new revenue recognition standards principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The impact of these reforms on holders of the Company’s Shares is uncertain and could be adverse. Changes in tax and accounting laws, rules, standards, and regulations are unpredictable, and in some cases could have a material adverse effect on the Company, and as a result, on your investment.

The Exclusive Forum Provision In The Subscription Agreement May Have The Effect Of Limiting An Investor’s Ability To Bring Legal Action Against The Company And Could Limit An Investor’s Ability To Obtain A Favorable Judicial Forum For Disputes.

The subscription agreement for this Offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the State of California, unless the claims are brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage Shareholder lawsuits, or limit Shareholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company’s business and financial condition.

The Subscription Agreement Contains An Indemnification Clause That Requires You To Indemnify The Company And Hold The Company Harmless Under Certain Circumstances.

The Subscription Agreement you must sign to invest in this Offering contains an indemnification clause. The clause provides that you agree to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker-dealers, placement agents, shareholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of your representations and warranties being made when you sign the Subscription Agreement or otherwise being untrue or inaccurate, or because of a breach of the Subscription Agreement by you. By signing the Subscription Agreement, you also grant to the Company the right to setoff against any amounts payable by the Company to you, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney’s fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to the Subscription Agreement.

You Will Need To Keep Records Of Your Investment For Tax Purposes.

As with all investments in securities, if you sell the Shares, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Shares for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form 1-A, Offering Circular and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

The Shares Of Class B Common Stock Being Offered Are Subject To Drag-Along Rights

The Shares of Class B Common Stock being offered in this Offering Circular are subject to drag-along rights. As stated in Article XV of the Company’s Bylaws, the holder or holders of at least a majority of the outstanding Class A Common Stock and at least a majority of the outstanding Class B Common Stock (together, the “Drag-Along Seller”) have the right to seek and approve a drag-along sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a drag-along sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in the Bylaws; provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. If you invest in the Shares, you will be subject to this provision and may be required to participate in such a sale as set out in the Bylaws. You should be aware that there is uncertainty as to whether a court would enforce this provision of the Bylaws and/or these drag along rights, and take that into account before making a decision to invest in the Company. Please review Article XV of the Company’s Bylaws (Exhibit 1A-2B) and the section below entitled “Drag-Along Rights” for additional details.

If You Invest, You Will Be Considered A “Financial Interest” Holder Under Various California Laws and Regulations, And Thus Your Name And Other Personal Information Must Be Disclosed To Various California Regulatory Agencies

If you invest in the Company, you will be considered a “financial interest” holder under various California laws and regulations, and thus your name and other personal information must be disclosed by the Company to various California regulatory agencies. In order to invest in the Company, you will have to provide the following information which the Company will, in turn, have to provide to various regulatory agencies in California in order to comply with certain laws and regulations: your name, birthdate, social security number or tax identification number and your government-issued identification type and number. As a financial interest holder, your name and other information will be listed on various applications for licensure for the Company, for example. While the Company will use its best efforts to protect your private information, the Company has no control over the information once it passes it along to the various California agencies. It is also possible that other states or jurisdictions may impose similar or other requirements, on you as an investor in a cannabis related company, and that you may have to assist the Company in providing information, including personal information, to other governmental authorities, or others.

In Order To Invest, You Must Attest In The Subscription Agreement That You Do Not Work For Certain Employers, And Your Failure To Disclose This Information, Or To Notify The Company If Your Status Changes In The Future, Could Lead to You Indemnifying and Holding The Company Harmless For Any Damages Caused By You Being A Financial Interest Holder.

California law prohibits certain people from having any ownership interest, directly or indirectly, in any business to be operated or conducted under a cannabis license. As such, by signing the Company’s subscription agreement, you will verify and attest that you are not (a) a person holding office in, or employed by, any agency of the State of California or any of its political subdivisions where your duties have to do with the enforcement of California cannabis laws and regulations or any other penal provisions of law of California prohibiting or regulating the sale, use, possession, transportation, distribution, testing, manufacturing, or cultivation of cannabis goods; or (b) a person employed in the State of California Department of Justice as a peace officer, in any district attorney’s office, in any city attorney’s office, in any sheriff's office, or in any local police department. By signing the Subscription Agreement, you will also agree to immediately notify the Company in writing if, at any time in the future, you become a person employed by or holding office for the entities described above so the Company may make appropriate arrangements  with you to have you removed as a financial interest holder of the Company. If you misrepresent to the Company by signing the Subscription Agreement, intentionally or unintentionally, that you are not a person who is employed by or holds office for the entities described above when in fact you are, or if you become a person who is employed by or holds office for the entities described above in the future and fail to immediately notify the Company in writing of such fact, and the Company is damaged in any manner whatsoever as a result of being unaware of you being a financial interest holder in the Company because of your failure to disclose at this time, or to notify the Company in the future if your status changes, you will agree by signing the Subscription Agreement (i) to indemnify the Company for any and all costs, expenses, legal fees or other damages caused by your failure to disclose your present status or by your failure to notify the Company if your status changes in the future, and (ii) to hold the Company harmless for any and all costs, expenses, legal fees or other damages the Company incurs caused by your failure to disclose your present status or to notify the Company if your status changes in the future.

Risks Relating to The Cannabis Industry

While Cultivation, Production and Sale of Marijuana Is Legal In California Under California Law, Marijuana Remains Illegal at the Federal Law Level and in Many Other States.

A number of states have enacted laws allowing their citizens to purchase and use recreational marijuana, medical marijuana and to operate medical marijuana cultivation, production or dispensary facilities. Cultivating and distributing marijuana for medical and recreational use is permitted in California where the Company is based and where all of the Company’s marijuana products are grown, manufactured and sold, provided the Company remains in compliance with applicable state and local laws, rules and regulations. However, at the time this Offering Circular was drafted, marijuana is illegal under United States federal law, and under the laws of many states and foreign countries. The United States Supreme Court has confirmed that the federal government has the right to regulate and criminalize marijuana, including for medical purposes, and that federal law criminalizing the use of marijuana preempts state laws that legalize its use. Strict enforcement of federal law regarding marijuana would likely result in the inability to proceed with the business plans of the Company, even if they successfully procure all licenses for the cultivation, production and/or distribution of their marijuana products in California and could expose the Company to potential criminal liability and subject their properties to civil forfeiture. Additionally, certain state or foreign country laws could affect the Company if the state or foreign country believes the Company is violating those laws.

As The Possession And Use Of Marijuana Is Illegal Under The Federal Controlled Substances Act, The Company May Be Deemed To Directly Engaged In Illegal Activities Through The Marijuana Products That It Grows And Sells. As A Result, The Company May Be Subject To Enforcement Actions By Law Enforcement Authorities, Which Would Materially And Adversely Affect The Company’s Business And May Affect Investors Directly.

Under federal law, and more specifically the Controlled Substances Act, the possession, use, cultivation, and transfer of marijuana is illegal. Under certain laws of various states, the possession, use, cultivation, and/or transfer of marijuana is also illegal. The Company’s business involves the cultivation, and/or sale of marijuana which is legal under California state law where the Company grows, manufactures and sells its marijuana products. Despite being legal under California state law, federal law enforcement authorities, and perhaps even other states law enforcement authorities, in their attempt to regulate the illegal use of marijuana, may seek to bring an action or actions against the Company or its officers, directors and/or investors, not only based on being directly involved in the cultivation and sale of marijuana, but also possibly claims of aiding and abetting another’s criminal activities. As a result of such an action, the Company may be forced to cease operations and its investors could lose their entire investment. Such an action would have a material negative effect on the Company’s business and operations, and could have a negative effect on investors directly.

It is also possible that additional federal or state legislation could be enacted in the future that would prohibit or limit the Company from selling cannabis and cannabis-related products and services, and, if such legislation were enacted, the Company’s revenues would decline. Further, additional government disruption in the cannabis industry could cause potential customers and users to be reluctant to use the Company’s products, which would be detrimental to the Company. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Company’s business, or on investors directly.

Investing In Cannabis-Related Securities Could Be Problematic For Federal Employees Who Have Securities Clearance and Other Investors, Whether Federal Employees or Not

Some media reports have suggested that federal employees and contractors who own stocks in cannabis-related companies may have problems maintaining the security clearance required for their jobs. For example, one media report claimed that a Department of Defense employee who listed his marijuana-related investments on a financial disclosure form during an annual security clearance check-up was told to divest himself of the shares or lose his security clearance. Other reports have stated that a memo reportedly authored by an attorney at the Department of Defense said that U.S. Air Force officials treat investment in marijuana-related companies as prohibited involvement in drugs. Other reports have quoted a Department of Defense official saying the above-referenced memo is just one attorney’s opinion, and does not represent the Pentagon’s official stance. The Company’s research has not found a Department of Defense policy on ownership of marijuana stocks. Some attorneys advise employees at federal agencies that require security clearances to not invest in cannabis related stocks as a result. Despite this, many investors whose 401(k) plan includes an S&P 500  index fund, including federal employees in the government’s Thrift Savings Plan, may already invested indirectly in cannabis-related companies such as publicly traded companies like Altria, the maker of Marlboro cigarettes, who owns a major stake in a cannabis company.

In addition to federal employees and contractors requiring security clearance, other federal employees should consult with their legal counsel and investment advisors before investing in the Company’s Offering, or any cannabis-related stock, due to the federal status of cannabis.

All investors, whether federal employees or not, should consult with their legal counsel and investment advisors before investing in the Company’s Offering, or any cannabis-related stock. For example, media reports have noted that Canadian cannabis investors who visit the U.S. run the risk of a lifetime ban by border officials, and people who work at cannabis businesses in states where cannabis is legal have been advised to seek lawyers about working for a cannabis-related business. Although the Company has not been able to find any relevant, recent precedent related to this, a technical legal argument could be made that investors owning shares in companies producing and distributing cannabis products could be considered to, in some form, be involved in the manufacturing and distribution of a federally illegal substance.

If you have any question about investing in the Company as a result of your employment or any other reason, you should seek the advice of legal counsel and investment advisors before investing.

The Company’s Business Is Dependent On California State Laws Pertaining To The Marijuana Industry

As of the date of this Offering, California has legalized marijuana for adult use at the state level. Continued development of the marijuana industry is dependent upon continued legislative authorization of marijuana at the state and local level in additional states. Any number of factors could slow or halt progress in this area. Further, progress in the marijuana industry, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Further legalization attempts at the state level that create bad public policy could slow or stop further development of the marijuana industry. Any one of these or other factors could slow or halt use of marijuana, which would negatively impact the Company’s business.

In addition, because of the burdensome, inconsistent and in some instances, incomplete legislation and regulation at the state and local levels, some believe that the California cannabis industry is in a contracting phase, and that some laws and regulations (or the lack thereof where needed) could result in a collapse of the cannabis industry in California. Defects in current legislation and regulation, expiring temporary licenses without timely renewals, over-regulation and over-taxation, and the costs of compliance (including attorneys and accountants) could negatively impact the Company’s business.

Uncertainty In Many Related Business Industries Caused By Federal Laws Or State Laws Outside of California Making Marijuana Illegal Could Have A Negative Effect on The Company's Business

Several industries that are used by most businesses have limitations or prohibitions on their use in cannabis-related industries, and such limitations or prohibitions could have a detrimental effect on the Company’s business, and on your investment. The following list are several examples of such limitations or prohibitions, and others exist or will exist in the future, that make investment into the Company, or any cannabis-related company, subject to a high level of risk:

•Advertising and marketing of marijuana and cannabis-related products is often limited or prohibited, including by such major companies as Google, Facebook and Twitter, and by the television industry. The inability to advertise and market the Company's products could have a significant effect on the Company’s revenues and growth potential.

•The Company’s access to real estate could be limited, its rights to such real estate could be voidable, and it could be forced to incur substantial costs. Some property owners may believe cannabis businesses contribute to an undesirable environment for a variety of alleged reasons including that cash accumulations and the presence of cannabis create a target for theft; and some processes, such as extraction, can create unpleasant odors.

•The Company’s ability to attract qualified senior management and directors may be hampered by the uncertainty of the legal status of marijuana at the federal level.

•The Company’s ability to transport its products is limited. Interstate commerce in certain cannabis products including marijuana products is illegal. Transportation of certain cannabis products including marijuana products from one state to another, even if the products are legal in both states, is prohibited or severely limited. Within a state, transportation via air or sea is subject to federal regulation, and therefore could be considered illegal. Arguably, transportation intrastate on federal highways could be seen as illegal.

•The Company may not be accorded the protection of bankruptcy laws because most bankruptcy law is federal law. While any cannabis company that wishes to obtain temporary protection from creditors may seek protection under state laws or common law relating to creditors’ rights, it may not be able to use the protections afforded under provisions of the federal Bankruptcy Code.

The Company May Have Difficulty Obtaining The Various Insurance Products That Are Desired To Operate Its Business, Which May Expose It To Additional Risk And Financial Liabilities.

Insurance that is otherwise readily available, such as workers compensation, general liability, and directors’ and officers’ insurance, is more difficult for cannabis-related companies to find and more expensive than for other businesses. There are no guarantees that the Company will be able to find all such desired insurance coverages in the future, or that the cost will be affordable to the Company. If the Company are forced to go without certain insurance, it may prevent the Company from entering into certain business sectors, may inhibit the Company’s growth, and may expose the Company to additional risk and financial liabilities.

Participants In The Cannabis Industry May Have Difficulty Accessing The Service Of Banks, Which May Be Detrimental To The Company.

Despite recent rules issued by the United States Department of the Treasury mitigating the risk to banks who do business with cannabis companies operating in compliance with applicable state laws, banks remain wary of accepting funds from businesses in the cannabis industry. Since the use of marijuana remains illegal under federal law, there remains a compelling argument that banks may be in violation of federal law when accepting for deposit funds derived from the sale or distribution of certain cannabis products including marijuana. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking relationships. Although the Company currently has access to bank accounts, its inability to open additional bank accounts or maintain its current account may make it difficult for the Company to do business.  The inability to bank would also create a number of risks for the Company, including the possibility of a lack of verifiable financial records and accumulation of cash.

Uncertainty As To Federal Taxation For Cannabis-Related Businesses Could Have A Detrimental Effect On The Company.

Because of federal laws making certain cannabis products including marijuana illegal, and because of certain provisions of the Internal Revenue Code, certain normal business expenses for other companies that are deductible by those companies, when incurred by some cannabis-related companies, may not be deductible when calculating income tax liability. For example, Internal Revenue Code Section 280E prohibits businesses from deducting their ordinary and necessary business expenses other than costs of goods sold, where the business operations consist of activities that violate the federal Controlled Substances Act. Consequently, as long as marijuana remains subject to the federal Controlled Substances Act, cannabis companies including the Company may be at a disadvantage when it comes to profitability, compared to conventional companies. The effective tax rate on a cannabis-related business may depend on how large its ratio of nondeductible expenses is to its total revenues. Therefore, the Company’s cannabis-related business may be less profitable than it could otherwise be.

There Is Great Uncertainty As To Federal Law Enforcement For Investors In Cannabis-Related Companies.

While some cannabis-related stocks and securities are presently accepted by, and trade on national securities exchanges including the New York Stock Exchange, and while federal securities regulators such as the United States Securities and Exchange Commission have not issued any prohibition against selling or issuing cannabis related securities, there is still uncertainty in the investment world as to the possible effects that marijuana being illegal under the federal Controlled Substances Act could have on cannabis-related company investors. In theory, investing in the Company or any cannabis-related or marijuana-related business could be found to violate the federal Controlled Substances Act. As a Shareholder and owner of the Company, it is theoretically possible that federal law enforcement officials could issue indictments to investors under federal law, and all of the assets an investor contributes to a business like the Company, could be subject to asset forfeiture because marijuana is still federally illegal. While the Company believes this risk is limited by its legal and compliant operation of its cannabis business under California law, the Company cannot assure any investor that the present federal climate, which seems to not be interested in prosecuting those involved with the growing cannabis business in states such as California, will continue to not prosecute those involved in cannabis-related or marijuana-related businesses. The Company is not aware of any investor ever being prosecuted for simply investing in a cannabis-related or marijuana-related company by the United States federal government, but there is no assurance that such a prosecution will not occur in the future.

Furthermore, investors in cannabis-related or marijuana-related businesses could be subject to a suspicious activity report (SAR) being filed when the investor transfers funds to purchase the securities, under the theory that transferring funds to a business that is legally growing and selling marijuana under  California law is still violating federal law, making the need for a suspicious activity report to be filed.  Although the Company has not been able to find any relevant precedent or confirmed media reports related to this issue, it remains theoretically possible that investors could get flagged for money laundering when they transfer funds to purchase cannabis-related stocks, and it is also possible that a bank could shut down the accounts of such investors.

Any Potential Growth In The Cannabis Industry Continues To Be Subject To New And Changing State And Local Laws And Regulations.

Continued development of the cannabis industry is dependent upon continued legislative legalization of marijuana at the state level, and a number of factors could slow or halt progress in this area, even where there is public support for legislative action. Any delay or halt in the passing or implementation of legislation legalizing marijuana use, or its sale and distribution, or the re-criminalization or restriction of marijuana at the state level, particularly in California, could negatively impact the Company’s business. Additionally, changes in applicable state and local laws or regulations could restrict the products and services the Company offer or impose additional compliance costs on the Company or its customers. Violations of applicable laws, or allegations of such violations, could disrupt the Company’s business and result in a material adverse effect on its operations. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be materially adverse to the Company’s business.

The Cannabis Industry Faces Significant Opposition, And Any Negative Trends Will Adversely Affect The Company’s Business Operations.

The Company is substantially dependent on the continued market acceptance, and the proliferation of consumers, of medical and recreational cannabis and marijuana, particularly in California. The Company believes that with further legalization, marijuana and cannabis products will become more accepted, resulting in a growth in consumer demand. However, the Company cannot predict the future growth rate or future market potential, and any negative outlook on the cannabis industry may adversely affect the Company’s business operations. Additionally, large, well-funded business sectors may have strong economic reasons to oppose the development of the cannabis industry. For example, medical cannabis may adversely impact the existing market for the certain medications sold by mainstream pharmaceutical companies. Should cannabis displace other drugs or products, the medical cannabis industry could face a material threat from the pharmaceutical industry, which is well-funded and possesses a strong and experienced lobby. Any inroads the pharmaceutical, or any other potentially displaced, industry or sector could make in halting or impeding the cannabis industry could have a detrimental impact on the Company’s business.

The Company Operates In An Evolving Industry, Which Makes It Difficult To Evaluate Its Business And Prospects. If The Cannabis Industry Develops More Slowly Than The Company Expects, Its Operating Results And Growth Prospects Could Be Harmed. In Addition, The Company’s Future Growth Depends On The Growth Of The Cannabis Industry.

The cannabis industry is a relatively new and rapidly evolving industry, making the Company’s business and prospects difficult to evaluate. If new developments in the cannabis industry occur, particularly new laws or regulations or adverse interpretations of existing laws and regulations, technologies or if the Company is unable to successfully compete with current and new competitors, its business will be harmed, and it may not be able to survive. The growth and profitability of this industry, as it exists today, and the level of demand and market acceptance for the Company’s products, are subject to a high degree of uncertainty. The Company believes that the continued growth of the cannabis industry will depend on many factors, some of which cannot be foreseen at present. This nascent industry may develop more slowly than the Company expects, which could adversely impact the Company’s operating results and its ability to grow its business.

Federal Regulation And Enforcement May Adversely Affect The Implementation Of Medical And Recreational Marijuana Laws And Regulations May Negatively Impact The Company’s Revenues And Profits.

Currently, there are many states plus the District of Columbia that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for marijuana and cannabis and consumer use of marijuana and cannabis in connection with medical treatment. Currently, there are states such as California, Colorado Nevada, Oregon and others that have laws and/or regulations that recognize, in one form or another, legal or decriminalized recreational sale and use of marijuana. Many other states are considering similar legislation allowing the medical sale and use of marijuana and/or recreational sale and use of marijuana. Conversely, under the federal Controlled Substance Act the policies and regulations of the Federal government and its agencies are that marijuana has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited at the federal level. Many states have similar prohibitions. Unless and until Congress amends the Controlled Substance Act with respect to medical marijuana, or as to recreational marijuana, there can be no assurance of the legal sale and use of cannabis-related products such as those of the Company, and there is a risk that federal authorities may enforce current federal law. If so, the Company may be deemed to be producing, cultivating or dispensing marijuana in violation of federal law or certain state laws. Active enforcement of the current federal regulatory position on marijuana, or similar enforcement actions by certain states, may indirectly and adversely affect the Company’s revenues and profits. The risk of strict enforcement of the Controlled Substance Act in light of congressional activity, judicial holdings and stated federal policy remains uncertain. The risk of strict enforcement of the state laws outside of California, as to the Company’s business, also remains uncertain.

The Judicial System May Adversely Affect The Implementation Of Medical And Recreational Marijuana Laws And Regulations May Negatively Impact The Company’s Revenues And Profits.

Judicial interpretation of various state and federal laws related to cannabis and marijuana could have a significant effect on the Company and its business. For example, in the recent past, the U.S. Supreme Court declined to hear a case brought by San Diego County, California that sought to establish federal preemption over state medical marijuana laws after the preemption claim was rejected by every court that reviewed the case, including the California 4th District Court of Appeals who wrote in its unanimous ruling, “Congress does not have the authority to compel the states to direct their law enforcement personnel to enforce federal laws.” However, in another case, the U.S. Supreme Court held that, as long as the federal Controlled Substance Act contains prohibitions against marijuana, under the Commerce Clause of the United States Constitution, the United States may criminalize the production and use of homegrown cannabis even where states approve its use for medical purposes. The inconsistencies of judicial rulings from court to court, and from state court to federal court, creates an atmosphere of uncertainty for the cannabis industry. Should judicial rulings occur that directly or indirectly prohibits or limits the ability of the Company to cultivate, process and sell marijuana or cannabis, or that prohibit the sale or purchase of cannabis-related products by others, the Company’s business and your investment could be significantly affected.

The Company May Not Obtain All Of The Necessary Licenses, Permits And Authorizations To Operate The Cannabis Business.

While the Company has, to date, obtained licenses and permits, some of which are temporary, as described in this Offering Circular, it may not be able to obtain or maintain the necessary licenses, permits,  authorizations or accreditations, or may only be able to do so at great cost, to operate its cannabis business. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on the Company’s ability to operate its business, which could have a material adverse effect on the Company and your investment.

Additionally, the failure to obtain licenses could occur through no fault of the Company. Due to complicated and often contradictory legislative efforts at the state, county and local level in California, some cannabis businesses have been unable to obtain licenses, renew licenses, or move from temporary or provisional licenses to permanent ones. In some cases, this could be due to the state or local legislative bodies not passing laws or regulations that allow licensing to take place or that allow temporary licenses to expire with no additional means to continue operating a licensed business. Should any of these situations, or others that are unanticipated at this time, prevent the Company obtaining the necessary licenses, permits, authorizations or accreditations it requires, even if it makes its best efforts to do so, it could result in restrictions on the Company’s ability to operate its business, which could have a material adverse effect on the Company and your investment.

If The Company Is Unable To Protect Effectively Its Intellectual Property, The Company May Not Be Able To Operate Its Business, Which Would Impair Its Ability To Compete

The Company’s success will depend, in part, on its ability to obtain and maintain meaningful intellectual property protection for any intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use its domain names or URLs. Such challenges could have a material adverse effect on the Company’s financial results as well as your investment. For example, because the Company is in the cannabis industry, federal protection of the Company’s trademarks and certain other intellectual property is not presently available and may never be available under federal law. As a result, the Company will have to rely, in many cases, on state trademark registrations and common law trademark protection and intellectual property law, rather than federal trademark protection and other federal intellectual property protection.

Volatility of Agricultural Commodities

The Company uses certain agricultural commodities in the manufacturing of its products. Commodity markets are volatile and unexpected changes in commodity prices can reduce the Company’s profit margin and make budgeting difficult. Many factors can affect commodity prices, including but not limited to political and regulatory changes, weather, seasonal variations, technology and market conditions. Some of the commodities used by the Company may not be easily substituted. Any of such events or occurrences could have a material adverse effect on the Company’s financial results and on your investment.

There Are Significant Risks Associated With Cultivating And Farming Any Agricultural Crop, Including Cannabis, That May Affect Your Investment.

The Company is in the business of growing and cultivating cannabis and other agricultural crops.  There are significant risks involved with the Company’s business as a result. The uncertainties inherent in weather, yields, occurrences such as fire, prices, government policies, global markets, and other factors that impact farming can cause wide swings in farm income. For example, crop loss due to many factors is a very realistic possibility in the future, and has already occurred with the Company.  Crop loss for the Company can occur as a result of many factors, including but not limited to, pesticide use, governmental testing of crops, weather, fire, disease, mold and pests. Any and all crop loss by the Company for any reason could have a material adverse effect on the Company’s financial results and on your investment.

Additionally, other risks inherent in the Company’s business as a grower and cultivator of an agricultural crop include, but are not limited to (1) production risk derived from the uncertain natural growth processes of crops; (2) price or market risk such as uncertainty about the prices the Company will receive for their crops or the prices they must pay for inputs; (3) institutional risk resulting from uncertainties surrounding government actions such as regulations related to cannabis, marijuana, tax laws, regulations for chemical use and rules for waste disposal; and (4) human or personal risk such as accidents, illness and death of the Company’s farmers, employees, contractors and staff. Any of such events or occurrences could have a material adverse effect on the Company’s financial results and on your investment.

There Are Significant Risks Associated With A Possible Oversupply of Cannabis In The Marketplace.

Because the cannabis industry is in its infancy and because of other factors, it is possible that the marketplace will face an oversupply of products that could drastically reduce the Company’s ability to sell its products, and the ability for the Company to charge what it desires to charge for its products. If any oversupply of cannabis occurs in the same marketplace that the Company is attempting to sell and distribute its products, the Company may not be able to sell its products at all, or may be forced to sell far less of its products than it plans to do. Furthermore, the Company may have to reduce its prices for its products if an oversupply occurs in the marketplace. Any of such events or occurrences could have a material adverse effect on the Company’s financial results and on your investment.

For example, it has been widely reported that in 2018, Oregon’s legal marijuana producers grew more than twice as much cannabis as was legally consumed, leading to an oversupply at dispensaries and wholesale distributors. Such an oversupply in Oregon has led to concerns that high supply will lead to falling prices, and that the state government will take action to push down supply by increasing producer license fees, limiting the maximum amount of cannabis grown in the state, or capping the number of licenses temporarily or permanently. Should such an oversupply occur in the markets the Company sells in, or plans to sell in, similar concerns of falling prices, government action to push down supply by increasing license fees, government action to limit the maximum amount of cannabis grown in the state, or government action to cap the number of licenses temporarily or permanently issued could have a material adverse effect on the Company, and on your investment.

The Company May Be Limited To Selling Its Products And Securities Only In California.

At present, the Company is only selling its marijuana products in California. While the Company, as well as others in the cannabis industry, is hopeful that eventually sales of marijuana across state lines will be legal, the present status of the law prevents such interstate sales. Therefore, investors should not assume that sales of the Company’s cannabis products outside the state of California will ever be allowed.

Furthermore, while the Company would like to be able to sell the securities in this offering in states other than California, and will take steps to assure that such sales can be made legally, investors should not assume that the securities sold in this Offering will ever be able to be sold outside of the state of California, either in this offering, or once purchased by an investor. While the Company believes that its securities will be able to be sold in certain other states, through this Offering and for investors if a secondary market for the securities is every developed, there is still great uncertainty as to whether such sales outside of California may ever occur. Despite the fact that cannabis related stocks, including Canadian stocks for companies that actually cultivate and sell marijuana in Canada, are sold and traded freely on national U.S. exchanges including the New York Stock Exchange, there is still no clear guidance as to whether the sales of the Company’s securities outside the state of California will ever be allowed.

Government and Other Campaigns and Laws Could Reduce Demand

Government-sponsored campaigns and campaigns by other third parties against cannabis use, licensing reforms relating to the cultivation of cannabis, and the manufacture and sale of cannabis products, may reduce demand for the Company’s products and any change in any state, local, federal or international cannabis legislation or regulation and other legislation or regulation could have an impact upon present and future products which the Company may produce, which could have a material adverse effect on the Company’s financial results and on your investment.

The Positive and Negative Health Effects of Marijuana and Hemp Are Still Largely Unknown.

At present, the positive and negative short-term and long-term effects on the human mind and body of marijuana, hemp, THC, CBD and other cannabis-related components have not been conclusively studied. In addition, the positive and negative short-term and long-term effects on the human mind and body of smoking, vaping and other means of using or ingesting marijuana, hemp, THC, CBD and other cannabis-related components have not been conclusively studied. Some individuals and entities believe that there may be negative effects on the human mind and body from the use of marijuana, hemp, THC, CBD, cannabis-related components as well as from smoking, vaping and other means of using or ingesting marijuana, hemp, THC, CBD and other cannabis-related components.  Should studies confirm these negative effects, or should various governments, institutions, medical groups, consumer groups or others publicize these negative effects, whether accurate or not, it could lead to new legislation or other regulatory issues related to the sale of marijuana and hemp and other cannabis-related components. Such other regulatory issues could have a material adverse effects on the Company’s business. legislation or Additionally, negative press or negative public opinion relating to human health issues related to marijuana , hemp,  THC, CBD, cannabis-related components or relating to smoking, vaping and other means of using or ingesting marijuana, hemp, THC, CBD and other cannabis-related components, could have a material adverse effects on the Company’s business.

The Continuing Existence And Growth Of A Black Market For Illegal Cannabis In California Could Affect The Company And Its Business

California still has a thriving black market that includes growers and sellers. Some estimates show that as much as 80% of the marijuana sold in California comes from the illegal black market. This is not unique to California. In Canada, where marijuana was recently legalized for all uses, the black market is expected to account for 71% of all sales in 2019. In Massachusetts, an estimated 75% of marijuana sales will be on the black market this year. In California, the black market is likely the result of a mix of high taxes and a limited number of legal dispensaries, particularly in large sections of the state where there are no dispensaries. Potential oversupply of cannabis products, as well as the matters set out above and other factors combine to make black market cannabis less expensive to buy that cannabis in California. The existence of the black market could have a material adverse effect on the Company, and on your investment.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

DILUTION

The term "dilution" refers to the reduction (as a percentage of the aggregate shares outstanding) that occurs for any given share of stock when additional Shares are issued. If all of the Shares in this offering are fully subscribed and sold, the Shares offered herein will constitute approximately 3.6% of the total outstanding shares of stock of the Company.

The Company anticipates that subsequent to this offering the Company may require additional capital and such capital may take the form of Shares of Class B Common Stock, other stock, securities or debt convertible into equity. Your stake in the Company could be diluted due to the Company issuing additional Shares of Class B Common Stock or other securities such as other stock, securities or debt convertible into equity. When the Company issues more securities, the percentage of the Company that you own will decrease, even though the value of the Company may increase. If this event occurs, you may own a smaller piece of a larger company. An increase in number of shares of stock could also result from a securities offering (such as an initial public offering, an additional equity crowdfunding round, a venture capital round, or an angel investment), employees or others exercising stock or other equity options, or by conversion of certain instruments such as convertible bonds, other convertible classes of stock or warrants into other equity. If the Company decides to issue more stock or other securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share, although this typically occurs only if the Company offers dividends, and most early stage companies like the Company are unlikely to offer dividends, preferring to invest any earnings into the Company.

The type of dilution that negatively affects early-stage investors most occurs when the Company sells more shares of stock or securities in a “down round,” meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares of stock. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares of stock than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a stock price ceiling. Either way, the holders of the convertible notes get more shares of stock for their money than would new investors in that subsequent round. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares of stock for their money. Investors should pay careful attention to the amount of convertible notes that a company has issued and may issue in the future, and the terms of those notes. At present, the Company has not issued any convertible notes, but it is possible that such notes could be issued in the future.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Share to hold a certain amount of value, it’s important to realize how the value of those shares of common stock can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Share, ownership percentage, control, share of revenues and earnings per Share.

If you invest in the Company’s Shares, your interest will be diluted immediately to the extent of the difference between the Offering price per Share and the pro forma net tangible book value per Share after this Offering. As of December 31, 2018, the net tangible book value of the Company was $(715,317) since the Company had not generated any material revenue and had cumulative expenses equal to $745,842 and $0 in paid-in-capital.  As of June 30, 2019, the net tangible book value of the Company was $(951,164) since the Company had not generated any material revenue and had cumulative expenses equal to $(951,164) and $0 in paid-in-capital. Based on the number of shares of Class A common stock (1,000) and Shares of Class B Common Stock (26,403,750) issued and outstanding as of the date of this Offering Circular, that equates to a net tangible book value of $(0.04) per Share on a pro forma basis. Net tangible book value per Share consists of

Shareholders’ equity adjusted for the retained earnings (deficit), divided by the total number of shares of common stock outstanding. The pro forma net tangible book value, assuming full subscription in this Offering, would be $0.33 per Share.

Thus, if the Offering is fully subscribed, the net tangible book value per Share owned by the Company’s current Shareholders will have immediately increased by approximately $0.37 without any additional investment on their part and the net tangible book value per Share for new investors will be immediately diluted by $9.67 per share to $0.33 per share. These calculations do not include the costs of the Offering, and such expenses will cause further dilution. These calculations also do not take into account the remaining reserved shares in the Company’s Equity Incentive Plan. Also note than any inconsistencies in the numbers of shares listed in the tables below from those that may be set out in the Company’s financial statements are due to shares issued by the Company after the completion of the Company’s audited and interim financial statements. The number of shares in the tables below reflect the number of shares issued and outstanding as of the date of this Offering Circular.

The following tables illustrate the per Share dilution which would occur under each of the “Use of Proceeds” section scenarios shown below:

If the total capital raised is $2,500,000:
Offering price per Class B Share of Common Stock*	$10.00
Net Tangible Book Value per Share before Offering (based on 26,404,750 Shares of Common Stock)	($0.04)
Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 250,000 Shares of Class B Common Stock)	($0.09)
Net Tangible Book Value per Share after Offering (based on 26,654,750 Shares of Common Stock)	$0.06
Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$9.94
*Before deduction of offering expenses

If the total capital raised is $5,000,000:
Offering price per Class B Share of Common Stock *	$10.00
Net Tangible Book Value per Share before Offering (based on 26,404,750 Shares of Common Stock)	($0.04)
Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 500,000 Shares of Class B Common Stock)	$0.19
Net Tangible Book Value per Share after Offering (based on 26,904,750 Shares of Common Stock)	$0.15
Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$9.85
*Before deduction of offering expenses

If the total capital raised is $7,500,000:
Offering price per Class B Share of Common Stock *	$10.00

Net Tangible Book Value per Share before Offering (based on 26,404,750 Shares of Common Stock)	($0.04)
Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 750,000 Shares of Class B Common Stock)	$0.28
Net Tangible Book Value per Share after Offering (based on 27,154,750 Shares of Common Stock)	$0.24
Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$9.76
*Before deduction of offering expenses

If the total capital raised is $10,000,000:
Offering price per Class B Share of Common Stock *	$10.00
Net Tangible Book Value per Share before Offering (based on 26,404,750 Shares of Common Stock)	($0.04)
Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 1,000,000 Shares of Class B Common Stock)	$0.37
Net Tangible Book Value per Share after Offering (based on 27,404,750 Shares of Common Stock)	$0.33
Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$9.67
*Before deduction of offering expenses

There is a material disparity between the price of the Shares in this Offering and the effective cash cost to officers, directors, promoters, affiliated persons and existing shareholders for shares acquired by them in transactions during the past year. The average effective cash contribution for shares acquired by officers, directors, promoters, affiliated persons and existing shareholders in transactions during the past year was $2.09 per share, whereas the public contribution under this Offering will be $10.00 per Share.  The following table summarizes the differences between the total consideration and the weighted-average price per share paid by, on the one hand, officers, directors, promoters and affiliates of the Company who have acquired shares of Common Stock prior to the date of this Offering Circular and, on the other hand, investors participating in this Offering, before deducting estimated offering expenses, assuming that the maximum gross cash proceeds from the offering of $10,000,000.00 are raised and that the maximum number of Shares are sold at the $10.00 per share.

	Total Shares	Total Consideration	Weighted Average Price Per Share
Existing Shareholders Prior To This Offering	26,404,750	$2,929,000	$0.11
Investors In This Offering	1,000,000	$10,000,000	$10.00

PLAN OF DISTRIBUTION

The Company is offering a Maximum Offering of up to $10,000,000.00 of its Shares of Class B Common Stock. The Offering is being conducted on a best-efforts basis without any minimum number of Shares of Class B Common Stock or amount of proceeds required to be sold. There is no minimum subscription amount required (other than a per investor minimum purchase) to distribute funds to the Company. The Company will not initially sell the Shares of Class B

Common Stock through commissioned broker-dealers other than Dalmore, but may do so after the commencement of the offering. Any such arrangement will add to its expenses in connection with the offering. If the Company engages one or more additional commissioned sales agents or underwriters, the Company will supplement this Form 1-A and Offering Circular to describe the arrangement. The Company may add additional commissioned broker-dealers after the commencement of the offering. Any such arrangement will add to its expenses in connection with the offering. If the Company engages one or more additional commissioned sales agents, the Company will supplement this Form 1-A and Offering Circular to describe the arrangement.

This is not a contingent offering, and the Company plans to hold its first closing approximately three weeks after the qualification of the Offering. The Company will undertake one or more additional closings on a rolling basis as funds are received from investors. Considerations as to when such additional closings will occur will include the amount of funds raised in the Offering prior to each such proposed closing, the feedback received from market participants regarding their interest in participating in the Offering and the impact that a closing would have on the continuation of the Offering. Furthermore, the Company anticipates that closings will be held such that no cleared investor funds will remain in the account set up by Prime Trust LLC for more than approximately 30 business days. At each closing, funds held in the bank account will be distributed to the Company, and the associated Shares will be issued to all investors at time of each closing for investors whose funds and subscription have been cleared. Investors will be notified by the Company via e-mail or another form of written communication when a closing occurs involving their subscription and will be notified that their Shares have been issued at that time. Funds tendered by investors will be kept in the account set up by Prime Trust LLC until the next closing after they are received by the bank. At each closing, funds for subscriptions accepted from investors who have been issued will be immediately available for the Company's use during the term of the Offering.

All subscribers will be instructed by the Company or its agents to transfer funds by wire or ACH transfer directly to the account set up by Prime Trust LLC for this Offering or to deliver checks under instructions to be given by the Company which shall be deposited into the account set up by Prime Trust LLC and released to the Company at each closing. The Company may also accept debit and/or credit cards. Should the Company choose to accept credit or debit cards as payment of the subscription amount, processing fees and other charges may be added to the subscription amount to pay for the third-party costs of processing such payments.

Except as stated above, subscribers have no right to a return of their funds unless no closing has occurred by the termination date of the Offering, in which event investor funds held in the account set up by Prime Trust LLC will promptly be refunded to each investor without interest or deductions. Because this is not a contingent offering, and the Company plans to hold its first closing approximately three weeks after the qualification of the Offering, the likelihood of no closing occurring is very slim. However, the Company may terminate the Offering at any time for any reason at its sole discretion and may extend the Offering past the planned termination date in the absolute discretion of the Company.

None of the Shares of Class B Common Stock being sold in this Offering are being sold by existing securities holders. All of the securities were authorized as of June 24, 2019.

The Offering Circular has been qualified by the Securities and Exchange Commission (the “SEC”), and the Company is accepting tenders of funds to purchase the Shares of Class B Common Stock. The Company has engaged Prime Trust LLC to hold investor funds until compliance by the broker-dealer is complete. Because this is not a contingent offering, no escrow account will be established and no escrow agreement will be filed as Exhibit 1A-8 to this Form 1-A of which this Preliminary Offering Circular is a part.

The Company initially will use its existing website, www.OwnGoldenSeed.com, to provide notification of the Offering. Persons who desire information will be directed to www.OwnGoldenSeed.com or one or more websites owned and operated by unaffiliated third parties that provide technology support to issuers engaging in equity crowdfunding efforts. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the above-referenced websites.

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation that if you are not an “accredited investor” as defined under federal securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth, as described in the subscription agreement.

The Company has engaged Dalmore, a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”), to perform the following administrative and technology related functions in connection with this Offering, but not for underwriting or placement agent services:

1.Accept investor data from the Issuer, generally via a reputable software system or technology provider, but also via other means as may be established by mutual agreement;

2.Process potential investors, including, but not limited to, running reasonable background checks for anti-money laundering and PATRIOT Act purposes (together, “AML”), as well as comply with Know Your Customer (“KYC”) rules;

3.Review and process information from potential investors, including but not limited to running reasonable background checks for AML, IRS tax fraud identification and purposes, and to gather and review responses to customer identification information;

4.Review subscription agreements received from prospective investors to confirm their participation in the Offering;

5.Contact the Company and/or the Company's agents, if needed, to gather additional information or clarification from prospective investors;

6.Provide the Company with prompt notice about inconsistent, incorrect or otherwise flagged (e.g. for underage or AML reasons) subscriptions;

7.Transmit data to the Company's transfer agent in the form of book-entry data for maintaining the Company's responsibilities for managing investors, investor relationship management, and record keeping and for facilitating any such similar matters related to the Shares of Class B Common Stock;

8.Keep investor details and data confidential and not disclose to any third party except as required by regulators or by law (e.g. as needed for AML); and

9.Comply with any required FINRA filings including filings required under Rule 5110 for the offering.

The Company has agreed to pay Dalmore a broker-dealer services fee equivalent to 5% of all capital raised in the Offering and 3% cashless exercise warrants exercisable for up to 5 years from the date of qualification of this Offering on all newly invested funds after April 27, 2020 following the issuance of a No Objection Letter by FINRA. Assuming that the remaining 904,911 shares of Common Stock are sold, the company estimates that total fees due to pay Dalmore would be $452,455.50 for a fully-subscribed offering.

As for the warrants, $28,526.70 in warrants shall be issued to iQ Capital (USA), Inc., who previously acted as broker-dealer in connection with this offering prior to April 27, 2020. The warrants may be exercised by iQ Capital (USA), Inc. or their assigns for no cost and will, when exercised, provide iQ Capital (USA), Inc. or their assigns with Shares of Class B Common Stock. For sales of the Shares after April 27, 2020, all warrants shall be issued to Dalmore or their assigns. The warrants may be exercised by Dalmore or their assigns for no cost and will, when exercised, provide Dalmore or their assigns with Shares of Class B Common Stock. The warrants are (a) not exercisable or convertible more than five years from the qualification date of the offering circular pursuant to FINRA Rule 5110(f)(2)(G)(i); (b) comply with lock-up restrictions pursuant to FINRA Rule 5110(g)(1); and (c) comply with transfer restrictions pursuant to FINRA Rule 5110(g)(2). The Company has also paid a FINRA 5110 filing fee of $2,000.00 and a due diligence flat fee of $15,000.00, at least $12,500 of this due diligence flat fee was paid to a third-party due diligence provider and any portion of the not paid to a third party due diligence provider will be refunded to the Company. The Company is also liable to reimburse Dalmore for any out-of-pocket expenses incurred in relation to the services provided. The total amount of out-of-pocket expenses that may be reimbursed to Dalmore is capped at $10,000.00, not including the $15,000.00 due diligence fee and the FINRA filing fee which were paid to a previous broker-dealer.

The warrants described in the preceding paragraph and the right to purchase securities upon exercise hereof shall terminate upon the earliest of (a) the close of business on the five year anniversary of qualification of the Company's Regulation A offering or (b) the consummation of a sale, merger or the like of the Company or an initial public offering of the Company. For the avoidance of doubt, the warrants will not be exercisable more than five years from the qualification date of this Offering pursuant to FINRA Rule 5110(f)(2)(G)(i). The warrants shall comply with transfer restrictions pursuant to FINRA Rule 5110(g)(2).

Dalmore may engage the services of additional FINRA member broker-dealers as part of a selling group, and those additional broker-dealers may be paid additional fees to those disclosed herein. Should such additional broker-dealers be engaged, an amendment or supplement to this Offering Circular will be filed disclosing the additional fees. Dalmore is not an underwriter and will not be paid underwriting fees, but will be paid service fees.

Dalmore is not participating as an underwriter in this Regulation A Offering and under no circumstance will it solicit any investment in the Company in this Regulation A Offering, provide investment advice to any prospective investor in this Regulation A Offering, or make any securities recommendations to investors in this Regulation A Offering. Dalmore is not distributing any securities offering prospectuses in this Regulation A Offering or making any oral representations concerning the securities offering in this Regulation A Offering. Based upon Dalmore's anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Regulation A offering and no investor should rely on Dalmore's involvement in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Form 1-A and/or Offering Circular presented to investors by the Company. All inquiries regarding this Offering should be made directly to the Company.

This Offering will commence on the qualification of this Offering Circular, as determined by the Securities and Exchange Commission and continue for a period of 365 days unless the maximum amount of the Offering is raised prior to that period ending. The Company may extend the Offering for an additional time period unless the Offering is completed or otherwise terminated by the Company. Funds received from investors will be counted towards the Offering only if the form of payment clears the banking system and represents immediately available funds held by the Company prior to the termination of the subscription period, or prior to the termination of the extended subscription period if extended by the Company, or as otherwise set out herein.

If you decide to subscribe for any Shares of Class B Common Stock in this Offering, you must deliver funds for acceptance or rejection. The minimum investment amount for a single investor is $100.00 for 10 Shares of Class B Common Stock unless reduced on a case-by-case basis by the Company. If paying by check, instructions shall be given by the Company as to how and where to deliver the payment by check and to whom the check should be made payable. If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by the Company of a subscription, a confirmation of such acceptance will be sent to the investor.

The Company maintains the right to accept or reject subscriptions in whole or in part for any reason or for no reason. The Company maintains the right to accept subscriptions below the minimum investment amount or minimum per Share investment amount in its discretion. All monies from rejected subscriptions will be returned by the Company to the investor, without interest or deductions.

This is an offering made under an exemption from registration via “Tier 2” of Regulation A. There is no guarantee that a market will develop for the Shares of Class B Common Stock, or that any purchaser of the Shares of Class B Common Stock will be able to sell their Shares of Class B Common Stock for a profit even if such a listing occurs.

The Shares of Class B Common Stock will be sold only to an investor who is not an accredited investor if the aggregate purchase price paid by such investor is no more than 10% of the greater of such investor’s annual income or net worth, not including the value of the investor’s primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the Shares of Class B Common Stock. Investor suitability standards in certain states or jurisdictions may be higher than those described in this Form 1-A and/or Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons. Different rules apply to accredited investors.

Each investor must represent in writing that he/she/it meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she/it is purchasing the Shares of Class B Common Stock for his/her/its own account and (ii) he/she/it has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating without outside assistance the merits and risks of investing in the Shares of Class B Common Stock, or he/she/it and his/her/its purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the Shares of Class B Common Stock. Selling broker-dealers and other persons who may participate in the offering may make additional reasonable inquiries in order to verify an investor's suitability for an investment in the Company. Transferees of the Shares of Class B Common Stock may also be required to meet the above suitability standards or other standards applicable under federal and state securities law.

The Shares of Class B Common Stock may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) is named on the list of “specially designated nationals” or “blocked persons” maintained by the U.S. Office of Foreign Assets Control (“OFAC”) at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time, (ii) an agent of the government of a Sanctioned Country, (iii) an organization controlled by a Sanctioned Country, or (iv) is a person residing in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC.  A “Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time. Furthermore, the Shares of Class B Common Stock may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) has more than fifteen percent (15%) of its assets in Sanctioned Countries or (ii) derives more than fifteen percent (15%) of its operating income from investments in, or transactions with, sanctioned persons or Sanctioned Countries.

The sale of Shares of Class B Common Stock of the same class as those to be offered for the period of distribution will be limited and restricted to those sold through this Offering. Because the Shares of Class B Common Stock being sold are not publicly or otherwise traded, the market for the securities offered is presently stabilized.

Integral Transfer Agency USA Inc. will serve as transfer agent to maintain Shareholder information.

USE OF PROCEEDS

The Use of Proceeds is an estimate based on the Company’s current business plan. The Company may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, or to add additional categories, and the Company will have broad discretion in doing so. Because the Offering is a “best efforts” (but not a contingent) offering, the Company may close the Offering without sufficient funds for all the intended purposes set out below or even to cover the costs of the Offering.

The maximum gross proceeds from the sale of the Shares of Class B Common Stock in this Offering are $10,000,000.00. The net proceeds from the Offering, assuming it is fully subscribed, are expected to be approximately $9,300,000.00 after the payment of offering costs including broker-dealer fees. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management.

Management of the Company has wide latitude and discretion in the use of proceeds from this Offering. Ultimately, management of the Company intends to use a substantial portion of the net proceeds for operations and general working capital. At present, management’s best estimate of the use of proceeds, at various funding milestones, is set out in the chart below. However, potential investors should note that this chart contains only the best estimates of the Company’s management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, various needs of the Company at different times in the future, and the discretion of the Company’s management at all times.

A portion of the proceeds from this Offering may be used to compensate or otherwise make payments to officers or directors of the issuer. The officers and directors of the Company may be paid salaries and receive benefits that are commensurate with similar companies, and a portion of the proceeds may be used to pay these ongoing business expenses.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company’s management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

USE OF PROCEEDS TABLE

	$2,500,000.00	$5,000,000.00	$7,500,000.00	$10,000,000.00
Capital Improvements	$225,000.00	$275,255.00	$1,700,000.00	$2,800,000.00
Payroll	$200,000.00	$250,000.00	$500,000.00	$750,000.00
Debt Reduction (1)	$1,250,000.00	$3,524,745.00	$3,524,745.00	$3,524,745.00
Marketing	$300,000.00	$300,000.00	$600,000.00	$1,000,000.00
General Working Capital	$200,000.00	$200,000.00	$600,255.00	$1,225,255.00
Offering Expenses (2)	$200,000.00	$200,000.00	$200,000.00	$200,000.00
Broker-Dealer Fees (3)	$125,000.00	$250,000.00	$375,000.00	$500,000.00
TOTAL (4)	$2,500,000.00	$5,000,000.00	$7,500,000.00	$10,000,000.00

(1) Through June 30, 2019, the Company had incurred $3,524,745 of debt from Red M Holdings, LLC and Hollow Wave Holdings, LLC, two related parties. This debt is in the form of non-interest bearing loans.  The debt reduction in the Use of Proceeds Table above will pay down the debt owed to Red M Holdings, LLC and Hollow Wave Holdings, LLC.  Red M Holdings LLC, will then pay down a loan between Red M Holdings, LLC and unrelated private individuals and NCS Associates, LLC, an entity owned in equal thirds by Scott Goldie, Chris Yelich and Neil Brandom, officers and directors of the Company.

As documented in the attached financial statements, through June 30, 2019, $3,524,745 of the loans to Red M Holdings, LLC were used to cover various expenses of the Company. The principal of the loans through June 30, 2019 that was used for the Company is $3,524,745 . The amount to be repaid through proceeds in this Offering to Red M Holdings, and ultimately to Goldie, Yelich and Brandom and the other unrelated individuals by Red M Holdings, LLC, is $3,524,745 with none having already been repaid as of June 30, 2019. The Company initially intended, as set out in the Use of Proceeds table, to repay $3,524,745 as follows: (a) When the first $250,000 was raised, the next $750,000 raised would be used to pay down this debt; (b) Once a total of $1,500,000 was raised, the next $1,000,000 raised would be used to pay down this debt; (c) Once a total of $3,500,000 was raised, the next $1,000,000 raised would be used to pay down this debt; and (d) Once a total of $5,500,000 was raised, the next $988,270 raised would be used to pay off the remaining debt through June 30, 2019. However, to date, the Company has not repaid any of this debt from funds raised in this Offering. The Company plans to repay the debt at this point as follows: (a) Once a total of $1,250,000 is raised, the next $1,750,000 raised would be used to pay down this debt; (c) and, once a total of $3,500,000 is raised, the next $1,774,745 raised would be used to pay off the remaining debt that was incurred through June 30, 2019. This schedule of repayment is subject to change based in the ultimate discretion of the Company.

The material terms of the NCS Associates, LLC indebtedness as described above are as follows: (a)  The Company does not incur any interest as this debt is in the form of non-interest bearing loans to the company. However, Red M Holdings, LLC and Hollow Wave Holdings, LLC incur interest. For Red M Holdings, LLC and Hollow Wave Holdings, LLC, interest accrues and is payable on the outstanding principal amount at a fixed rate of interest equal to 12% per annum. Interest begins to accrue on the date of loan funding, and is calculated on the basis of a year of 360 days applied to the actual days on which there exists an unpaid balance, (b) maturity date of the indebtedness is December 31, 2019, (c) each payment is applied first, to the payment of any and all costs, fees and expenses incurred by or payable to lender in connection with the collection or enforcement of the debt; second, to the payment of all accrued and unpaid interest, and third, to the payment of the unpaid principal amount, and (d) prepayment is in whole or in part at any time without premium or penalty.

$3,184,097 of the above indebtedness was incurred within one year of June 30, 2019. These funds from such indebtedness were used by the Company for operating expenses and capital purchases.

(2) The Offering Expenses are estimated at a total of $200,000 in the chart above but may vary from that total. The estimated Offering Expenses in this chart include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, broker-dealer out-of-pocket expenses, administrative services, other costs of blue sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Shares, but which do not include fees to be paid to any technology provider or service fees paid to Dalmore or any type of commissions to be paid to any broker-dealer.  No consulting fees were received and no consulting fees will be received by Dalmore or any related person in connection with this Offering.

(3) The Company shall pay Dalmore a cash success fee equivalent to 5% of the gross proceeds raised in the Offering as of April 27, 2020. A previous broker-dealer has been paid, or will be paid, the same commissions on all gross proceeds raised in the Offering prior to April 27, 2020. In addition to the fees above, the Company shall grant to Dalmore  (or its designees and assignees) cashless warrants equivalent to 3% of the gross proceeds raised in the Offering as of April 27, 2020. A previous broker-dealer will be entitled to warrants on all gross proceeds raised in the Offering prior to April 27, 2020. Fees in the chart above only reflect the cash fee (5%), and do not reflect the warrants, which are also not represented in the capitalization table herein. Dalmore may engage the services of additional FINRA member broker-dealers as part of a selling group, and those additional broker-dealers may be paid additional fees to those disclosed herein. Should such additional broker-dealers be engaged, a supplement to this Offering Circular will be filed disclosing the additional fees.

(4) The Company has not included the cost of fulfilling shareholder benefits/perks in the Use of Proceeds and does not believe such fulfillment will materially impact the Use of Proceeds from this Offering. The Company has budgeted for the fulfillment of all shareholder benefits/perks from its ongoing operating revenues.

DESCRIPTION OF THE BUSINESS

General

Golden Seed, Inc. (the “Company” or “Golden Seed” or “Goldenseed”) was initially formed on November 8, 2017 as a Delaware Limited Liability Company (Golden Seed, LLC). On June 24, 2019, Golden Seed, LLC was converted into a Delaware corporation and now operates as Golden Seed, Inc. On September 30, 2019, the Company filed a fictitious business name statement with the state of California to use the fictitious name “Goldenseed.”

The equity and voting power of Golden Seed, prior to the Shares being sold in this Offering, is 98.5% held by Red M Holdings, LLC, (“Red M Holdings”) a Delaware Limited Liability Company.  55% of the equity and 50% of the voting power in Red M Holdings is held by Calypso Ventures, LLC and the other 45% of the equity and 50% of the voting power in Red M Holdings, is held by Cruzin, LLC. The manager of Red M Holdings, LLC is Dusty Road Investment Group, LLC.

Calypso Ventures, LLC is a Delaware Limited Liability Company where 56% of the equity and voting power is held by Dusty Road Investment Group, LLC, 24% of the equity and voting Power is held by J.R. Richardson, Golden Seed’s Chief Operating Officer, and the remaining 20% of the equity and voting power is held by Geoffrey Dunn, Golden Seed’s Director of Community and Government Relations. The manager of Red M Holdings, LLC is Dusty Road Investment Group, LLC.

Dusty Road Investment Group, LLC is a Delaware Limited Liability Company where 33 1/3% of the equity and voting power is held by Scott Goldie, CEO and director of Golden Seed, 33 1/3% of the equity and voting power is held by Neil Brandom, CFO and director of Golden Seed, and the remaining 33 1/3% of the equity and voting power is held by Christopher Yelich, President and director of Golden Seed.  Dusty Road Investment Group, LLC is managed by its three members.

Cruzin, LLC is an entity whose ownership, voting control and management have no common persons or entities with the officers and directors of Golden Seed, Inc.

An organizational chart illustrating this structure of the various entities is attached as an exhibit to this Offering Circular. (Exhibit 1A-15).

The primary business of Golden Seed is the cultivation and manufacturing, of marijuana and hemp grown in California, and sold and distributed to businesses and individuals in the state of California.  All of the Company’s hemp business is transacted through Ohlone Coast Farms, LLC, a Delaware limited liability company. Ohlone Coast Farms, LLC is a wholly owned subsidiary of Golden Seed, Inc. and 100% of its equity and voting power is held by Golden Seed, Inc. The manager of Ohlone Coast Farms, LLC is also Golden Seed, Inc.

The Management Team Behind Golden Seed

Golden Seed officers and directors Neil Brandom, Scott Goldie and Christopher Yelich are also principals of Brooks Street, a successful real estate development firm established in 1997 with offices in Napa and Newport Beach, California. With Brooks Street, Brandom, Goldie and Yelich have developed real estate projects in California including master-planned communities, mixed-use and urban in-fill development, hospitality and entertainment venues, and sensitive coastal development. Brooks Street’s projects include Newport Beach community One Ford Road, Innovate Biz Center in Sacramento (a 14-acre creative office campus featuring three separate work buildings totaling over 305,000 sq. ft., a 120-room Marriott TownePlace hotel and a 15,000 sq. ft. food barn) and other varied projects. Brooks Street has partnered with LT Global in the entitlement and predevelopment of A Town Stadium, a $500 billion, 700,000-square-foot entertainment destination adjacent to Angel Stadium in Anaheim California. Brooks Street also purchased the iconic Napa Valley Wine Train where, prior to the coronavirus pandemic, they were able to greatly improve the revenues and the profits in two years and where they planned to develop the real estate alongside the train tracks of the popular tourist attraction.

Red M Holdings, LLC (majority shareholder of Golden Seed, and an entity where 50% of the equity and voting power is held by officers, directors and related parties of Golden Seed) assumed ownership of Coastal Nursery, LLC in 2017. Coastal Nursery is a third-generation wholesale grower established in 1946 that specializes in rosemary and rare varieties of cypress and heather. It is on the Coastal Nursery property that Golden Seed’s cannabis cultivation footprint exists.

Brandom, Goldie and Yelich’s expertise in real estate development and acumen with business operations had allowed them to operate Brooks Street and its related businesses successfully prior to the coronavirus pandemic. That expertise is now being capitalized on in the cannabis industry, through Golden Seed.

Investors should be aware that the investment offered in this Offering is only in Golden Seed, Inc., and not in any of the other companies mentioned above.

The Golden Seed Cannabis Brand

Golden Seed delivers pure California cannabis in the form of proprietary seed strains, smokable blends, and oil and terpene extractions. Golden Seed cannabis is grown using organic farming practices. The Company’s farm, tucked into the hills of Monterey Bay in Santa Cruz County, is a model for the cannabis industry of responsible, clean growing, harvesting, and soil-building land stewardship that together result in the what the Company believes are the highest quality cannabis products now being sold.

Golden Seed’s mission is to build a profitable lifestyle brand built around the combination of four distinct philosophies that it believes makes it unique in the cannabis space:

•Focus on wholistic and organic farming practices

•Focus on research and development

•Focus on the medical applications of the products, and

•Creation of unique channels of distribution and marketing

Golden Seed’s ethos is built on a wholistic “cradle to cradle” philosophy. It starts with foraging for local biology to feed the worms on its farm. As the worms digest this material, they create a vermicompost that is the essential soil amendment for Golden Seed’s plants. The Company strives to have everything that goes into and comes out of its soil to be natural.  Building healthy soil creates healthy plants that are happier and more resistant to disease and pests. Once Golden Seed harvests flower and trim, it returns the balance of the plant back to compost and continue the cycle.

Golden Seed strives to be not just natural, but the premier natural brand of medical and recreational cannabis products in California. Golden Seed plans to grow Envirocann certified cannabis (a cannabis equivalent of “organic”) - a certification that applies to only a small percentage of the present market, enabling the product to be sold at a premium. The Company believes this premium market will grow with consumer education.

Unlike many cannabis growers, Golden Seed strongly believes in research and development. While most growers are content to buy clones from a nursery and plant whatever is available and currently popular, the Company’s farmer is constantly looking forward by conducting pheno-hunts – cross-breeding and back-breeding dozens of genetic strains to find plants that are the most consistent and disease resistant, that grow the fastest, yield the most, and look, smell, and taste better. It also enables the Company to extract the purest and most powerful terpenes from the plant. Terpenes are the aroma and flavor of a plant. Reducing them to their most concentrated liquid form allows the Company to enhance products such as pre-roll joints and vape cartridges with additional aroma and flavor.

Research also takes Golden Seed into the realm of full-spectrum combinations and derivations of

CBD to THC ratios. Golden Seed anticipates its plants will deliver different medical applications corresponding to the latest research in efficacy of various ratios and combinations. Emerging research on CBD as a possible answer to the opioid crisis is showing that CBD may be capable of providing pain relief of the same caliber as that delivered by opioids, possibly without the same propensity for addiction, toll on the body, high financial cost, or need for prescription.1

Golden Seed believes its regenerative farming practices allow its CBD and other cannabis products may be supportive of human health in ways that synthetic alternatives simply cannot claim to be. Surviving and recovering from cancer or any other illness works best when the body can reduce its toxic load. Golden Seed believes that ingesting natural foods and plant-based products is one of the best ways to keep toxicity low.

Golden Seed believes that as the cannabis industry matures in California, the next generation of retail dispensaries will focus on high-quality product and a crafted customer experience. Golden Seed plans to supply the demand for recognizable branded products consumers can identify and rely on. This intrinsic brand equity refers to a value premium generated from this emerging market with access to high-quality wholesale product, recognizable names, and stylized retail experiences when compared to a generic equivalent. Golden Seed plans to foster and support this next generation of brick and mortar outlets, developing brand equity for their establishments by supplying them with products that are memorable, easily recognizable, and superior in quality and reliability.

Finally, Golden Seed believes it has a compelling story to tell in this Regulation A offering that will be marketed broadly as one of the very first opportunities for small investors to invest directly in a private company in the U.S. cannabis industry in one of the largest markets in the world.  Not only does the Company believe will this raise capital for expansion, but the Company believes it will create a large number of brand ambassadors. The Company believes that being one of the first to do this will result in further exposure for the brand in the media, online and by word of mouth.

Golden Seed’s Cultivation and Production Facilities

Golden Seed’s cannabis cultivation takes place on a 20-acre piece of nursery land owned by an affiliated company. The nursery land, and the land upon which the Company’s cannabis is grown, is not owned by the Company and is not part of this investment. This property contains approximately 160,000 square feet of greenhouses, 40,000 square feet of hoophouses and another 240,000 square feet of shade structures.  This is significant as Santa Cruz County is currently one of several counties in California that allow greenhouse growing of cannabis, although the greenhouse had to be in existence at the time of the local ordinance and cannot be built for this purpose. Greenhouses are less costly to operate than the indoor facilities used by some of the Company’s competitors, providing a cost advantage to Golden Seed.

Golden Seed was fast tracked into cultivation when the affiliated company purchased Coastal Nursery, an existing business growing and selling plants approximately 900,000 plants per year.  Plants include rosemary, heather, lavender, cypress, and lemon cypress to national retailers such as Trader Joe’s, Lowe’s, Safeway and Whole Foods. By launching the Golden Seed business on

1 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6135562/

land with an existing nursery owned by an affiliated company, Golden Seed was able to start with greenhouses, people, a production plant, equipment, and work areas that allowed for portions of the nursery to be rededicated quickly to cannabis production and wholesale distribution.

Golden Seed has begun the renovation of the existing greenhouses to create a state-of-the-art mixed light cultivation environment.  This includes automated shades that regulate the amount of sunlight coming into the greenhouse to replicate the optimal outdoor growing cycle.  This allows Golden Seed to induce the plants into producing four to six harvests per year versus approximately two to three outdoors.  On days that are overcast, Golden Seed has supplemental lighting that supplies the portion of the light spectrum impacted by the clouds.  Golden Seed’s environment is automated to climatically control temperature and humidity. Fans are strategically placed to keep optimal air circulation.  Golden Seed has also started to install raised beds, allowing the plants to grow in a more natural condition, eliminating the cost of pots and reducing the amount of soil.  This also should increase the healthiness and yield of the plants.  Irrigation is also drip and automated and Golden Seed is able to add natural fertilizers known as “tea” into this system to feed the plants.

After the harvest, Golden Seed has climatically controlled curing areas. Curing of the plant is one of the most critical aspects of production, much like with tobacco. After curing, Golden Seed has a series of automation including bucking, trimming, sorting and rolling machines.

The location and scale of Golden Seed’s facilities is also advantageous. The location is in the center of the state, allowing for convenient distribution both north and south. Golden Seed is close to Highway 1 and Highway 101 and less than a half a mile from the Watsonville airport.  If it becomes federally approved, Golden Seed will be able to quickly fly its products to all parts of California and beyond. Another unique aspect of distribution is that, through Coastal Nursery, Golden Seed has national distribution to over 35 states, with expansive distribution in California. To the extent allowed by state and federal laws, Golden Seed plans to start distribution of CBD products and hemp products to California and beyond through this existing sales and distribution capability.

What Makes Golden Seed Cannabis Different

Five things: the farm, the farmer, the soil, the flower, and the branding/packaging.

Golden Seed’s farm at Monterey Bay is a model for the cannabis industry of clean growing, harvesting, and soil-building land stewardship that all result in what the Company believes is the highest quality cannabis products now being sold. The farm is in a rich growing area with ideal climate, soil, drainage, and clean ocean air that has supported human life for thousands of years, starting with the native people of California. It is now an important coastal agricultural center. Because it is the site of a former commercial nursery, the Company is able to grow outdoors there in natural sunlight as well as in greenhouses. The Company is committed to stewardship and regeneration of this land.

Golden Seed’s lead cultivator, J.R. Richardson, is a legacy farmer who grew up tending cannabis plants for his aunt, a master grower in Humboldt County and he is now a master grower himself. He is completely dedicated to natural and organic farming practices – as producers of highest quality medicinal products, Golden Seed never use synthetics of any kind, whether as soil inputs, fertilizer, or weed or pest control. J.R. is also dedicated to breeding and cross-breeding strains of cannabis to create the hardiest, most productive, and best tasting and smelling plants possible.

Golden Seed’s soil is alive – the ongoing creation of a master soil expert who is blending biochar with worm castings and local biomass compost to make living soil rich in microbial and fungal life. Golden Seed is cultivating soil life biology using thermal aerobic compost and worms (vermicompost) as the vessel that regulates the biology. The biochar gives the microbes a home to reside in that the Company is using to generate a socially and ecologically responsible plant food with a diverse microbial population high in protozoa and beneficial fungi.

Golden Seed’s flowers are complex, potent, beautiful, and richly flavored with terpenes. Golden Seed sources, creates and nurtures strains with the very best terpene and flavonoid content, as chosen and helped along by its master expert. Then according to the soil and microclimate at Monterey Bay, Golden Seed’s plants develop their own unique terpene and flavonoid profile. In the wine world, they call this “terroir.” Golden Seed created meaningful and soulful blends to develop flavor, potency, and treatment profiles (including THC, CBD, and terpenes) that the Company believes cannot be developed any other way. Golden Seed’s small-batch signature products are niche blends that complement its staple strains.

Golden Seed’s branding and packaging reflects the Company’s connection to the culture of California, its artists, surfers, innovators, and diverse communities. Cannabis cultivation is an artistic process both in the fields, in the watchful eye and heart of the passionate farmer watching over his crops and harvest, and in the creation of everything supporting it. From the Company’s commitment to responsible agriculture to developing new strains to creating the art, music, and design accompanying Golden Seed’s presentation to the world, the Company infuses an artisan spirit into everything it does.

Golden Seed’s Early Business Success

Golden Seed cultivated its first significant crop of cannabis in December, 2018.  The crop consisted of 400 pounds of cannabis flower. After harvesting, processing, testing and packaging, Golden Seed took its first products to market in March, 2019. Although the Company went to market with high expectations, the reception to the Golden Seed brand and quality of its cannabis products from dispensaries, retailers, customers and budtenders was even better than the Company expected.

Golden Seed’s first phase in marketing its consumer products was to get the products into the hands of the “tasters,” bud tenders and influencers in the cannabis marketplace. Golden Seed’s initial consumer product was a terpene tipped pre-rolled joint. The terpene tip was believed by the Company to be the only of its kind in the marketplace at the time and has more aroma and flavor than a normal pre-roll. The reception from the cannabis community was extremely positive.  At one dispensary that had a panel of five testers, it was the first unanimously endorsed product for placement. At High Times’ Nor-Cal Cannabis Cup, Golden Seed won the Best Pre-Roll Award in May, 2019.

In addition to the uniqueness of the terpene tip, the initial product had a very high level of THC.  As the recreational aspect of the California cannabis market started in 2018, new users coming into the market have placed a premium on the level of THC.  While products from many growers are below the 20% threshold, Golden Seed’s early products had three strains over 20%.  At the time Golden Seed took their initial products to market, there was a direct correlation between THC and price with the 20% threshold being one of the most important factors.

The combination of the quality of Golden Seed’s products in addition to unique and attractive packaging and marketing have resulted in Golden Seed’s initial products not only being in demand, but also commanding some of the highest retail prices in the pre-roll market.

As of the date of this Offering Circular, the Company’s early market successes of include:

•Fulfilling an order from Sunniva, Inc., a Canadian publicly-traded cannabis company operating in California, for 12,500 cannabis pre-rolls which placed Golden Seed in dispensaries in San Diego, San Jose, Oakland and Sonoma.

•Finalized a distribution contract with Shelf Life, a distributor also in more than 300 dispensaries.  Shelf Life has already placed our products in over 50 higher-end dispensaries from San Diego to Sacramento.

Hemp

In 2019, California promulgated its regulations pertaining to hemp and began issuing its first licenses and certifications for cultivation and breeding. Hemp is a cannabis plant that contains less than 0.3% THC, the psychoactive element of the cannabis plant.  Hemp is predominantly used to produce CBD oils for medicinal purposes, but can also be used for many other products like cigarettes, cosmetics, fabrics, plastics and building materials.  J.R. Richardson, Chief Operating Officer of Golden Seed and its lead cultivator, has been on the forefront of hemp breeding, registering more than 10 unique proprietary cultivars with the California Department of Food and Agriculture.  These cultivars are bred for this specific micro-climate, and are rich in terpene profiles providing unique aroma and flavor.

Golden Seed was one of the first licensed hemp growers and breeders in Santa Cruz County and cultivated 16 acres with its harvest in late 2019.  Hemp can be cured and sold in bulk or processed into crude oil and sold in bulk.  Golden Seed has done both. In addition to the 16 acres noted above, Golden Seed created ventures with two other farms that would increase the area under cultivation to approximately 80 acres. The format of these ventures is that Golden Seed provided the inputs and the farm provided the land, labor and materials to bring the product to harvest.  At harvest, the product was split equally between Golden Seed and the farm.  Due to the softening of the hemp market based on increased supplies, Golden Seed is evaluating its options moving forward while continuing to develop additional proprietary genetics related to hemp.

Besides cultivation, Golden Seed performed trial runs on feminized seed production its greenhouse facility at Buena Vista and with another farm in its greenhouses in Santa Cruz County. These trial runs were not as successful as we envisioned, and we are evaluating our options for the future.

Golden Seed, Inc. owns 100% of the membership and equity in Ohlone Coast Farms, LLC. All hemp business is transacted through this wholly owned subsidiary.

The Golden Seed Team

The Golden Seed team includes a rock-star cannabis cultivator, a well-known local political figure, an author and academic, and members of one of the leading real estate development groups in California. The Golden Seed team brings a proven record of business acumen and financial success as well as the connectivity, flexibility, and nimbleness needed to take advantage of the fast-evolving new marketplace engendered by cannabis legalization in California.

J.R. Richardson

J.R. Richardson is Golden Seed’s Chief Operating Officer, lead cultivator and the founder of the Monterey Bay region’s Lighthouse Botanicals, which produced sustainably farmed cannabis for pharmaceutical-grade CBD oil for researchers and the greater medical community. A second-generation grower in Northern California (his aunt was a pioneer grower in Southern Humboldt in the 1970s), J.R. is well known throughout the cannabis community for his passion in developing unique, proprietary plant genetics related to both CBD and THC varietals.

Prior to joining Golden Seed, in 2014, he developed a CBD centric breeding program that resulted in a significant breakthrough – the first CBD cultivars with ratios under 1% THC and over 20% CBD compounds. In 2017, he executed a second major breakthrough in his CBD breeding program of cultivars exhibiting under .3 THC and over 25% CBD ratios. He has now developed seven phenotypes with compounds under .3 THC and over 19% CBD. He has also curated one of the most extensive proprietary seed libraries in the world, based on rare landrace cultivars. J.R. is an expert in the Super-Critical CO2 extraction process and founded a laboratory specializing in extracting whole-plant compounds.

Clayton Scicluna

Clayton Scicluna is Golden Seed’s Director of Regenerative Agriculture and an organic farmer, permaculture designer, and certified Soil Life Consultant via the Rodale Institute. He has a certificate in Ecological Horticulture from the UC Santa Cruz Center for Agroecology and Sustainable Food System, and has dedicated his career to the cause of soil regeneration. He began by working as a compost production specialist at the Rodale Institute research farm, where he ran the Institute’s commercial-scale compost production yard and served as lead tractor operator for all soil management operations.

In 2014 he started a soil biology lab and living soil composting program for Ecopia Farms, a Silicon Valley startup under Lockheed Martin’s Space Division president Sam Araki dedicated to innovative methods of producing food indoors in living soil under LED lights. Subsequently, he also set up a soil biology lab deep in the Wuyi mountains of China, where his work eliminated the need for pesticides for the first time in decades. In 2016 he co-founded Calaveras County’s first ecological cannabis farm. Most recently he worked in Montana on a revolutionary regenerative wheat program for Erik Dillon, co-founder of Amazon, using native soil biology and mineral balancing to clean watersheds and grow profitable nutrient-dense wheat.

Clayton strives to create soil management systems that allow for efficiency while optimizing the microbiology of the soil with the aim of maximizing flavor, nutrients, disease resistance, and carbon sequestration. He is the genius behind the soil restoration project at Golden Seed as well as the architect of Living Soil.

Geoffrey Dunn, PhD

Geoffrey is Golden Seed’s Director of Community and Government Relations and a nationally recognized and widely sought out economic development consultant who has navigated the complex entitlement and political processes for Golden Seed since its inception.  An award-winning writer, filmmaker and professor at the University of California, he has developed a highly textured and effective political network in Northern California and was the recipient of the first-ever Lifetime Achievement Award in the Monterey Bay Region presented by the Chamber of Commerce for his four decades of service in both the market and nonprofit sectors.

Scott Goldie

Scott has 25+ years’ experience in finance, environmental land remediation and operations. He previously ran the Los Angeles and Northern California Divisions for Pacific Bay Homes, and also served as a Principal of Northgate Environmental Management, Inc. He has overseen the development and construction of thousands of homes, parks, golf courses and commercial office space. In 2004, Scott became one of the first in the nation to secure the entitlement and regulatory approval for the unrestricted residential land use of a formerly used defense site. Earlier in his career, he was a major real estate lender, participating in the placement of more than $1B worth of capital. More recently Scott led the acquisition of the Napa Valley Wine Train, a $25M business with 17 additional parcels of real estate for development.  Scott served as its Co-CEO and Managing Director for it first two years, nearly doubling the revenues and profits. He currently continues to serve as Co-CEO and as a Director. Scott holds an undergraduate degree from George Washington University and an MBA from Kellogg at Northwestern.

Chris Yelich

Chris is an award-winning real estate master-plan developer with more than 25 years of experience in entitlements, visioning, branding, sales and marketing. Previously, he ran the Northern California and Orange County Divisions for Pacific Bay Homes, encompassing nearly 1,000 homes. Chris oversaw every aspect of the award-winning Newport Beach master-planned community, One Ford Road, which was located on a remediated site formerly occupied by Ford Aerospace. He secured the project entitlements for 370 homes, planned, built and marketed the community which won numerous state and national awards. In addition, Chris has envisioned, entitled, planned and built a number of mixed-use communities in Southern and Northern California. He holds a Bachelor of Arts degree from the University of California, Los Angeles.

Neil Brandom

Neil has more than 25 years’ experience in land development, civil engineering, management, infrastructure, entitlement, operations, and finance. An Australian engineer with extensive experience in mine and land rehabilitation and environmental projects in some of the world’s most challenging environments he arrived in the U.S. and started Oxford Homes, a developer of residential property in Newport Beach, California, and an owner of business parks and industrial property in Orange County. For Brooks Street, Neil has been responsible for the operations of golf courses, RV parks, and retail centers.  Neil is an expert in operations and finance and currently serves as COO and CFO for Brooks Street and Dusty Road, LLC.  For Golden Seed, Neil will manage and lead the finance, accounting, treasury, human resources and other policies, procedures, systems and controls.  Neil is a licensed Real Estate Broker and General Contractor and holds an undergraduate degree in Civil Engineering from University of New South Wales, and an MBA from California State University, Fullerton.

Aaron Martinez

Aaron is the driving force behind Golden Seed branding and marketing. He is driven, and works relentlessly to ensure that the brand embodies the authentic characters involved in growing and creating Golden Seed products. Aaron studied at Pasadena’s Art Center College of Design, and has worked on diverse projects within urban design, marketing, and brand-building. He has experience in several industries including retail, food & beverage, action sports, lifestyle brands, and land development. Aaron has worked for multiple international design firms including WATG, Disney, and JERDE and has helped create large thematic master-planned resort destinations that feature hospitality flags such as the Hard Rock Hotel, Viceroy, and Disney Resorts. His understanding of human scale design and aesthetics allows his projects to deliver compelling stories as they are experienced. Aaron has played a key role in concept development of lifestyle branding, restaurant, and mixed-use environments. Recently he participated in the re-imagining of the Anaheim Packing District in California. Aaron’s portfolio also includes craft food venues such as BXCR Wine Bar, in Orange County and Food City in Napa, California as well as the visioning and design of Leisure Town, a new venture for Modern Times Brewery and Coffee.

Golden Seed’s Intellectual Property

On February 7, 2019, the Company was granted a trademark in the state of California for its standard character mark, the word mark “GOLDENSEED” in the categories of (1) Class 5: “Medicinal herbal preparations containing cbd; medical marijuana; medical cannabis; medicinal herbal extracts, concentrates and tinctures for medical purposes;” and (2) Class 34: “cannabis; marijuana; marijuana cigarettes.”

On February 19, 2019, the Company was granted a trademark in the state of California for its logo design, the capital letter “G” followed by a stylized seed, in the categories of (1) Class 5: “Medicinal herbal preparations containing cbd; medical marijuana; medical cannabis; medicinal herbal extracts, concentrates and tinctures for medical purposes;” and (2) Class 34: “cannabis; marijuana; marijuana cigarettes.”

Federal registration of trademarks is not presently allowed by the U.S. Patent and Trademark Office (“USPTO”) for many cannabis-related businesses, particularly those like the Company who actually grow and sell the product. As a result, the Company has attempted to register trademarks at the federal and state level to provide whatever intellectual property protection can be afforded. The Company also plans to take advantage of common law trademark protections where necessary.

Specifically, on May 29, 2018, the Company applied for federal trademark registration of its logo design, the capital letter “G” followed by a stylized seed, in the categories of bottoms of clothing, hats and tops as clothing. The USPTO issued a Notice of Allowance on December 18, 2018 and a six month extension on June 20, 2019.

On May 29, 2018, the Company also applied for federal trademark registration of its standard character mark, the word mark “G SEED” in the categories of bottoms of clothing, hats and tops as clothing. The USPTO issued a Notice of Allowance on December 18, 2018 and a six month extension on June 20, 2019.

On May 29, 2018, the Company also applied for federal trademark registration of its standard character mark, the word mark “GOLDEN SEED” in the categories of bottoms of clothing, hats and tops as clothing. The USPTO issued a Notice of Allowance on December 18, 2018 and a six month extension on June 20, 2019.

Golden Seed Licensing

Golden Seed currently possesses three Provisional State cannabis licenses, obtained between May and June 2019 (“Provisionals”):

•A Medium Type 3B Cannabis Cultivation License (22K square feet), Tier 2 (6 - 25 Watts Per Square Foot);

•A Cannabis Nursery License; and

•A Cannabis Distribution License.

These Provisionals will either expire in one year from date of issue, and/or be replaced by Annual licenses, which also last one year. Extensions are currently being processed.

As described herein in further detail, following the recent completion of issuance of a Conditional Use Permit (“C.U.P.”) from the Santa Cruz County, Golden Seed plans to obtain additional State licenses to accommodate 100,000 square feet of greenhouse cultivation, manufacturing, and distribution. Golden Seed anticipates obtaining these additional licenses by the end of Q2 2020.

Detail of Golden Seed Licensing History

The State of California issued temporary licenses for cultivation of cannabis up until the end of 2018. Temporary licenses were valid for 120 days, and could be extended by an additional 90 days, but only prior to 2018. Since the beginning of 2019, the three main State cannabis Agencies (Bureau of Cannabis Control, CalCannabis (CDFA), and Manufactured Cannabis Safety Branch (CDPH)), have authorization to issue annual or provisional licenses only.

The current maximum grow size for a license is 22,000 square feet of canopy, which is a medium license type, and each entity is currently limited to only one medium license. However, there is no limit on the number of small cultivation license types, the maximum size of which is 10,000 square feet of canopy, nor is there a limit on the number of entities that may possess a license on a single property, except as may be limited by local jurisdictions.

In order to receive a license, applicants must fulfill a number of conditions, including possession of a valid license, permit, or other authorization from their local jurisdiction. In January 2019, the state of California finalized their regulations governing licenses and cannabis compliance, and began issuing annual or provisional licenses.

As indicated, Golden Seed applied for, and obtained, three different licenses as described above, and following the C.U.P. process (further described herein), plans to obtain additional licenses and permissions related to the property at 650 Buena Vista.

The primary cannabis cultivation and non-retail ordinances that apply in Santa Cruz County, are Ordinances 7.128 and 13.10. These two ordinances, which have been, and will continue to be, amended over time, work together to regulate non-retail cannabis licensing and zoning. Respectively, 7.128 serves to establish operational restrictions and a cannabis licensing program for non-retail cannabis businesses in Santa Cruz County, while 13.10 establishes zoning restrictions and land use permitting requirements for the non-retail cannabis industry. These two primary ordinances are supplemented by a Commercial Cannabis Businesses Best Management and Operational Practices (BMOP) Requirements and CEQA Findings Resolution (Ratified May 2018) that further elaborates on local compliance parameters.

Issuance of a C.U.P. is a necessary condition, among others, for a non-retail commercial cannabis business to be fully operational and considered complaint with County law. Depending on the type and scope of commercial cannabis activity proposed, and the applicable zoning and environmental elements involved in a given project, a range of degrees of scrutiny will apply to C.U.P. review, from a mere administrative review to a full public hearing.

Prior to the C.U.P. being a condition of operation, Santa Cruz County issued “Local Letters of Authorization” for qualifying businesses (“LOLAs”). Issuance of the LOLAs was intended to satisfy the state requirement of local authorization during the period of issuance of State Temporary Licenses. Golden Seed received a LOLA from Santa Cruz County on December 19, 2018. The C.U.P., once issued, will effectively replace the LOLA, thus satisfying the local authorization conditional to any State cannabis license.

Subsequent to receiving the County LOLA, Golden Seed submitted applications for temporary licenses with the State, and in December 2018 obtained temporary licenses for cultivation, nursery, and distribution.

Subsequent to receiving its State temporary licenses, Golden Seed submitted applications for State provisional licenses for the same types (cultivation, nursery, and distribution). CDFA issued the

Cultivation and Nursery Provisionals to Golden Seed on May 8, 2019, and Bureau of Cannabis Control issued the Distribution Provisional on June 26, 2019.

Once Golden Seed received the remaining Santa Cruz County approvals noted herein it began the process of adding additional State licenses to accommodate a combined total of approximately 145,000 (One Hundred Forty-Five Thousand) square feet of greenhouse cultivation (including nursery), manufacturing, and distribution. These additional licenses are estimated to be received in mid 2020.

On February 1, 2019, Golden Seed submitted an application to Santa Cruz County for a land use change to allow for 145,000 square feet of greenhouse cultivation (including nursery), manufacturing and distribution. Golden Seed received approval of its application on November 22, 2019.  This land use approval (C.U.P.) fulfills the major requirements of County Ordinances 7.128 and 13.10, noted above. Immediately subsequent to this approval, Golden Seed began the process of adding additional State licenses.  After receiving these State licenses Golden Seed will apply for cannabis licenses under Ordinance 7.128.  Once a cannabis business obtains a C.U.P. and the required State licenses obtaining the related cannabis business license is an administrative/ministerial process, similar to obtaining a business license or building permit.  It is anticipated that these licenses will be received in Q2 2020.

Golden Seed, Inc. presently holds the following licenses, permits and permissions:

•County of Santa Cruz – Local Letter of Acknowledgement for Distribution, 12/19/18

•County of Santa Cruz – Local Letter of Acknowledgement for Cultivation, 12/19/18

•California Department of Food & Agriculture – Temporary Cannabis Cultivation License (Medium Mixed-Light Tier 2 – 22,000 square feet), 12/3/18 (“Cultivation Temp”)

•California Department of Food & Agriculture - Provisional Cannabis Cultivation License (Medium Mixed-Light Tier 2 - 22,000 square feet), 5/8/19 - Supersedes Cultivation Temp, Annually Renewable

•California Department of Food & Agriculture – Temporary Cannabis Cultivation License (Nursery), 12/1/18 (“Nursery Temp”)

•California Department of Food & Agriculture - Provisional Cannabis Cultivation License (Nursery), issued 5/8/19 - Supersedes Nursery Temp, Annually Renewable

•California Bureau of Cannabis Control – Distribution Temporary License, 12/27/18

•California Bureau of Cannabis Control – Distribution Provisional License, 6/26/19, Supersedes Distribution Temp, Renews Annually

•County of Santa Cruz, Planning Department – Land Use Permit (Code 13.10) for approx. 145,000 square feet of greenhouse cultivation, manufacturing, and distribution – submitted 2/1/19, approved November 11, 2019.  Permitted April 2020.

Golden Seed, Inc. plans to apply for the following licenses, permits and permissions:

•County of Santa Cruz, Cannabis Licensing Office – License (Code 7.128) for 145,000 square feet of greenhouse cultivation (including nursery), manufacturing, and distribution.

•Additional Cultivation Licenses

•Manufacturing License Type 6

•Manufacturing License Type 7

•Cannabis Event Organizer Type 14

Finally, the scale of Golden Seed’s cannabis campus is significant. Golden Seed envisions its Conditional Use Permit to be approved in two phases.  First, Golden Seed received approval through Santa Cruz County of 145,000 square feet of cultivation (including nursery) and manufacturing in late 2019. In phase 2, Golden Seed will begin phase two of its CUP approval which the Company believes will allow up to a total of 440,000 square feet of cultivation. It is expected the Company will receive approval on phase two by the end of the 1st Quarter of 2021. Significantly, Golden Seed’s permits allow for “co-location” of other growers and manufacturers of oil (including volatile and non-volatile), either as tenants or as entities in business with Golden Seed.

Impact of the Coronavirus Pandemic on Our Business

The coronavirus has had an impact on our business in several ways.  First, capital markets have tightened significantly at a time when capital is needed to continue to renovate existing or construct new infrastructure.  Secondly, there has been an impact on personnel.  A number of employees have either stayed home or were sent home with potential symptoms causing increased turnover and training, although none of our personnel through the date of this filing has been diagnosed with having contracted the virus). Finally, our efficiency has been negatively impacted by strictly enforcing the CDC guidelines, particularly social distancing and face masks in high temperature greenhouses. Despite this, we believe we are fortunate that the cannabis industry in California was deemed an essential business and that we have been able to continue to operate our business. We believe and are hopeful that the long-term prospects of our Company will not be dramatically altered as a result of this pandemic, but we operate with the same level of uncertainty related to this as do all other companies as of the date of this filing.

The Cannabis Industry

Potential investors are strongly recommended to carefully read and review with their legal counsel and investment advisors this entire Offering Circular, and particularly the Risk Factors on pages 18 to 47 (including those related to the cannabis industry in general) of this Offering Circular prior to investing in the Company. There are significant risks associated with the cannabis industry in general, and with investing in the cannabis industry.

The Company is in the business of cultivating, processing and selling cannabis including both hemp and marijuana. Under U.S. federal law, marijuana is a Schedule I drug which is illegal to manufacture, distribute,  dispense, or possess with intent to manufacture, distribute, or dispense. Under California state law where the Company operates, it is legal under California state law to manufacture, distribute, dispense, or possess with intent to manufacture, distribute, or dispense marijuana if properly licensed by the state of California. Despite being legal in under California law, federal law enforcement authorities, and perhaps even other states’ law enforcement authorities, in their attempt to regulate the illegal use of marijuana, may bring actions against the Company or its officers, directors and/or investors, based on being directly involved in the cultivation, processing and sale of marijuana. As a result of such an action, the Company may be forced to cease operations and its investors could lose their entire investment.

As of the date of this Offering Circular, recreational marijuana has been legalized in 11 states and the District of Columbia, meaning more than 80,000,000 people constituting 24.55% of the population of the United States live in a jurisdiction where marijuana is no longer illegal under state law. In addition, there are 22 additional states where medical marijuana is legal, meaning another 136,000,000 people constituting an additional 41.65% of the population live in a state where some form of marijuana use is legal under state law. Combined, 216,000,000 Americans (66.15%) now live in jurisdictions where marijuana is legal under state law in some form under state law. In February 2017, a poll found that 93% of Americans favor medical marijuana if prescribed by a doctor and 71% oppose the federal government enforcing federal laws against marijuana in states that have legalized medical or recreational marijuana use.2

The cannabis industry is one of the fastest growing industries in the United States. A recent study noted that the cannabis industry would account for 250,000 jobs by 2020 and the total cannabis marketplace in the United States was $6.6 billion in 2016 and would grow to $24.1 billion by 2025.3 Other analysts predict the U.S. marketplace to be even greater by 2026, and one analyst has opined that California alone could account for $25 billion of a projected $50 billion nationwide market by 2026.4

Mainstream acceptance of cannabis in the United States is also illustrated by business transactions such as a publicly traded cannabis company announcing a partnership with drugstore chain CVS on a line of CBD products. CVS is already selling CBD products including creams, sprays, roll-ons, lotions and salves in eight states.5

Federal Enforcement of Cannabis Laws

Cannabis remains illegal under federal law, and any change in the enforcement priorities of the federal government could render the Company’s current and planned future operations unprofitable or even prohibit such operations.  The Company is dependent on state laws and regulations pertaining to the cannabis industry, particularly the laws of the state of California.

The United States federal government regulates drugs through the Controlled Substances Act which places controlled substances, including marijuana, on one of five schedules. Marijuana is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration. Because of this, doctors may not prescribe

2 Quinnipiac U.S. https://poll.qu.edu/search-releases/search-results/release detail?ReleaseID=2432&What=&strArea=;&strTime=28

3 New Frontier Data Report https://newfrontierdata.com/marijuana-insights/new-frontier-data-projects-u-s-legal-cannabis-market-grow-24-1-billion-2025/

4 https://www.prnewswire.com/news-releases/california-cannabis-market-expected-to-reach-51-billion-market-value-685917412.html

5 https://www.marketwatch.com/story/curaleaf-shines-in-falling-cannabis-sector-on-news-of-surprising-cvs-deal-2019-03-21 marijuana for medical use under federal law, although they can recommend its use under the First Amendment.

Currently, 33 U.S. states and the District of Columbia allow the legal use of some form of marijuana. Such state laws are in conflict with the federal Controlled Substances Act, which makes marijuana use and possession illegal at the federal level. Because marijuana is a Schedule I controlled substance, however, the development of a marijuana industry under the laws of these states is in conflict with the Controlled Substances Act, which makes marijuana use and possession illegal on a national level. The United States Supreme Court has confirmed that the federal government has the right to regulate and criminalize cannabis, including for medical purposes, and that federal law criminalizing the use of cannabis preempts state laws that legalize its use.

In light of such conflict between federal laws and state laws regarding cannabis, the previous administration under President Barack Obama had effectively stated that it was not an efficient use of resources to direct law federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical marijuana. For example, the prior Department of Justice Deputy Attorney General of the Obama administration, James M. Cole, issued a memorandum (the “Cole Memo”) to all United States Attorneys providing updated guidance to federal prosecutors concerning cannabis enforcement under the Controlled Substances Act. In addition, the Financial Crimes Enforcement Network (“FinCEN”) provided guidelines (the “FinCEN Guidelines”) on February 14, 2014, regarding how financial institutions can provide services to cannabis-related businesses consistent with the Bank Secrecy Act (“BSA”).

On January 4, 2018, the U.S. Attorney General, Jeff Sessions under the Trump Administration, issued a written memorandum (the “Sessions Memo”) to all U.S. Attorneys stating that the Cole Memo was rescinded effectively immediately. In particular, Mr. Sessions stated that “prosecutors should follow the well-established principles that govern all federal prosecutions,” which require “federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” Mr. Sessions went on to state in the memorandum that given the Justice Department’s well-established general principles, “previous nationwide guidance specific to marijuana is unnecessary and is rescinded, effective immediately.”

It is unclear at this time whether the Sessions Memo indicates that the Trump administration will strongly enforce the federal laws applicable to marijuana or what types of activities will be targeted for enforcement. Through the date of this Offering Circular, there has not been a discernable increase in marijuana prosecutions related to the sale or possession of marijuana under federal law in states where medical cannabis is legal. However, a significant change in the federal government’s enforcement policy with respect to current federal laws applicable to cannabis could cause significant financial damage to the Company.

On May 15, 2019, Forbes reported that the Trump Administration’s Attorney General William Barr William Barr testified during a Senate Appropriations subcommittee that he favors a more lenient, albeit federalist, approach to marijuana laws, preferring for marijuana to be legalized nationwide rather than let states continue to fly in the face of federal prohibition. Forbes also reported that during the Justice Department's fiscal year 2020 budget request meeting, Attorney General Barr was asked to clarify the federal government’s role in enforcing drug laws in states that have legalized medical and adult use marijuana, and answered that removing the federal government from the situation and allowing the states to set their own cannabis policy would be an improvement over the present scenario, which he referred to as an intolerable conflict between federal and state laws.6

On June 20, 2019, Forbes reported that the United States House of Representatives approved a measure to prevent the U.S. Department of Justice from interfering with state marijuana laws, including those allowing recreational use, cultivation and sales.7 The Forbes article further notes that the proposed law was attached to a large-scale appropriations bill to fund parts of the federal government for fiscal year 2020 and was approved in a floor vote of 267 to 165, a tally that is considered by legalization supporters to be an indication of how much support there is in Congress for more comprehensive and permanent changes to federal marijuana policies.8 The measure, sponsored by Reps. Earl Blumenauer (D-OR), Eleanor Holmes Norton (D-DC) and Tom McClintock (R-CA), would bar the Department of Justice from spending money to prevent states and territories from implementing their own laws that authorize the use, distribution, possession, or cultivation of marijuana.9 It should be noted that this measure has not been passed on by the U.S. Senate, and has not become law, but is still in the legislative process as of the date of this Offering Circular.

The Sale and Purchase of Cannabis-Related Securities

Despite the legalization of cannabis in many states, under United States federal law the Controlled Substance Act classifies marijuana as a Schedule I drug, substance or chemical, and thus makes the production, sale and use of marijuana subject to federal criminal penalties. Despite this, there is no federal law that specifically addresses the sale of cannabis-related securities. The United States Securities and Exchange Commission (“SEC”) has not promulgated any rules prohibiting the sale of cannabis-related securities. In 2018, the SEC authored an “Investor Alert” that warned consumers about potential scams involving certain fraudulent cannabis-related securities. The SEC Investor Alert does not state, or even allude to, the concept that investing in or selling cannabis-related securities is illegal, but rather warned investors to investigate and do research on cannabis-related companies prior to investing.

The SEC has reviewed and has qualified to go to market at least one U.S. company whose business model included growing and selling cannabis in Nevada thus clearing the way for that company to register its stock for trading through an S-1 filing. As of 2017, there were 225 publicly trading cannabis-related stocks in the U.S., including securities that trade on major exchanges like the New York Stock Exchange. In fact, one recent study noted that the amount of capital raised for publicly traded cannabis companies grew from $58.3M in 2014 to $942.4M in 2016 and that the amount of capital raised for private cannabis companies grew from $82.9M in 2014 to $280.4M in 2016.10

6 https://www.forbes.com/sites/sarabrittanysomerset/2019/04/15/attorney-general-barr-favors-a-more-lenient-approach-to-cannabis-legalization/#4d766bc4c4c8

7 https://www.forbes.com/sites/tomangell/2019/06/20/congress-votes-to-block-feds-from-enforcing-marijuana-laws-in-legal-states/#6a3005ee4b62

8 Id.

9 Id.

10 Viridian Capital Advisors

Barrons reported in October, 2018 that cannabis stocks have a combined market capitalization of $27.4 billion, up from $9.2 billion at the start of the year.11 However, listings on national exchanges still rely on the rules of the exchange, such as the NYSE and NASDAQ. As of the time of this Offering’s commencement, the NYSE and NASDAQ have not listed any marijuana companies that do business in the U.S, because of the status of marijuana at the federal level.

While there does not appear to be any direct federal law that prevents the Company from seeking an exemption to registration through this Regulation A filing, the Company is cognizant of the fact that the law is unsettled and may be subject to interpretation by various Presidential administrations, and by various states and their attorneys general and securities regulators.

DESCRIPTION OF PROPERTY

The Company owns no real property. The Company leases the property known as 650 Buena Vista from Hollow Wave Holdings LLC, a related entity owned 100% owned by Red M. Holdings, LLC and managed by Dusty Road Investment Group, LLC. The lease runs through December 1st, 2022 at the nominal lease rate of $100 per month. At some point in the future, the lease will be revised for Golden Seed to pay a fair market rate in rent for the property to Hollow Wave Holdings LLC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of the Company’s financial condition and results of its operations together with its financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

The Business

Golden Seed, Inc. was initially formed on November 8, 2017 as a Delaware Limited Liability Company (Golden Seed, LLC). On June 20, 2019, Golden Seed, LLC was converted into a Delaware corporation and now operates as Golden Seed, Inc. On September 30, 2019, the Company filed a fictitious business name statement with the state of California to use the fictitious name “Goldenseed” and uses this fictitious name for product branding and other purposes. The Company legally cultivates and sells cannabis and cannabis-related products in Santa Cruz County, California. All shares in the Company being sold in this Offering are Shares of Class B Common Stock with the rights and privileges as set out herein.

The Company is not able to meet its filing deadline for its annual report on Form 1-K pursuant to 17 CFR § 230.257 due to circumstances relating to coronavirus disease 2019 (COVID-19). The Company has disclosed this fact on its public website and has disclosed that it is relying on

11 https://www.barrons.com/articles/marijuana-stocks-alcohol-prohibition-1540262230

§230.257(f). The Company notes its obligation to file its annual report on Form 1-K within 45 days of the original filing deadline. The Company hereby states in good faith that it could not file its annual report on Form 1-K on a timely basis because its auditors were unable to complete the audited financial reports in a timely manner due to circumstances relating to coronavirus disease 2019 (COVID-19). Thus, the information below reflects the financial information from its 2018 audited financial statements and interim, unaudited financial statements through June 30, 2019.

Results of Operations

The period of November 8, 2017 (date of inception) to December 31, 2018 (audited) and period of January 1, 2019 to June 30, 2019 (not audited)

Revenue. Total revenue for the period of November 8, 2017 (date of inception) to December 31, 2017 was $0.00 as the Company was in the start-up phase. Total revenue for the year ended December 31, 2018 was $30,525.00.

Total revenue for the period of January 1, 2019 to June 30, 2019 was $203,230 as the Company was still in the start-up phase.

Operating Expenses. Operating expenses for the period of November 8, 2017 (date of inception) to December 31, 2017 was $0.00. Operating expenses for the year ended December 31, 2018 were $665,598.00.

Operating expenses for the period of January 1, 2019 to June 30, 2019 were $298,411.

Cost of Sales. Cost of sales for the period of November 8, 2017 (date of inception) to December 31, 2017 was $0.00. Cost of sales for the year ended December 31, 2018 was $72,164.00.

Cost of sales for the period of January 1, 2019 to June 30, 2019 was $132,100.

Net Loss. Net Loss for the period of November 8, 2017 (date of inception) to December 31, 2017 was $0.00. Net Loss for the year ended December 31, 2018 was $715,317.00. These net losses were the result of the Company continuing as a startup company. Operating costs exceeded revenue because the Company did not have sales until August, 2018. The Company cannot assure when or if revenue will exceed operating costs.

Net Loss for the period of January 1, 2019 to June 30, 2019 $235,847. These net losses were the result of the Company continuing as a startup company. Operating costs exceeded revenue because the Company is in the startup phase. The Company cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

The Company had net cash of $59,115 at June 30, 2019.

Cash provided by financing activities relating to advances from related parties during the year ended December 31, 2017 was $0.00. Cash used by investing activities during the twelve months ending December 31, 2017 was $0.00. Cash provided by financing activities relating to advances from related parties during the year ended December 31, 2018 was $2,156,940.  Cash used by investing activities during the twelve months ending December 31, 2018 was $109,856 related to purchase of property, plant and equipment. Cash provided by financing activities relating to advances from related parties during the period of January 1, 2019 to June 30, 2019 was $1,599,491.  Cash used by investing activities during the period of January 1, 2019 to June 30, 2019 was $38,232 related to purchases of equipment and advance to related party. Since inception, the Company’s capital needs have primarily been met by related party advances.

Plan of Operations

The Company’s plan of operation for the 12 months following the commencement of this Offering was to continue the process of obtaining the necessary licensing for the operation of the Company’s business. The Company also planned continue to sell terpene-tipped pre-rolls to the retail market and to continue selling clones to the retail and wholesale markets. The Company intended to start selling “eighths” (1/8th of an ounce of cannabis) of its flowers to the market as well and intended to start selling vape pens. The Company planned to manufacture oils to create distillates and terpenes. The Company is also growing hemp and intended to introduce hemp products to the marketplace. The Company intended to continue to establish its retail presence and to grow as a premium cannabis lifestyle brand. In its farming and production operations, the Company intended to commence large scale cultivation which would allow the Company to also to sell wholesale flowers and do white label productions for other brands. The Company also planned also continue to build out its mixed light/light deprivation system and build out an existing greenhouse into a 40,000 square foot nursery for cultivation to create clones.

As of April 24, 2020, over the next 12 months, the Company will continue the process of obtaining the necessary approvals and licensing for the growth of its business. The Company will sell wholesale bulk flower and also continue to sell terpene-tipped pre-rolls and other flower products to the retail market. The Company plans to manufacture oils to create distillates and terpenes. Finally, the Company will explore products for the retail market. The Company has decided to shift focus away from hemp products for the time being, given the market conditions related to hemp, but to maintain its focus of establishing its retail presence into increased distribution and to grow its premium cannabis lifestyle brand.

In the Company’s opinion, the proceeds from this Offering may not satisfy its cash requirements and the Company anticipates it may be necessary to raise additional funds in the next twelve months to implement the plan of operations. The Company expects to have additional capital requirements during 2019 and 2020.  The Company does not expect to be able to satisfy its cash requirements through sales during 2019 and therefore will attempt to raise additional capital through the sale of its Shares in this Offering, and perhaps additional securities in additional offerings. The Company cannot assure that it will have sufficient capital to finance its growth and business operations or that such capital will be available on terms that are favorable to it or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

Trend Information

Because the Company has only recently taken its products to market, the Company is unable to identify any recent trends in revenue or expenses since the latest financial year. Thus, the Company is unable to identify any known trends, uncertainties, demands, commitments or events involving its business that are reasonably likely to have a material effect on its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition. However, a great deal of uncertainty has recently arisen as a result of the coronavirus pandemic and the economic fallout it has caused. It is impossible at present to know all short term and long-term effects from the coronavirus pandemic and the economic fallout it has caused. If we are unable to react to changing consumer preferences, new laws and regulations, the short term and long-term effects from the coronavirus pandemic and the economic fallout it has caused, our sales could decrease and/or our business could be significantly and negatively affected.

Despite this, the Company believes that the market for its products and services will continue to improve if economic conditions in the United States improve, and if the legal sale of cannabis, both medicinally and recreationally, continues to gain general acceptance. Not specific to the Company, but the trends in the general market appear to favor a growing market outlook, with sales of medical and recreational cannabis increasing year over year (and reportedly increasing during the coronavirus pandemic) as more states legalize various uses of cannabis-related products. As a result, the Company sees a good opportunity for growth in its business operations, assuming the impact of the coronavirus pandemic does not significantly affect the Company long-term.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

The Company has identified the policies outlined below as critical to its business operations and an understanding of its results of operations. The list is not intended to be a comprehensive list of all of the Company’s accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on the Company’s business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect the Company’s reported and expected financial results. Note that the Company’s preparation of the financial statements requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of its financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

FASB ASU No. 2016-02 (Topic 842), “Leases” – Issued in February 2016, ASU No. 2016-02 established ASC Topic 842, Leases, as amended by subsequent ASUs on the topic, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. The Company will be required to record a right-of-use asset and lease liability equal to the present value of the remaining minimum lease payments and will continue to recognize expense on a straight-line basis upon adoption of this standard. ASU 2016-02 is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. In July 2018, the FASB issued an update ASU 2018-11 Leases: Targeted Improvements, which provides companies with an additional transition option that would permit the application of ASU 2016-02 as of the adoption date rather than to all periods presented. The Company plans to utilize this transition option when it adopts this standard on January 1, 2020 and plans to elect to use the transition practical expedients package available to it under this new standard. As a result of adoption of this standard, the Company will record a right-of-use asset and lease liability on January 1, 2020.

FASB ASU No. 2014-09 (Topic 606), “Revenue from Contracts with Customers” –In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”. The FASB also issued subsequent amendments to ASU 2014-09 to provide clarification on the guidance. ASU 2014-09 will be effective for annual periods beginning after December 15, 2018, which for the Company will be in the period beginning January 1, 2019. The Company has performed its detailed evaluation, using a five-step model specified in the guidance, to assess the impacts of the new standard. The Company does not believe the adoption of this standard will have a material impact on its financial statements and related disclosures.

FASB ASU No. 2018-13 (Topic 820), “Fair Value Measurement” – Issued in August 2018, ASU 2018-13 modifies, removes and adds certain disclosure requirements on fair value measurements based on the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Company does not believe the adoption of this standard will have an effect on its financial statements and related disclosures.

FASB ASU No. 2018-07 (Topic 718), “Compensation—Stock Compensation: Improvements to Nonemployee Share- Based Payment Accounting” – Issued in June 2018, ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The new standard will be effective for the Company on January 1, 2019. Adoption of this guidance will not have a material impact on the Company’s financial condition or results of operations.

FASB ASU 2017-04 (Topic 350), “Intangibles - Goodwill and Others” – Issued in January 2017, ASU 2017-04 simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. ASU 2017-04 is effective for annual periods beginning after December 15, 2019 including interim periods within those periods. The Company does not expect the standard to have a material impact on its financial statements and related disclosures.

The Company does not believe that any recently other issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenue of $30,525.00 and $0.00 has been earned or recognized for the periods ended December 31, 2018 and 2017, respectively. Revenue of $203,230 has been earned or recognized for the period of January 1, 2019 to June 30, 2019.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Offering Circular, the Company has 32 full-time employees. The Company plans to hire additional employees at such time as the Company has sufficient capital or financing to do so, if and when the present uncertainty caused by the coronavirus pandemic subsides.

The directors and executive officers of the Company as of the date of this Offering Circular are as follows:

Name	Position	Age	Term of Office	Approx. Hours Per Week
Executive Officers:
Scott Goldie	Chief Executive Officer	54	11/8/2017 to present	30
Neil Brandom	Chief Financial Officer	57	11/8/2017 to present	20
Christopher Yelich	President	58	11/8/2017 to present	20
J. R. Richardson	Chief Operating Officer	49	8/14/2019 to present	40
Directors:
Scott Goldie	Director	55	11/8/2017 to present	1
Neil Brandom	Director	57	11/8/2017 to present	1
Christopher Yelich	Director	58	11/8/2017 to present	1

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

From November 8, 2017 (date of inception) to the date of this Offering Circular, the Company has paid no compensation to its officers or directors. Company plans to pay existing officers in the future and may hire additional officers in the future and pay them salaries commensurate with industry standards and may also choose to compensate its directors in the future.

Executive Compensation

From November 8, 2017 (date of inception) to the date of this Offering Circular, the Company has paid $88,000.00 in compensation to its executive officers and directors. This payment comprises a payment of $88,000 to J. R. Richardson for the purchase of clones by the Company.  The $88,000 payment for the purchase of clones by the Company was made by Red M Holdings, LLC on behalf of the Company. J.R. Richardson has been compensated by related entities in the past for his role as lead grower for the Company. None of the prior compensation, other than that related to the purchase of clones set out above, was paid by the Company and none of the prior compensation will be repaid by the Company to the related entities.  However, moving forward, Mr. Richardson's compensation, which at present amounts to $20,000 per month, will become an expense of the Company as of May 1, 2020.

Name	Capacities in which compensation was received	Cash Compensation	Other compensation	Total compensation
Scott Goldie	CEO & Director	$0.00	$0.00	$0.00
Neil Brandom	Chief Financial Officer & Director	$0.00	$0.00	$0.00
Christopher Yelich	President & Director	$0.00	$0.00	$0.00

J. R. Richardson	Chief Operating Officer	$0.00	$88,000.00	$88,000.00

Employment Agreements

The Company has not entered into any employment agreements with its executive officers to date.

Equity Incentive Plan

The Company has established an equity incentive plan pursuant to which equity options and awards may be authorized and granted. Equity options or a significant equity ownership position in the Company may be utilized by the Company through this equity incentive plan in the future to attract one or more new key senior executives to manage and facilitate the Company’s growth, to compensate third parties for services provided, and for other uses. Any Shares, grant of equity or options to purchase equity from this equity incentive plan would cause dilution to all Shareholders at that time. The Company initially set aside 1,250,000 Shares of Class B Common Stock in the Capitalization Table With Equity Incentive Plan below for purposes of illustrating the potential dilution of the equity incentive plan, should all authorized and reserved 1,250,000 Shares of Class B Common Stock be issued through said plan. At the time of the qualification of this Offering Circular, 5,000 of the Shares set out in the Capitalization Table With Equity Incentive Plan for the equity incentive plan had been issued.

Board of Directors

The Company’s board of directors currently consists of three directors: Scott Goldie, Neil Brandom and Christopher Yelich. None of the Company’s directors are “independent” as defined by listing and other standards. The Company’s may appoint additional independent directors to its board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

The Company may establish an audit committee, compensation committee, a nominating and governance committee and other committees to its Board of Directors in the future, but have not done so as of the date of this Offering Circular. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the entire Board of Directors.

Director Compensation

The Company currently does not pay its directors any compensation for their services as board members, with the exception of reimbursing board related expenses. In the future, the Company may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

The Company’s Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Delaware law. The Bylaws state that the Company shall indemnify its directors and executive officers to the fullest extent not prohibited by Delaware or any other applicable law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and executive officers. The Company also has the power to indemnify its other officers, employees and other agents as set forth in Delaware and any other applicable law.

There is no pending litigation or proceeding involving any of the Company’s directors or officers as to which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of the Company’s directors, officers, and others, please review the Company’s Bylaws, which are attached as Exhibit 1A-2B to this Offering Circular.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following capitalization table sets forth information regarding beneficial ownership of the Company’s equity as of the date of this Offering Circular. There is beneficial ownership of the Company equity at the time of this Offering by its directors or executive officers as set out below in the capitalization table.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and include voting or investment power with respect to equity. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to the Company’s knowledge, each Shareholder named below possesses sole voting and investment power over their Shares, where applicable. Percentage of beneficial ownership before the Offering is based on 26,404,750 shares of outstanding stock as of the date of this Offering Circular.

The following capitalization table sets forth information regarding beneficial ownership of all classes of the Company’s shares of common stock as of the date of this Offering Circular.

CAPITALIZATION TABLE

Red M Holdings, LLC is 55% owned by Calypso Ventures, LLC, an entity that is 56% owned by Dusty Road Investment Group, LLC, 24% owned by J.R. Richardson and 20% owned by Geoffrey Dunn. Dusty Road Investment Group, LLC is owned in equal thirds by three members: Scott Goldie, Neil Brandom and Christopher Yelich who are executive officers and directors of Golden Seed. As such, 28% of Red M Holdings’ voting power is held in equal thirds by Scott Goldie, Neil Brandom and Christopher Yelich, executive officers and directors of Golden Seed. As to Golden Seed, 28% of the voting rights through the Class A Shares of the Company are controlled by Goldie, Brandom and Yelich. 12% of Red M Holdings’ voting rights are controlled by J.R. Richardson - an executive officer of Golden Seed. The remaining 45% of Red M Holdings, LLC is owned by Cruzin, LLC, an entity whose ownership and management has no common persons or entities with Golden Seed, Inc., Calypso Ventures, LLC, or Hollow Wave Holdings, LLC and whose ownership does not include any executive officers and directors of Golden Seed.

The Company initially reserved 1,250,000 authorized Shares of Class B Common Stock for its Equity Incentive Plan. As shown in the Capitalization Table With Equity Incentive Plan below purposes of illustrating the potential dilution of the plan, 1,245,000 authorized Shares of Class B Common Stock remained available to be issued through said plan when this Offering was qualified. The Capitalization Table With Equity Incentive Plan below illustrates the dilution that will take place should all 1,245,000 Shares of Class B Common Stock in the plan be issued. As of the date of this Offering Circular, and the Capitalization Table above reflects the actual Capitalization Table as of the date this Offering Circular was originally qualified.

Additionally, the Capitalization Table above and the Capitalization Table With Equity Incentive Plan below do not include a number of Shares of Class B Common Stock equivalent to 3% of the gross proceeds raised in the Offering, which will be exercisable by the broker-dealer or their assigns via warrants in the future based on the terms of said warrants, which provide that the warrants will be valued at the same $10.00 per share price to the public for the purpose of determining how many securities Dalmore will be issued. If this Offering is fully subscribed, and if these warrants are exercised, an additional 30,000 Shares of Class B Common Stock would be outstanding and would dilute all of the Company’s shareholders.

CAPITALIZATION TABLE WITH EQUITY INCENTIVE PLAN

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As noted above, as of the date of this Offering Circular, Golden Seed is 98.5% owned by Red M Holdings, LLC. Equity in Red M Holdings, LLC (“Red M”) is 55% owned, and voting power is 50% held, by Calypso Ventures, LLC – an entity that is 56% owned by Dusty Road Investment Group, LLC, 24% owned by J.R. Richardson and 20% owned by Geoffrey Dunn. Dusty Road Investment Group, LLC is owned in equal thirds by Scott Goldie, Neil Brandom and Christopher Yelich who are executive officers and directors of the Company. As such, 30.8% of Red M Holdings’ equity and 28% of Red M’s voting power is held in equal thirds by Goldie, Brandom and Yelich. 13.2% of Red M’s equity and 12% of Red M’s voting power is controlled by J.R. Richardson and 11% of Red M’s equity and 10% of Red M’s voting power is controlled by Geoffrey Dunn, who is neither an officer nor a director of the Company. An organizational chart illustrating this structure of the various entities is attached as an exhibit to this Offering Circular. (Exhibit 1A-15).

Thus, 28% of the voting rights of Golden Seed, through the Company's Class A Shares are controlled by Goldie, Brandom and Yelich, 12% are controlled by J.R. Richardson and 10% are controlled by Geoffrey Dunn.

The Company leases the property upon which its cannabis plants are grown from Hollow Wave Holdings LLC (“Hollow Wave”).  Hollow Wave is 100% owned by Red M. Thus, the ownership structure detailed above for Red M applies to Hollow Wave. As a result, 30.8% of Hollow Wave’s equity and 28% of Hollow Wave’s voting rights is controlled in equal thirds by Goldie, Brandom and Yelich. 13.2% of Red M equity and 12% of Red M’s voting power is controlled by J.R. Richardson and 11% of Red M’s equity and 10% of Red M’s voting power is controlled by Geoffrey Dunn. Golden Seed benefits from the common ownership held by Red M and Hollow Wave. That allows for the favorable lease agreement as well as other synergies with other farming operations owned by Red M.

There have been no transactions between the Company and Goldie, Brandom, Yelich, Richardson and/or Dunn (or any of the entities they own part of or control) in which Goldie, Brandom, Yelich, Richardson or Dunn received any extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class of equity owned by them as shareholders of the Company.

Through June 30, 2019, the Company had incurred $3,524,745 of debt from Red M and Hollow Wave, two related parties. This debt is in the form of non-interest bearing loans. The debt reduction in the Use of Proceeds Table above will pay down the debt owed to Red M and Hollow Wave.  Red M will then pay down a loan between Red M and unrelated private individuals and NCS Associates, LLC, an entity owned in equal thirds by Goldie, Brandom and Yelich, officers and directors of the Company.

As documented in the attached financial statements, through June 30, 2019, $3,524,745 of the loans to Red M were used to cover various expenses of the Company. The principal of the loans through June 30, 2019 that was used for the Company is $3,524,745 . The amount to be repaid through proceeds in this Offering to Red M, and ultimately to Goldie, Yelich and Brandom through NCS Associates, LLC and the other unrelated individuals by Red M, is $3,524,745 with none having already been repaid as of June 30, 2019. The Company intends, as set out in the Use of Proceeds table, to repay $3,524,745 as follows: (a) Once a total of $1,250,000 is raised, the next $1,750,000 raised would be used to pay down this debt; (c) and, once a total of $3,500,000 is raised, the next $1,774,745 raised would be used to pay off the remaining debt incurred through June 30, 2019.

The Company plans to repay the debt at this point as follows: (a) Once a total of $1,250,000 is raised, the next $1,750,000 raised would be used to pay down this debt; (c) and, once a total of $3,500,000

The material terms of the NCS Associates, LLC indebtedness as described above are as follows: (a)  Interest accrues and is payable on the outstanding principal amount at a fixed rate of interest equal to 12% per annum. Interest begins to accrue on the date of loan funding, and is calculated on the basis of a year of 360 days applied to the actual days on which there exists an unpaid balance, (b) maturity date of the indebtedness is December 31, 2019, (c) each payment is applied first, to the payment of any and all costs, fees and expenses incurred by or payable to lender in connection with the collection or enforcement of the debt; second, to the payment of all accrued and unpaid interest, and third, to the payment of the unpaid principal amount, and (d) prepayment is in whole or in part at any time without premium or penalty

$3,184,097 of the above indebtedness was incurred within one year of June 30, 2019. These funds from such indebtedness were used by the Company for operating expenses and capital purchases.

As of September 30, 2019, the Company sold 890,000 share of its Class B common stock.  Net proceeds from said offering totaled $1,647,000.  The net proceeds were used to pay down Red M's loan balance which in turn paid down $1,647,000 to NCS Associates (Goldie, Brandom and Yelich).  During this same then time period NCS Associates loaned Red M an additional $673,505. Red M then loaned $673,505 to the Company to cover various expenses of the Company. The net change in the net intercompany advances to the Company was a decrease of $973,695.

It should also be noted that all of the Company's hemp operations are transacted through a wholly owned subsidiary, Ohlone Coast Farms, LLC, and not directly through Golden Seed, Inc. There have been no transactions between the Company and Ohlone Coast Farms, LLC, or between Ohlone Coast Farms, LLC and Goldie, Brandom, Yelich and/or Richardson (or any of the entities they own part of or control) in which Goldie, Brandom, Yelich and/or Richardson received any extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class of equity owned by them as shareholders of the Company.

SECURITIES BEING OFFERED

The Company is offering up to $10,000,000.00 of its Shares of Class B Common Stock to investors in this Offering. The Shares being offered are non-voting shares of stock in the Company. The full rights and privileges of the Shares of Class B Common Stock are set out in the Bylaws of the Company. The Company has  two classes of common stock: Class A Common Stock and Class B Common Stock, and the two classes essentially have the same rights and privileges except that the Shares of Class B Common Stock have no voting rights, to the extent allowed by Delaware law. All shares of common stock of the Company are held in book entry form without certificates. The Shares of Class B Common Stock being sold in this offering, when issued, will be fully paid and non-assessable. This Offering Circular and this section do not purport to give a complete description of all rights related to the Shares of Class B Common Stock and is qualified in its entirety by the provisions of the Company’s Bylaws (Exhibit 1A-2B), a copy of which has been attached as an exhibit to this Offering Circular.

If all of the Shares of Class B Common Stock in this Offering are sold, the Shares sold would represent approximately 3.6% of the issued and outstanding combined shares of common stock of the Company.  The Offering will remain open for 365 days from the date of this Offering Circular, unless terminated for any reason at the discretion of the Company, or unless extended for up to an additional three hundred and sixty-five (365) days by the Company.

There are two classes of shares of common stock in the Company as of the date of this Offering Circular: Class A Common Stock and Class B Common Stock. In this Offering, the Company is only selling Shares of Class B Common Stock. The holders of the shares of Class A common stock and the Shares of Class B Common Stock have equal rights provided by the General Corporation Law of the State of Delaware for shareholders of a Delaware corporation and the shares of Class A common stock and the Shares of Class B Common Stock are identical in all respects, except that the holders of Shares of Class B Common Stock (which are being sold in this Offering) have no voting rights, except where expressly required by Delaware law. The rights, preferences and privileges of the shares of Class A common stock and Shares of Class B Common Stock are set forth in the Company’s Bylaws (Exhibit 1A-2B) and are described in summary form in this section of the Offering Circular.

There are no other classes of shares in the Company as of the date of this Offering Circular. The Company does not expect to create any additional classes of shares during the next 12 months, but the Company is not limited from creating additional classes which may have preferred dividend, voting and/or liquidation rights or other benefits not available to holders of its Shares of Class B Common Stock.

Subscription Price

The price per Class B Share of Common Stock in this Offering is Ten Dollars ($10.00) per Share. The minimum subscription that will be accepted from an investor is One Hundred Dollars ($100.00) (the "Minimum Subscription"), however, the Company reserves the right to accept a lower amount in the Company’s absolute discretion.

A subscription for One Hundred Dollars ($100.00) or more in Shares of Class B Common Stock may be made only by tendering to the Company an executed Subscription Agreement (Exhibit 1A-4) delivered with this Offering Circular and the subscription price in a form acceptable to the Company. The execution and tender of the documents required, as detailed in the materials, constitutes a binding offer to purchase the number of Shares of Class B Common Stock stipulated therein and an agreement to hold the offer open until the offer is accepted or rejected by the Company.

The subscription price of the Shares of Class B Common Stock has been arbitrarily determined by the Company's management without regard to the Company's assets or earnings or the lack thereof, book value or other generally accepted valuation criteria and does not represent nor is it intended to imply that the Shares of Class B Common Stock being offered have a market value or could be resold at that price, even if a sale were permissible. The valuation was arbitrarily determined by the Company, and not by an independent third party applying a specified valuation criteria. The subscription price is payable in check, wire transfer, ACH, credit or debit card payment or some other form acceptable to the Company as set out in this Offering Circular.

Voting Rights

The Shares of Class B Common Stock being offered in this Offering Circular have no voting rights other than any which may exist under Delaware corporate law. Control of the Company and all management decisions affecting the Company will be exercised only by those holding shares of Class A common stock, which are not being offered herein. Except as otherwise required by Delaware law or the Company’s Bylaws, each Class A shareholder shall be entitled to vote equally, one vote per Class A share, on all matters for which shareholders are entitled to vote. Because the securities being sold in this Offering, Shares of Class B Common Stock, have no voting rights other than any which may exist under Delaware corporate law, holders of these Shares of Class B Common Stock should not expect to be able to influence any decisions by management of the Company through voting on Company matters. Under Delaware law, non-voting shareholders are entitled to vote on certain matters despite having non-voting shares, which include, conversions and transfers, domestications, or continuances of the Company and amendments to the certificate of incorporation that would, unless otherwise provided in the certificate of incorporation increase or decrease the aggregate number of authorized shares, increase or decrease the par value of the shares, or adversely alter or change the powers, preferences, or special rights of the shares.

For a full description of the voting rights of the Shares of Class B Common Stock offered herein, please review the Bylaws (Exhibit 1A-2B).

Dividends

The Company does not expect to declare dividends for holders of Shares of Class B Common Stock in the foreseeable future. Dividends will be declared, if at all (and subject to the rights of holders of additional classes of securities, if any), in the discretion of the Company’s Board of Directors. Dividends, if ever declared, may be paid in cash, in property, securities or in shares of common stock of the Company, subject to the provisions of law and the Company’s Bylaws. Before payment of any dividend, there may be set aside, out of any funds of the Company available for dividends, such sums as the Board of Directors, in its absolute discretion deems proper as a reserve for working capital, to meet contingencies, for equalizing dividends, for repairing or maintaining any property of the Company, or for such other purposes as the Board of Directors shall deem in the best interests of the Company, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created. Holders of the Company’s Shares of Class B Common Stock shall rank pari passu with each other and with any other series or class of the Company’s stock with respect to the payment of dividends.

Indemnification Clause In Subscription Agreement

The Subscription Agreement you must sign to invest in this Offering contains an indemnification clause. The clause provides that you agree to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker-dealers, placement agents, shareholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of your representations and warranties being made when you sign the Subscription Agreement or otherwise being untrue or inaccurate, or because of a breach of the Subscription Agreement by you. By signing the Subscription Agreement, you also grant to the Company the right to setoff against any amounts payable by the Company to the you, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney’s fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to the Subscription Agreement. If the Company were to enforce this clause against an investor, in all likelihood the matter would be litigated in the State of California applying Delaware law, unless it is a legal action arising under the Securities Act of 1933 or the Securities Exchange Act of 1934. If the matter were litigated in a court of law, a judge or jury would determine the validity of the Company’s claim, and the amount of damages you would owe the Company, if any.

Jurisdiction of Disputes

The Subscription Agreement contains forum selection provisions identifying the state of California as the exclusive forum for certain legal actions. This provision does not apply to legal actions arising under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Drag-Along Rights

The Shares of Class B Common Stock being offered in this Offering Circular are subject to drag-along rights. As stated in Article XV of the Company’s Bylaws, the holder or holders of at least a majority of the outstanding Class A Common Stock and at least a majority of the outstanding Class B Common Stock (together, the “Drag-Along Seller”) have the right to seek and approve a drag-along sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in the Bylaws;

provided, however, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. You should be aware that there is uncertainty as to whether a court would enforce this provision of the Bylaws and/or these drag along rights, and take that into account before making a decision to invest in the Company.

Additional material provisions of the drag-along rights include:

•Every shareholder must promptly deliver to the Company’s board  of directors a written notice of any offer or indication of interest for a Drag-Along Sale that it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale.

•If the Drag-Along Seller approves a Drag-Along Sale (an “Approved Sale”), the Drag-Along Seller shall deliver a written notice (a “Drag-Along Notice”) to the Company and each shareholder no more than 10 days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 days before the closing date of the Approved Sale. The Drag-Along Notice must include a copy of Article XV, Section 1 of the Company’s Bylaws and must describe in reasonable detail: (i) the name of the independent purchaser to whom the shares or assets are proposed to be sold; (ii) the proposed date, time, and location of the closing of the Approved Sale; (iii) the per share purchase price and the other material terms and conditions of the Approved Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation of that consideration; and (iv) a copy of any form of agreement executed or proposed to be executed in connection the Approved Sale.

•From and after the effective date of a Drag-Along Notice, the Company, its board of directors, and every shareholder must do the following: (i) cooperate in good faith to authorize and consummate the Approved Sale; (ii) take all reasonably necessary actions that are requested by the board of directors or the Drag-Along Seller in connection with the consummation of the Approved Sale; (iii) if the Approved Sale requires the vote or approval of shareholders or any class of shareholders, each shareholder who is entitled to approve or vote on the Approved Sale shall approve, vote in favor of, give its consent to, raise no objection against, and refrain from exercising any appraisal or dissenters’ rights with respect to, the Approved Sale; (iv) execute and deliver (or cause to be executed and delivered) any acquisition agreement and other transaction documentation requested by the board of directors or the Drag-Along Seller to consummate the Approved Sale, so long as the acquisition agreement and other transaction documentation are on the same economic terms and conditions with respect to all the holders of common stock of the Company and comply with any applicable terms of any preferred stock that is outstanding, with respect to the preferred stock; (v) if the Approved Sale will constitute a sale of shares, each shareholder shall (A) agree to sell all its shares (and any other securities of the Company)

that are to be sold, exchanged, or otherwise transferred in the Approved Sale at the price and on the same economic terms and conditions as those shares (and any other securities of the Company) will be sold by the Drag-Along Seller or, if the Drag-Along Seller does not own any shares of a particular class, on the terms and conditions approved by the Drag-Along Seller (so long as those terms and conditions comply with the terms of the class of stock), and (B) deliver to the purchaser at the closing of the Approved Sale any and every certificate (if any) representing any of the shares that will be sold, exchanged, or otherwise transferred in the Approved Sale, together with one or more duly completed and executed letters of transmittal, transfer powers, assignments, or other applicable instruments of transfer in form and substance identical to those executed and delivered by the Drag-Along Seller in connection with the closing of the Approved Sale; and (vi) take all reasonably necessary actions that are requested by the board of directors or the Drag-Along Seller to accomplish the distribution of the aggregate consideration received from the Approved Sale.

•Each holder of outstanding Class A Common Stock shall join with the Drag-Along Seller on a joint or several basis in making all covenants, representations, and warranties of shareholders provided in the acquisition agreement for the Approved Sale and on a pro rata basis with respect to any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation, provided that the holders of the Class A Common Stock agree in the acquisition agreement, other transaction documentation, or a separate agreement to indemnify each other to the extent any holder of Class A Common Stock is held responsible for more than its pro rata share of any indemnity claim with respect to the Approved Sale. Each Class A Common Stock holder’s pro rata share of any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation for the Approved Sale will based on the amount by which the shareholder’s share of the aggregate proceeds paid with respect to its shares would have been increased or reduced (as applicable), if the aggregate proceeds available for distribution to the shareholders from the Approved Sale had been increased or reduced (as applicable) by the total amount of the escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment.

•Nothing in the Bylaws should be construed to grant to any shareholder any appraisal or dissenters’ rights with respect to an Approved Sale or give any shareholder a right to vote in any transaction for which the shareholder does not otherwise have any voting rights. To the extent lawful, every shareholder waives any and all such rights under Delaware Law and any other appraisal rights, dissenters’ rights, or similar rights arising in connection with an Approved Sale and grant to the Drag-Along Seller the sole right to approve or consent to a Drag-Along Sale, without the approval or consent of any other shareholders.

•The consideration to be received by a shareholder who owns any Class B Common Stock shall be the same form and amount of consideration per share of Class B Common Stock to be received by the Drag-Along Seller for its Class A Common Stock (or, if the Drag-Along Seller is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of the sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Seller sells its Class B Common Stock.

•With respect to an Approved Sale that is structured as a sale of all or substantially all the assets of the Company, each shareholder of the Company shall receive its share of the sale proceeds in accordance with the provisions of the Company’s Articles, Bylaws, and applicable law. If the Approved Sale is structured as a sale of shares, each shareholder will receive the consideration for its shares that is set forth in the acquisition agreement for the Approved Sale. Nothing prohibits a shareholder, or any member, partner, employee, or shareholder of a shareholder, from receiving either (i) additional ordinary and customary consideration for entering into restrictive covenants or bona fide employment agreements or similar arrangements in favor of the acquired party or any of its affiliates, or (ii) the right to make a debt or equity investment in the acquired party or any of its affiliates (whether directly or through retention or contribution of a portion of the shareholder’s shares).

•Each shareholder who holds uncertificated shares of the Company authorizes the Secretary of the Company to transfer its shares on the books of the Company in connection with an Approved Sale and shall execute all documentation required by the Company with respect to that transfer. If a shareholder fails to deliver to the acquiring party at the closing of an Approved Sale a certificate for shares that are represented by a certificate and the related instruments of transfer, as required by the Bylaws, or, in lieu of any certificate that has been lost, stolen, or destroyed, an affidavit (and indemnification agreement) in form and substance acceptable to the board of directors that attests to the loss, theft, or destruction of the certificate, the shareholder: (i) will not be entitled to receive its share of the consideration from the Approved Sale with respect each share that is represented by the lost, stolen, or destroyed certificate, until the shareholder cures the failure (provided that no interest will be payable on the withheld consideration pending the shareholder’s cure of the failure, and the withheld consideration will be subject to reduction to reimburse the Company for any costs and expenses reasonably incurred by the Company in connection with the failure and subsequent cure), (ii) will cease to be a shareholder of the Company or to have any voting rights (if it had any voting rights) as a shareholder after the closing of the Approved Sale, (iii) will not be entitled to any distributions declared or made after the Approved Sale with respect to shares held by the shareholder, until the shareholder cures the failure, (iv) will have no other rights or privileges granted to shareholders under these Bylaws, and (v) in the event of liquidation of the Company, the shareholder’s rights with respect to the withheld consideration will be subordinate to the rights of any other shareholder.

•The fees and expenses of the Drag-Along Seller incurred in connection with a Drag-Along Sale and for the benefit of all shareholders (it being understood that costs incurred by or on behalf of a Drag-Along Seller for its sole benefit will not be considered to be for the benefit of all shareholders), to the extent not paid or reimbursed by the Company or the independent purchaser, shall be shared by all the shareholders on a pro rata basis, based on the consideration received by each shareholder; provided, that no shareholder shall be obligated to make any out-of-pocket expenditure before the consummation of the Drag-Along Sale.

•“Drag-Along Sale” means any transaction or series of related transactions pursuant to which an Independent Purchaser will acquire, whether by merger, liquidation, consolidation, reorganization, combination, recapitalization, or a sale, exchange, or other transfer, (A) all or substantially all of the assets of the Company determined on a consolidated basis, or (B) both a majority of the Class A Common Stock and a majority of the Class B Common Stock (or any securities issued in respect of, or in exchange or substitution for, any of those shares in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization).

For a full description of the drag-along rights of the Shares of Class B Common Stock offered herein, please review Article XV of the Bylaws (Exhibit 1A-2B).

Right of First Refusal

The Company’s Bylaws state that the Shares of Class B Common Stock are subject to a right of first refusal. The Bylaws state that no holder of common stock of the corporation shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in Article XIV of the Bylaws. In summary, if a shareholder desires to sell or otherwise transfer any of his or her shares of common stock, then the shareholder shall first give written notice thereof to the Company. The Company shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that the Company shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of Article XIV of the Bylaws, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Company’s Board of Directors.

The following transactions, amongst others, are exempt from the right of first refusal provisions of Article XIV of the Bylaws:

(1) A shareholder transfer of shares held either during such shareholder’s lifetime or on death by will or intestacy to the shareholder’s immediate family or to any custodian or trustee for the account of such shareholder or such shareholder’s immediate family,

(2) A shareholder’s bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in the Bylaws,

(3) A shareholder’s transfer of any or all of such shareholder’s shares to the Company or to any other shareholder of the corporation,

(4) A corporate shareholder’s transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate shareholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate shareholder, or

(5) A corporate shareholder’s transfer of any or all of its shares to any or all of its shareholders.

The provisions of the right of first refusal may be waived with respect to any transfer either by the Company, upon duly authorized action of its Board of Directors, or by the shareholders, upon the express written consent of the owners of a majority of the voting power of the

Company.

The right of first refusal terminates on either of the following dates, whichever shall first occur:

(1) Upon the date that any restricted securities of the Company issued under a Regulation D exemption (“Restricted Securities”) are listed on any national exchange, alternate trading system or other marketplace providing liquidity for such Restricted Securities, subject to the Board of Directors’ declaration of waiver of such rights prior to such date; or

(2) Upon the date that any securities of the Company, other than Restricted Securities, are first offered to the public pursuant to a registration statement filed with and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, or upon the date that any securities of the Company, other than Restricted Securities, are first offered to the public pursuant to a Regulation A exemption from registration.

For a full description of the right of first refusal of the Shares of Class B Common Stock, please review the Bylaws (Exhibit 1A-2B).

Additional Matters

The Shares of Class B Common Stock will not be subject to further calls or assessment by the Company. There are no restrictions on alienability of the Shares of Class B Common Stock in the corporate documents other than those disclosed in this Offering Circular. The Company intends to engage Integral Transfer Agency USA Inc. to serve as the transfer agent and registrant for the Shares of Class B Common Stock.

The Shares of Class B Common Stock are held in book entry form and are uncertificated and, as such, will not contain legends, as such would exist on a stock certificate. However, the language of any such legends applicable to the Shares of Class B Common Stock and as set out in this Offering Circular or in the Bylaws, will apply to each Share of Class B Common Stock and shall govern the purchaser and holder of each such Share of Class B Common Stock.

There is no minimum number of Shares of Class B Common Stock that needs to be sold in this Offering in order for funds to be released to the Company and for this Offering to hold its first closing.

There are no other liquidation rights, preemptive rights, conversion rights, redemption provisions, sinking fund provisions, impacts on classification of the Board of Directors where cumulative voting is permitted or required related to the Shares of Class B Common Stock, provisions discriminating against any existing or prospective holder of the Shares of Class B Common Stock as a result of such Shareholder owning a substantial amount of securities, or rights of Shareholders that may be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class defined in any corporate document as of the date of filing of this Offering Circular.

DISQUALIFYING EVENTS DISCLOSURE

Recent changes to Regulation A promulgated under the Securities Act prohibit an issuer from claiming an exemption from registration of its securities under such rule if the issuer, any of its predecessors, any affiliated issuer, any director, executive officer, other officer participating in the offering of the interests, general partner or managing member of the issuer, any beneficial owner of 20% or more of the voting power of the issuer’s outstanding voting equity securities, any promoter connected with the issuer in any capacity as of the date hereof, any investment manager of the issuer, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of the issuer’s interests, any general partner or managing member of any such investment manager or solicitor, or any director, executive officer or other officer participating in the offering of any such investment manager or solicitor or general partner or managing member of such investment manager or solicitor has been subject to certain “Disqualifying Events” described in Rule 506(d)(1) of Regulation D subsequent to September 23, 2013, subject to certain limited exceptions. The Company is required to exercise reasonable care in conducting an inquiry to determine whether any such persons have been subject to such Disqualifying Events and is required to disclose any Disqualifying Events that occurred prior to September 23, 2013 to investors in the Company. The Company believes that it has exercised reasonable care in conducting an inquiry into Disqualifying Events by the foregoing persons and is aware of the no such Disqualifying Events.

It is possible that (a) Disqualifying Events may exist of which the Company is not aware and (b) the SEC, a court or other finder of fact may determine that the steps that the Company has taken to conduct its inquiry were inadequate and did not constitute reasonable care. If such a finding were made, the Company may lose its ability to rely upon exemptions under Regulation A, and, depending on the circumstances, may be required to register the Offering of the Company’s Shares of Class B Common Stock with the SEC and under applicable state securities laws or to conduct a rescission offer with respect to the securities sold in the Offering.

ERISA CONSIDERATIONS

Trustees and other fiduciaries of qualified retirement plans or IRAs that are set up as part of a plan sponsored and maintained by an employer, as well as trustees and fiduciaries of Keogh Plans under which employees, in addition to self-employed individuals, are participants (together, “ERISA Plans”), are governed by the fiduciary responsibility provisions of Title 1 of the Employee Retirement Income Security Act of 1974 (“ERISA”). An investment in the Shares by an ERISA Plan must be made in accordance with the general obligation of fiduciaries under ERISA to discharge their duties (i) for the exclusive purpose of providing benefits to participants and their beneficiaries; (ii) with the same standard of care that would be exercised by a prudent man familiar with such matters acting under similar circumstances; (iii) in such a manner as to diversify the investments of the plan, unless it is clearly prudent not do so; and (iv) in accordance with the documents establishing the plan. Fiduciaries considering an investment in the Shares should accordingly consult their own legal advisors if they have any concern as to whether the investment would be inconsistent with any of these criteria.

Fiduciaries of certain ERISA Plans which provide for individual accounts (for example, those which qualify under Section 401(k) of the Code, Keogh Plans and IRAs) and which permit a beneficiary to exercise independent control over the assets in his individual account, will not be liable for any investment loss or for any breach of the prudence or diversification obligations which results from the exercise of such control by the beneficiary, nor will the beneficiary be deemed to be a fiduciary subject to the general fiduciary obligations merely by virtue of his exercise of such control. On October 13, 1992, the Department of Labor issued regulations establishing criteria for determining whether the extent of a beneficiary’s independent control over the assets in his account is adequate to relieve the ERISA Plan’s fiduciaries of their obligations with respect to an investment directed by the beneficiary. Under the regulations, the beneficiary must not only exercise actual, independent control in directing the particular investment transaction, but also the ERISA Plan must give the participant or beneficiary a reasonable opportunity to exercise such control, and must permit him to choose among a broad range of investment alternatives.

Trustees and other fiduciaries making the investment decision for any qualified retirement plan, IRA or Keogh Plan (or beneficiaries exercising control over their individual accounts) should also consider the application of the prohibited transactions provisions of ERISA and the Code in making their investment decision. Sales and certain other transactions between a qualified retirement plan, IRA or Keogh Plan and certain persons related to it (e.g., a plan sponsor, fiduciary, or service provider) are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of a qualified retirement plan, IRA or Keogh Plan may cause a wide range of persons to be treated as parties in interest or disqualified persons with respect to it. Any fiduciary, participant or beneficiary considering an investment in Shares by a qualified retirement plan IRA or Keogh Plan should examine the individual circumstances of that plan to determine that the investment will not be a prohibited transaction. Fiduciaries, participants or beneficiaries considering an investment in the Shares should consult their own legal advisors if they have any concern as to whether the investment would be a prohibited transaction.

Regulations issued on November 13, 1986, by the Department of Labor (the “Final Plan Assets Regulations”) provide that when an ERISA Plan or any other plan covered by Code Section 4975 (e.g., an IRA or a Keogh Plan which covers only self-employed persons) makes an investment in an equity interest of an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the underlying assets of the entity in which the investment is made could be treated as assets of the investing plan (referred to in ERISA as “plan assets”). Programs which are deemed to be operating companies or which do not issue more than 25% of their equity interests to ERISA Plans are exempt from being designated as holding “plan assets.” Management anticipates that it would clearly be characterized as an “operating” for the purposes of the regulations, and that it would therefore not be deemed to be holding “plan assets.”

Classification of the Company’s assets of as “plan assets” could adversely affect both the plan fiduciary and management. The term “fiduciary” is defined generally to include any person who exercises any authority or control over the management or disposition of plan assets. Thus, classification of the Company’s assets as plan assets could make the management a “fiduciary” of an investing plan. If the Company’s assets are deemed to be plan assets of investor plans, transactions which may occur in the course of its operations may constitute violations by the management of fiduciary duties under ERISA. Violation of fiduciary duties by management could result in liability not only for management but also for the trustee or other fiduciary of an investing ERISA Plan. In addition, if the Company’s assets are classified as “plan assets,” certain transactions that it might enter into in the ordinary course of its business might constitute “prohibited transactions” under ERISA and the Code.

Under Code Section 408(i), as amended by the Tax Reform Act of 1986, IRA trustees must report the fair market value of investments to IRA holders by January 31 of each year. The Service has not yet promulgated regulations defining appropriate methods for the determination of fair market value for this purpose. In addition, the assets of an ERISA Plan or Keogh Plan must be valued at their “current value” as of the close of the plan’s fiscal year in order to comply with certain reporting obligations under ERISA and the Code. For purposes of such requirements, “current value” means fair market value where available. Otherwise, current value means the fair value as determined in good faith under the terms of the plan by a trustee or other named fiduciary, assuming an orderly liquidation at the time of the determination. The Company does not have an obligation under ERISA or the Code with respect to such reports or valuation although management will use good faith efforts to assist fiduciaries with their valuation reports. There can be no assurance, however, that any value so established (i) could or will actually be realized by the IRA, ERISA Plan or Keogh Plan upon sale of the Shares or upon liquidation of the Company, or (ii) will comply with the ERISA or Code requirements.

The income earned by a qualified pension, profit sharing or stock bonus plan (collectively, “Qualified Plan”) and by an individual retirement account (“IRA”) is generally exempt from taxation. However, if a Qualified Plan or IRA earns “unrelated business taxable income” (“UBTI”), this income will be subject to tax to the extent it exceeds $1,000 during any fiscal year. The amount of unrelated business taxable income in excess of $1,000 in any fiscal year will be taxed at rates up to 36%. In addition, such unrelated business taxable income may result in a tax preference, which may be subject to the alternative minimum tax. It is anticipated that income and gain from an investment in the Shares will not be taxed as UBTI to tax exempt shareholders, because they are participating only as passive financing sources.

INVESTOR ELIGIBILITY STANDARDS

The Shares will be sold only to a person who is not an accredited investor if the aggregate purchase price paid by such person is no more than 10% of the greater of such person’s annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the Shares. Investor suitability standards in certain states may be higher than those described in this Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons.

Each investor must represent in writing that he/she meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she is purchasing the Shares for his/her own account and (ii) he/she has such knowledge and experience in financial and business matters that he/she is capable of evaluating without outside assistance the merits and risks of investing in the Shares, or he/she and his/her purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the Shares. Transferees of the Shares will be required to meet the above suitability standards.

All potential purchasers of the Shares will be required to comply with know-your-customer and anti-money laundering procedures to comply with various laws and regulations, including the USA Patriot Act. The USA Patriot Act is designed to detect, deter and punish terrorists in the United States and abroad. The Act imposes anti-money laundering requirements on brokerage firms and financial institutions. Since April 24, 2002, all United States brokerage firms have been required to have comprehensive anti-money laundering programs in effect. To help you understand these efforts, the Company wants to provide you with some information about money laundering and the Company’s efforts to help implement the USA Patriot Act.

Money laundering is the process of disguising illegally obtained money so that the funds appear to come from legitimate sources or activities. Money laundering occurs in connection with a wide variety of crimes, including illegal arms sales, drug trafficking, robbery, fraud, racketeering and terrorism. The use of the United States financial system by criminals to facilitate terrorism  or other crimes could taint its financial markets. According to the United States State Department, one recent estimate puts the amount of worldwide money laundering activity at $1 trillion a year. As a result, the Company believes it is very important to fully comply with these laws.

By submitting a subscription agreement to the Company, you will be agreeing to the following representations. You should check the Office of Foreign Assets Control (the “OFAC”) website at http://www.treas.gov/ofac before making the following representations:

(1) You represent that the amounts invested by you in this Offering were not and are not directly or indirectly derived from any activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by the OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of the OFAC-prohibited countries, territories, individuals and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by the OFAC (the “OFAC Programs”) prohibit dealing with individuals12 or entities in certain countries, regardless of whether such individuals or entities appear on any OFAC list;

12 These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

(2)You represent and warrant that none of: (a) you; (b) any person controlling or controlled by you; (c) if you are a privately-held entity, any person having a beneficial interest in you; or (d) any person for whom you are acting as agent or nominee in connection with this investment is a country, territory, entity or individual named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any subscription amounts from a prospective purchaser if such purchasers cannot make the representation set forth in the preceding sentence. You agree to promptly notify the Company should you become aware of any change in the information set forth in any of these representations. You are advised that, by law, the Company may be obligated to “freeze the account” of any purchaser, either by prohibiting additional subscriptions from it, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and that the Company may also be required to report such action and to disclose such purchaser’s identity to the OFAC;

(3)You represent and warrant that none of: (a) you; (b) any person controlling or controlled by you; (c) if you are a privately-held entity, any person having a beneficial interest in you; or (d) any person for whom you are acting as agent or nominee in connection with this investment is a senior foreign political figure13, or any immediate family14 member or close associate15 of a senior foreign political figure, as such terms are defined in the footnotes  below; and

(4)If you are affiliated with a non-U.S. banking institution (a “Foreign Bank”), or if you receive deposits from, make payments on behalf of, or handle other financial transactions related to a Foreign Bank, you represent and warrant to the Company that: (a) the Foreign Bank has a fixed address, and not solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct its banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

To comply with various laws and regulations related to the cannabis industry in California, you will also have to provide the Company with your name, birthdate, social security number or tax identification number and your government-issued identification type and number. By investing in the Company, you will be considered a “financial interest” holder under various California cannabis laws and regulations, and thus your name and other personal information must be disclosed by the Company to various California regulatory agencies. As a financial interest holder, your name and other information will be listed on various applications for licensure for the

13 A “senior foreign political figure” is defined as a senior official in the executive, legislative, administrative, military or judicial branch of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

14 “Immediate family” of a senior foreign political figure typically includes such figure’s parents, siblings, spouse, children and in-laws.

15 A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with such senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of such senior foreign political figure.

Company, for example. While the Company will use its best efforts to protect your private information, the Company has no control over the information once it passes it along to the various California agencies.

If you invest in the Company through a company or entity such as a limited liability company, or through any multi-layer business structure, the company or entity, as well as the chief executive officer, members of the board of directors, partners, trustees and all persons who have control of a trust, and managing members or non-member managers of the entity must be disclosed to various California governmental entities and will be listed on various applications for licensure for the Company, for example. Each entity disclosed as having a financial interest must disclose the identities of persons holding financial interests until only individuals remain, whether the entity is a single member entity, or if it is a multi-layer entity.

Furthermore, California law prohibits certain people from having any ownership interest, directly or indirectly, in any business to be operated or conducted under a cannabis license. As such, by signing the Company’s subscription agreement, you will verify and attest that you are not (a) a person holding office in, or employed by, any agency of the State of California or any of its political subdivisions where your duties have to do with the enforcement of California cannabis laws and regulations or any other penal provisions of law of California prohibiting or regulating the sale, use, possession, transportation, distribution, testing, manufacturing, or cultivation of cannabis goods; or (b) a person employed in the State of California Department of Justice as a peace officer, in any district attorney’s office, in any city attorney’s office, in any sheriff's office, or in any local police department. By signing the Subscription Agreement, you will also agree to immediately notify the Company in writing if, at any time in the future, you become a person employed by or holding office for the entities described above so the Company may make appropriate arrangements  with you to have you removed as a financial interest holder of the Company. If you misrepresent to the Company by signing the Subscription Agreement, intentionally or unintentionally, that you are not a person who is employed by or holds office for the entities described above when in fact you are, or if you become a person who is employed by or holds office for the entities described above in the future and fail to immediately notify the Company in writing of such fact, and the Company is damaged in any manner whatsoever as a result of being unaware of you being a financial interest holder in the Company because of your failure to disclose at this time, or to notify the Company in the future if your status changes, you will agree by signing the Subscription Agreement (i) to indemnify the Company for any and all costs, expenses, legal fees or other damages caused by your failure to disclose your present status or by your failure to notify the Company if your status changes in the future, and (ii) to hold the Company harmless for any and all costs, expenses, legal fees or other damages the Company incurs caused by your failure to disclose your present status or to notify the Company if your status changes in the future.

The Company is entitled to rely upon the accuracy of your representations. The Company may, but under no circumstances will it be obligated to, require additional evidence that a prospective purchaser meets the standards set forth above at any time prior to its acceptance of a prospective purchaser’s subscription. You are not obligated to supply any information so requested by the Company, but the Company may reject a subscription from you or any person who fails to supply such information.

INTERESTS OF EXPERTS AND COUNSEL

Kendall Almerico, securities counsel to the Company, is a holder of 375,000 Shares of Class B Common Stock of the Company. Mr. Almerico’s law firm, Kendall A. Almerico, P.A., is counsel named in this Offering Circular as having prepared this Offering Circular. Except with respect to Mr. Almerico, no expert named in this Offering Circular as having prepared or certified any part of this Offering Circular or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the Offering of the Shares of Class B Common Stock had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the Company.

TAXATION ISSUES

As noted above, this Offering Circular is not providing, or purporting to provide any tax advice to anyone. Every potential investor is advised to seek the advice of his, her or its own tax professionals before making this investment.

________________________________________________

SECTION F/S

FINANCIAL STATEMENTS

_________________________________________________

Financial Statements and Independent Auditor’s Report for December 31, 2018 and 2017

and

Interim Financial Statements (Unaudited) As of June 30, 2019 are filed with the SEC and available for review at:

https://www.sec.gov/Archives/edgar/data/1780914/000178091419000007/partiiandiii.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on April 27, 2020.

Golden Seed, Inc.

By:  /s/ Scott Goldie

Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:  /s/ Scott Goldie

Scott Goldie

Chief Executive Officer (principal executive officer) and Director

April 27, 2020

By:  /s/ Neil Brandom

Neil Brandom

Chief Financial Officer (principal financial officer and principal accounting officer) and Director

April 27, 2020

By:  /s/ Christopher Yelich

Christopher Yelich

President and Director

April 27, 2020

ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

The undersigned hereby authenticate, acknowledge and otherwise adopt the typed signatures above and as otherwise appear in this filing and Offering.

By:  /s/ Scott Goldie

Scott Goldie

Chief Executive Officer (principal executive officer) and Director

April 27, 2020

By:  /s/ Neil Brandom

Neil Brandom

Chief Financial Officer (principal financial officer and principal accounting officer) and Director

April 27, 2020

By:  /s/ Christopher Yelich

Christopher Yelich

President and Director

April 27, 2020

III: EXHIBITS

Index to Attached Exhibits

Description                         Item              Exhibit

Broker-Dealer Services Agreement with Dalmore Group, LLC	Item 17.1	1A-1
Form of Subscription Agreement	Item 17.4	1A-4

Index to Linked Exhibits

Charters (including amendments)	Item 17.2	1A-2A
Bylaws	Item 17.2	1A-2B
Material Contracts	Item 17.6	1A-6
Consent of Independent Auditors	Item 17.11	1A-11
Legal Opinion of Kendall Almerico, Kendall A. Almerico P.A.	Item 17.12	1A-12
Testing The Waters	Item 17.13	1A-13
Additional Exhibit: Organizational Chart of Related Companies	Item 17.15	1A-15

_____________________________________________________________________________

EXHIBIT 1A-1

BROKER-DEALER SERVICES AGREEMENT WITH

DALMORE GROUP LLC

_____________________________________________________________________________

BROKER-DEALER SERVICES AGREEMENT

This Broker-Dealer Selling Agreement (this "Agreement") is made and entered into as of April 27, 2020 by and between Dalmore Group, LLC, with its principal place of business at 525 Green Place, Woodmere, NY 11598 ("Dalmore", " us", "our", or " we") and Golden Seed, Inc. with its principal place of business at 1300 Quail Street, Suite 100, Newport Beach, CA 92660 ("Issuer", "you" or "your") (Dalmore and Issuer being referred to individually as a "Party" and collectively as "Parties" herein).

RECITALS:

WHEREAS, Dalmore is a registered broker-dealer in good standing with FINRA/SIPC providing administrative, compliance, and other services for market participants, including issuers conducting offerings of securities pursuant to federal and state laws and regulations, in compliance with SEC and FINRA rules, including, but not limited to, Regulation A (also known as " Regulation A+"). Additionally, Dalmore has developed proprietary administrative methods and tools, and, through the use of integrations with third-party vendors, has developed operational processes to provide administrative and compliance related functions in connection with issuers raising capital (together with Section 3(a) below, the "Facilitation Services"); and

WHEREAS, Issuer is undertaking a capital raising effort pursuant to federal and/or state laws, and in compliance with the rules and regulations of SEC, FINRA, and all other applicable agencies and regulatory bodies (the "Offering"); and,

WHEREAS, Issuer wishes to engage Dalmore to perform the Facilitation Services in connection with the Offering, but not for traditional underwriting or placement agent services such as soliciting investors.

THEREFORE, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT:

1.The recitals set forth above are true and correct and incorporated herein as if set forth at length.

2.Engagement:

A.Issuer hereby engages and retains Dalmore to perform the Facilitation Services on Issuer's behalf and for investors who wish to invest in the Offering. Dalmore shall perform the Facilitation Services before and during the Offering period until the earlier of the completion or cancellation of the Offering or the termination of this Agreement. Dalmore hereby accepts such retention.

B.Dalmore will serve as the broker-dealer of record for the Issuer referred investors participating in the Offering, being conducted directly by Issuer on a best efforts basis, and to render such Facilitation Services consistent with this Agreement.

C.Issuer agrees to provide Dalmore and its third party due diligence provider with due diligence materials as it reasonably requests. Dalmore's provision of any Facilitation Services under this Agreement is subject to the satisfactory completion of its due diligence. A portion of the due diligence will be performed by a third-party due diligence company and all, or a majority of the due diligence fee paid by Issuer to Dalmore will be to cover these expenses of the third-party due diligence company.

D.Dalmore will not advise Issuer with the Offering and will accept the Offering terms and structure as determined solely and exclusively by Issuer and its advisers in meeting its capital needs. Issuer and/or Issuer' s agents will provide Dalmore with the Offering materials and disclosures, including the investor subscription agreement and the Offering Circular or similar documents. Dalmore does not, will not, and has not at any time provided any legal, tax or accounting advice, manager consulting or public relations or crisis management services, whether in general or specifically with respect to the contemplated Offering. Issuer unequivocally agrees that under no circumstances shall any communication, whether oral, written or otherwise, be construed or relied on by Issuer as legal, tax or accounting, manager consulting or public relations or crisis management advice or services by Dalmore, and Issuer represents and covenants that it has and will rely solely on its own counsel and professionals for any such advice and services. Any communications related to the Offering and to Issuer's business, in general, are deemed to be casual conversation, and Issuer represents that it will rely solely on the advice of its own securities, legal, tax, and financial professionals.

3.Services and Responsibilities:

A.Dalmore Responsibilities - Dalmore agrees to:

i.Accept investor data from the Issuer, generally via a commercially reasonable software system or technology provider, but also via other means as may be established by mutual agreement;

ii.Dalmore will process information from potential investors, including, but not limited to, running or otherwise verifying reasonable background checks for antimoney laundering, BSA, and PATRIOT Act purposes as well as IRS tax fraud identification and purposes, and to gather and review responses to customer identification information (together, "AML") as well as comply with applicable Know Your Customer (" KYC") rules for an issuer-directed Regulation A offering.

iii.Review the subscription agreement the potential investor is entering into to confirm their participation in the Offering and determine, in our sole and absolute discretion, whether to accept the use of the subscription agreement for the potential investor's participation;

iv.Contact the Issuer, issuer's agents or investors, if needed, to gather additional information or clarification from prospective investors;

v.Warrant that we are properly licensed to conduct securities business in the state of the investor's residence;

vi.Warrant that we are an SEC registered, FINRA member, SIPC insured firm in good standing and licensed to conduct securities business;

vii.Warrant that our personnel who execute and process the transaction are appropriately licensed securities representatives and/or principals, as required by regulations for the business being conducted;

viii.Not compensate any unregistered person with any fees based upon the amount or success of any investment in the Offering;

ix.Provide the Issuer with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions;

x.Provide Issuer and/or the Issuer ' s agents with prompt notice for investors and/or transactions we believe they should decline to accept based on our compliance process;

xi.File the necessary broker-dealer forms with FINRA as soon as reasonably practicable after the Issuer and/or Issuer's agent file or submit documents related to the Offering to the SEC;

xii.Maintain required files and records;

xiii.Not solicit or sell to investors or provide any other services or investment products related to this Offering. Dalmore's role involving contact with investors is limited to gathering information to perform the Facilitation Services and answering questions with factual information from Issuer's Offering documents, but not soliciting, selling or giving any recommendations or advice to any Investor.

xiv.Not provide any investment advice nor any investment recommendations to any investor (declining to accept a transaction is not considered investment advice or a recommendation for purposes of this Agreement) related to this Offering, unless an additional contract for such services is entered into, and incorporated by reference into this Agreement ;

xv.Keep investor details and data confidential and not disclose to any third party except as required to complete the Facilitation Services or as required by regulators, by law or otherwise in our performance under this Agreement; and

xvi.Transmit book-entry format data to the Issuer's transfer agent responsible for maintaining the Issuer's responsibilities for managing investors and record keeping.

B.Issuer Responsibilities -Issuer agrees to:

i.Refer investors, at its sole and arbitrary discretion, to Dalmore so that Dalmore may perform the Facilitation Services as described herein on behalf of Issuer;

ii.Internally and operationally develop programs and policies to give effect to this objective;

iii.Educate and orientate all Issuer staff on the purposes and goals of this Agreement;

iv.Ensure investors understand they are making a "self-directed" investment decision, and provide Dalmore with all KYC and AML details and data that we reasonably request and require to meet our regulatory responsibilities and as needed pursuant to our operating policies and procedures;

v.Immediately, but not later than within one (1) business day, notify Dalmore with details of any notices, requests, complaints or actions of or by any regulators, law enforcement, investors, trade associations or legal counsel regarding the Offering;

vi.Ensure non-accredited investors do not exceed their permitted limits when participating in the Offering;

vii.Ensure that you and your staff understand that you, as Issuer, will have a direct relationship with your investors;

viii.Where required by law, establish an escrow account with an unaffiliated bank who is retained to act as escrow agent and in compliance with all laws, rules, and regulations, and specifically SEC Rule l5c2-4, and to ensure that (a) the purchase price is promptly deposited into a separate bank account until the contingency as described in the Issuer's offering documents has occurred, and (b) the funds are held by a bank under a written escrow agreement;

ix.If an escrow account is not required by law, establish a bank account acceptable to Dalmore that is retained to hold funds in compliance with all laws, rules, and regulations, and to ensure that (a) the purchase price is promptly deposited into a bank account and (b) the funds are held by the bank until release of said funds are approved by the Issuer after all compliance is completed by Dalmore for investors who have paid said funds;

x.Ensure that you file required forms or documents with the SEC, with state securities departments, and with other all other regulatory authorities as required for the Offering being conducted and the general business of Issuer; by signing this Agreement you represent and understand that Dalmore does not file Blue Sky state notices, SEC registration documents or regulatory reports on behalf of Issuer other than as stated in our responsibilities in subpart 3(A) above;

xi.Not compensate any unregistered person directly or indirectly with any fees, commissions or other consideration based upon the amount, sale of securities or success of an Offering;

xii.Include language in your investor subscription agreement that discloses Issuer is paying broker-related facilitation fees in connection to this Offering, some of which will be paid out of escrow against net funds due to the Issuer upon any closing;

xiii.Maintain and ensure that you and your agents or employees are properly registered and compliant with applicable state and federal law and agencies or regulatory bodies, and to obtain all authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental and regulatory bodies necessary to perform your obligations hereunder and to your investors specifically, and to your business generally;

xiv.Ensure the marketing and promotional activities you engage in, as related to the Offering, are fair and balanced and in compliance with all applicable laws, rules and regulations, including regulatory guidance and industry best practices;

xv.Comply with the requirements of all applicable laws, rules, and regulations when soliciting investors for the Offering;

xvi.Compensate any person for directly selling securities only if such person is associated with a FINRA member broker-dealer and is appropriately registered with both the SEC and the state(s) in which the investors reside;

xvii.Provide Dalmore with copies of all marketing materials of any kind and any "testing the waters" materials prior to their use which Issuer acknowledges and agrees that Dalmore shall not be reviewing for accuracy or completeness and Issuer is responsible in all respects as to the content of such marketing materials;

xviii.Warrant that all information you provide to Dalmore and its third-party due diligence provider, and all information to be used in conjunction with the Offering, will be accurate and complete in all material respects and will not contain any untrue statement of a material fact or omit a material fact;

xix.Warrant that if you become aware that any information you provided is inaccurate or incomplete in all material respects, or if an event transpires which causes it to become inaccurate or incomplete in all material respects, you will inform Dalmore in writing (via email) as soon as practicable, and provide supplemental information necessary to correct and/or complete the Information;

xx.Warrant that neither Dalmore nor any of its representatives shall have any liability to the Issuer or to any officer, employee, affiliate, director, member or stakeholder of the Issuer for any inaccuracy or omission, material or otherwise, which may appear in any offering memorandum or other materials based on information provided by the Issuer or otherwise related to or arising out of this engagement or the services performed hereunder, except for liability to the Issuer for claims, liabilities, losses, and damages that are finally judicially determined to have resulted directly and primarily from Dalmore or its representatives bad faith, reckless ness, gross negligence or willful misconduct, and then only for amounts in the aggregate not exceeding any paid fees pursuant to this Agreement;

C.The Issuer represents that it is familiar with and is not subject to any "bad actor" disqualification provisions contained in any applicable law, rule, or regulation that would disqualify the Offering from reliance on any law, rule, or regulation, and that it or any other relevant person (such as underwriters, placement agents, and the directors, officers and significant shareholders of the Issuer) has not experienced a disqualifying event or other violations of any applicable law, rule, or regulation. Specifically, Issuer is familiar with Rule 262 of Regulation A, and Issuer agrees it and all relevant persons has, does and will comply with such rule, and that it will promptly notify in writing Dalmore in the event any disqualification or disclosure event occurs, is likely to occur, or comes to the Issuer's or Issuer's agent's knowledge during the course of the Offering.

4.Compensation: For Facilitation Services provided under this Agreement, the terms and payments shall be as follows:

A.Facilitation Fees: All facilitation fees payable to Dalmore are set out in Exhibit A and are payable to Dalmore. Facilitation fees are charged to Issuer upon each disbursement of funds from the Offering to Issuer from an escrow or other bank account where investor funds are held pending each trade being cleared, unless otherwise agreed to in writing. Facilitation fees are nonrefundable.

B.Exceptions: Facilitation fees may be negotiated on a case-by-case basis with Dalmore and such agreements must be evidenced in writing. For these purposes, an email from Dalmore to Issuer will constitute sufficient evidence of an alteration to Exhibit A. Any negotiated alteration to the Exhibit A is considered to be a specific, one-time exception and shall not be interpreted to be, or constitute as, an amendment or general waiver of Exhibit A or other terms of this Agreement.

C.Expenses: Issuer shall reimburse Dalmore for any out-of-pocket expenses incurred by us in relation to the Facilitation Services we provide under this Agreement. Any individual expense more than $500.00 shall require the prior written approval of Issuer, with email considered an acceptable form of writing. Such expenses are non-contingent and due and payable to Dalmore at the time they are incurred. The total amount of out-of-pocket expenses that may be reimbursed to Dalmore is capped at $10,000.00, not including the $15,000.00 due diligence fee and the FINRA filing fee set out in Exhibit A.

D.Payment Terms: Dalmore will generally be paid its facilitation fees by the Issuer via ACH-debit authorized by the Issuer. Dalmore shall maintain books and records of business transacted and amounts due to Dalmore. The Parties shall have the reasonable right to obtain documentation concerning the details of the payments due.

E.Syndication/Selling Partners: If Issuer, either directly or through Dalmore, enters into selling agreements with any other broker-dealer(s), then Dalmore may charge Issuer for fees due to other parties, so that Dalmore may remit applicable fees to those parties as contractually obligated. Issuer acknowledges and unequivocally agrees that Dalmore may have fee-sharing agreements with such syndication partners, which in no way affect the compensation that is due to Dalmore under this Agreement. Although Dalmore is the primary broker-dealer facilitating this Offering, in no event shall fee-sharing arrangements with syndication/selling partners be interpreted to mean that Dalmore or its representatives are acting in any solicitation or sales capacity, as these services are not provided for under this Agreement. In the event that a selling group is formed, the fees payable to Dalmore under the fee sharing agreement will still solely be for Facilitation Services provided for administration of the Offering.

5.Non-Exclusivity, No Underwriting: Dalmore is not underwriting the Offering. Issuer may, in its sole discretion, offer the opportunity to any broker-dealer(s) to participate in the syndicate and compensate them for selling, advisory, underwriting and other services. This Agreement is otherwise non-exclusive and shall not be construed to prevent either Party from engaging in any business activities. However, Issuer agrees that it will (a) provide written notice to Dalmore at least 10 business days in advance of hiring any broker-dealer to provide services and (b) at that time, make a written introduction between Dalmore and any other broker-dealer so Dalmore and the additional brokerdealer may discuss any matters necessary in advance of the additional broker-dealer being retained.

6.Limited License of Trademarks: During the term of this Agreement, Issuer generally has the option to use Dalmore's name, logo and trademarks on its website and other marketing materials to disclose that Dalmore is acting as a registered broker-dealer, so long as the use of Dalmore's name, logo or trademarks cannot be construed that the Offering or any transaction is endorsed, recommended, or vetted by Dalmore, or that Issuer or its agents are authorized to act as an agent or a representative of Dalmore. Any use of Dalmore's name, logo and trademarks by Issuer must be approved in advance and in writing by Dalmore.

7.Independent Contractor: It is agreed that Dalmore and Issuer are independent contractors for the business and Facilitation Services provided hereunder. Under no circumstances shall this Agreement be deemed to imply or infer that Issuer and Dalmore have anything other than an arm' s length and independent relationship. Both Dalmore and Issuer shall be individually responsible and liable for their own respective federal, state, local and other taxes or fees, as well as all costs associated with their businesses.

8.Term and Termination: This Agreement is effective beginning with the date set forth above, and unless terminated shall continue for as long as the Offering remains open and active.

A.Either Party may terminate this Agreement without cause by giving ten (10) business days written, email notice to the other at any time. Such termination shall only affect future business and shall not apply to transactions initiated or other business conducted prior to the date of termination;

B.Either Party may terminate their participation in this Agreement for cause (including any regulatory actions or investigations, or complaints filed by investors or persons associated with the Issuer or the Offering, collectively "for cause") by giving seven (7) business days written, email notice as required under Paragraph 11 of this Agreement to the other Party at any time setting forth the "for cause" basis for termination. Unless such " for cause" basis is cured within five (5) business days after notice, the termination shall then become in full force and effect;

C.In the event of any termination, the Parties shall cease referring and processing investors; provided, however, the Parties shall use commercially reasonable efforts to have an orderly transition of the processing of investors and at a minimum, in compliance with any and all applicable laws, rules and regulations. Issuer shall, upon termination of this Agreement, become solely responsible for all compliance related to the offering and any investors, processing investors and any and all other services rendered by Dalmore prior to the termination.

D.No termination of this Agreement shall deprive Dalmore of any fees to which it is entitled pursuant to this or any other operative agreement and, specifically, Dalmore shall remain entitled to any fees for any services rendered prior to, or for any fees accrued, but not yet paid, as of such termination.

9.Indemnification: Each Party (each, an "Indemnifying Party") shall indemnify, hold harmless, and defend the other Party and such other Party's officers, directors, employees and agents (each such person, an "Indemnified Party") against any losses, claims, damages or liabilities, joint or several, and expenses (including, without limitation, reasonable attorney's fees, incurred by such Indemnified Party in connection with investigating or defending against such loss, claim, damage, liability or action) to which any Indemnified Party may become subject (a "Claim"), insofar as such Claim (or actions in respect thereof) arises out of a material breach of any of the covenants, agreements, representations or warranties of the Indemnifying Party contained in this Agreement or the Indemnifying Party's actions or obligations. As a condition to being indemnified under this Agreement, the Indemnified Party shall: (i) promptly notify in writing the Indemnifying Party of the Claim; (ii) allow the Indemnifying Party control of the defense and settlement of a Claim; and (iii) provide assistance, at the Indemnifying Party's expense, in defending or settling the Claim; provided, however, Indemnifying Party shall not enter into any settlement which admits any fault or results in any liability to an Indemnified Party, without the prior written consent of Indemnified Party. Issuer acknowledges and agrees that any additional broker-dealer added to the Offering pursuant to any fee-sharing agreement by and between Dalmore and another broker-dealer, Issuer shall indemnify and hold harmless such broker-dealer as if such broker-deal was Dalmore under this Agreement.

10.Confidentiality and Mutual Non-Disclosure: It is acknowledged that in the performance of this Agreement each Party may become aware of and/or in possession of confidential, nonpublic information of the other Party. Except as necessary in this Agreement's performance, or as authorized in writing by a Party or by law, the Parties (and their affiliated persons) shall not disclose or make use of such non-public information. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Issuer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require Dalmore to maintain copies of practically all data, including communications and Offering materials, regardless of any termination of this Agreement. Notwithstanding the foregoing, information which is, or was, in the public domain (including having been published on the internet) is not subject to this section.

11.Notices: All notices given pursuant to this Agreement shall be in writing and sent via email to

Etan Butler

Chairman - Dalmore Group, LLC

etan@dalmorefg.com

and to Issuer at

Name: Scott Goldie

Title: CEO

Company: Golden Seed, Inc.

E-mail: Goldie@Brooks-Street.com

12.Binding Arbitration, Applicable Law and Venue, Attorneys Fees: This Agreement is governed by, and will be interpreted and enforced in accordance with the regulations of the SEC and FINRA, and laws of the State of New York, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of FINRA, with venue in New York, New York. Each of the Parties hereby consents to this method of dispute resolution, as well as jurisdiction, and waives any right it may have to object to either the method, venue or jurisdiction for such claim or dispute. Any award an arbitrator makes will be final and binding on all Parties and judgment on it may be entered in any court having jurisdiction. Furthermore, the prevailing Party shall be entitled to recover damages plus reasonable attorney's fees.

13.Entire Agreement, Amendment, Severability and Force Majeure: This Agreement contains the entire agreement between Issuer and Dalmore regarding the subject matter hereof. lf any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no Party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of regulators, acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes. This Agreement may be amended only by a writing signed by both Parties and may not be assigned without the written consent of the other Party.

14.Taxpayer Identification: Section 6109 of the Internal Revenue Code requires us to provide you with our Taxpayer Identification Numbers (TIN).

Company Name: Dalmore Group, LLC

Contact: Etan Butler

Address:525 Green Place, Woodmere, NY 11598

Tax ID Number (EIN):20-2658095

Under penalties of perjury, Dalmore hereby certifies that the number shown above is our correct taxpayer identification number, that we are not subject to backup withholding, and that we are a U.S. person.

15.Counterparts: This Agreement may be executed in any number of counterparts and will be binding when it has been executed and delivered by the last signatory hereto to execute a counterpart. A facsimile or electronic transmission of a signature shall be deemed to constitute an original signature for purposes of this Agreement. Issuer and Dalmore hereby consent and agree that electronically signing this Agreement constitutes each parties signature, acceptance and agreement as if signed in writing.

16.Acknowledgment: The wording of this Agreement was reviewed and accepted by each Party and their legal counsel prior to execution. It shall be deemed that this Agreement was drafted equally by the Parties, and neither Party shall be entitled to have any wording of this Agreement construed for or against the other Party in the event of any dispute arising in connection with this Agreement. Further, the undersigned warrant and represent that in executing this Agreement, they have full authority to execute the Agreement and bind themselves and others hereto. The Parties further represent that they have been independently represented by counsel of their own choice and that each Party has made a full investigation in the facts surrounding the Agreement and that each enters into this Agreement based upon that investigation and upon the advice of their respective counsel.

[REMAINDER OF PAGE INTENTIONALLY BLANK] [SIGNATURE PAGE FOLLOWS]

The parties have entered into this Agreement as of the day and date set forth above.

Golden Seed, Inc.

By: ______________________________
Name: Scott Goldie
Title: CEO
E-mail: Goldie@Brooks-Street.com

Dalmore Group, LLC

By: ______________________________
Name: Etan Butler
Title: Chairman
E-mail: etan@dalmorefg.com

11

EXHIBIT A

I.DALMORE FACILITATION FEE SCHEDULE

Facilitation Fee structure for all capital raised:

A.Five Percent (5%) of the Gross Proceeds Raised in the Offering. "Gross Proceeds Raised" is defined as the total amount of investments that have been cleared for disbursement by Dalmore. The fees for each transaction accrue at the time the subscription agreement is reviewed and approved by Dalmore. The subscription agreement is reviewed and cleared only after all requisite compliance and administrative processes have been completed.

B.Five-year warrants to acquire at no cost, with cashless exercise provisions, a number of shares or other equity equal to Three Percent (3%) of the Gross Proceeds Raised in the Offering. Sample Warrant is attached as Exhibit B.

II.FEE SCHEDULE INVOLVING SALES FROM SELLING GROUP BROKER- DEALERS

For sales of securities in this Regulation A offering for investors originated by the following selling group broker-dealers, the fee structure for capital raised will be as follows:

A.For sales of securities to investors originated by CFI Securities (CRD#: 284750):

i.In lieu of the fee structure set out in Section I above, a total fee of Seven Percent (7%) of the Gross Proceeds Raised in the Offering, with Five Percent (5%) of the Gross Proceeds Raised in the Offering being paid to Dalmore for facilitation fees, and Two Percent (2%) of the Gross Proceeds Raised in the Offering being paid to CFI via a commission sharing agreement with CFI for success fees from investors CFI originates, and

ii.In lieu of the warrant structure set out in Section I, five year warrants to acquire at no cost, with cashless exercise provisions, a number of shares or other equity equal to Three Percent (3%) Percent of the Gross Proceeds Raised in the Offering, all of which are issued to Dalmore, and none issued to CFI. Sample Warrant is attached as Exhibit B.

B.For sales of securities to investors originated by StartEngine Primary, LLC (CRD#: 291773).

i.In lieu of the fee structure set out in Section I above, a total fee of Seven Percent (7%) of the Gross Proceeds Raised in the Offering, with Two Percent (2%) of the Gross Proceeds Raised in the Offering being paid to Dalmore for facilitation fees, and Five Percent (5%) of the Gross Proceeds Raised in the Offering being paid to StartEngine Primary via a commission sharing agreement with StartEngine Primary for success fees from investors StartEngine Primary originates, and

ii.In lieu of the warrant structure set out in Section I, five year warrants to acquire at no cost, with cashless exercise provisions, a number of shares or other equity equal to Seven Percent (7%) of the Gross Proceeds Raised in the Offering, with Two Percent (2%) of the warrants being given to Dalmore for facilitation fees, and Five Percent (5%) of the warrants being given to StartEngine Primary via a commission sharing agreement with StartEngine Primary for success fees from investors StartEngine Primary originates, Sample Warrant is attached as Exhibit B.

C.If other selling group broker-dealers are engaged, an addendum to this Agreement will be executed by the Parties.

III.EXPENSE SCHEDULE

1.FINRA 5110 filing fee, $10 million X 0.015% + $500 = $2,000.00. This fee was paid to Cuttone & Company previously and is therefore waived.

2.Issuer will pay Dalmore a non-refundable due diligence flat fee of $15,000.00 due and payable upon the signing of this Agreement. At least $12,500 of this flat fee will be paid to a third party due diligence provider. This fee was paid to Cuttone & Company previously and will not be paid again by Issuer. Any portion of the $15,000.00 fee not paid to a third party due diligence provider will be refunded to Issuer.

3.Additionally, Dalmore's Facilitation Services rely upon you entering into a contract with a thirdparty technology and escrow/banking provider and providing Dalmore with access to investor data through said technology. The third-party technology and escrow provider will charge fees to you for the services they provide. Dalmore will not share in those third-party technology and/or escrow fees in any way.

EXHIBIT B

SAMPLE WARRANT

WARRANT

THIS WARRANT HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE. IT MAY NOT BE SOLD, TRANSFERRED OR PLEDGED OTHER THAN AS STATED HEREIN, IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL FOR THE COMPANY) REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE, TRANSFER OR PLEDGE IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THIS WARRANT AND RESTRICTING ITS TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS WARRANT TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

1.Number and Price of Shares Subject to Warrant. For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the signatures of the parties to this Warrant below, subject to the terms and conditions set forth, Dalmore Group, LLC (the "Holder") or its assignees are entitled to subscribe for and purchase from Golden Seed, Inc., a Delaware Corporation (the "Company") its successors or assigns, at any time after the date hereof and on or before the close of business on the five year anniversary of the qualification date of the Company’s Regulation A offering by the Securities and Exchange Commission (unless this Warrant is earlier terminated pursuant to Section 11), 30,000 shares (which number of shares is subject to adjustment as described below) of fully paid and non-assessable Class B Common Stock of the Company (the " Warrant Shares") upon surrender hereof at the principal office of the Company and, at the election of the Holder hereof, upon either (i) payment of the purchase price at said office in cash or by check, (ii) the cancellation of any present or future indebtedness from the Company to the holder hereof in a dollar amount equal to the purchase price of the Class B Common Stock for which the consideration is being given, or (iii) tender of a notice as provided in the net issue exercise provisions of Section 6(b) hereof Subject to adjustment as hereinafter provided, the purchase price of one share of Common Stock (or such securities as may be substituted for one share of Class B Common Stock pursuant to the provisions hereinafter set forth shall be $0.00. The purchase price of one share of Class B Common Stock (or such securities as may be substituted for one share of Class B Common Stock pursuant to the provisions hereinafter set forth) payable from time to time upon the exercise of this Warrant (whether such price be the price specified above or an adjusted price determined as hereinafter provided) is referred to herein as the "Warrant Price."

2.Adjustment of Warrant Price and Number of Shares. The number and kind of securities issuable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a)Adjustment for Dividends in Stock or Other Securities or Property. In case at any time or from time to time on or after the date hereof the holders of the Class B Common Stock of the Company (or any shares of Stock or other securities at the time receivable upon the exercise of this Warrant) shall have received, or, on or after the record date fixed for the determination of eligible Shareholders, shall have become entitled to receive, without payment therefor, other or additional Stock or other securities or property (other than cash) of the Company by way of dividend, then and in each case, the holder of this Warrant shall, upon the exercise hereof, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration there for, the amount of such other or additional Stock or other securities or property (other than cash) of the Company which such holder would hold on the date of such exercise had it been the holder of record of such Class B Common Stock on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional Stock available by it as aforesaid during such period, giving effect to all adjustments called for during such period by paragraphs (b) and (c) of this Section 2.

(b)Adjustment for Reclassification, Reorganization or Merger. In case of any reclassification or change of the outstanding securities of the Company or of any reorganization of the Company (or any other corporation the Stock and securities of which are at the time receivable upon the exercise of this Warrant) or any similar corporate reorganization on or after the date hereof, then and in each such case the holder of this Warrant, upon the exercise hereof at any time after the consummation of such reclassification, change, reorganization, merger or conveyance, shall be entitled to receive, in lieu of the Stock or other securities and property receivable upon the exercise hereof prior to such consummation, the Stock or other securities or property to which such holder would have been entitled upon such consummation if such holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in paragraphs (a) and (c); and in each such case, the terms of this Section 2 shall be applicable to the shares of Stock or other securities properly receivable upon the exercise of this Warrant after such consummation

(c)Stock Splits and Reverse Stock Splits. If at any time on or after the date hereof the Company shall subdivide its outstanding shares of Class B Common Stock into a greater number of shares, the Warrant Price in effect immediately prior to such subdivision shall thereby be proportionately reduced and the number of shares receivable upon exercise of the Warrant shall thereby be proportionately increased ; and, conversely, if at any time on or after the date hereof the outstanding number of shares of Class B Common Stock shall be combined into a smaller number of shares, the Warrant Price in effect immediately prior to such combination shall thereby be proportionately increased and the number of shares receivable upon exercise of this Warrant shall thereby be proportionately decreased.

3.No Fractional Shares. No fractional shares of Class B Common Stock will be issued in connection with any exercise hereunder. In lieu of any fractional shares which would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of one share of Class B Common Stock on the date of exercise, as determined in good faith by the Company's Board of Directors.

4.No Shareholder Rights. This Warrant shall not entitle its holder to any of the rights of a Shareholder of the Company.

5.Reservation of Stock. The Company covenants that during the period this Warrant is exercisable, the Company will reserve from its authorized and unissued Class B Common Stock a sufficient number of shares to provide for the issuance of Class B Common Stock upon the exercise of this Warrant. The Company agrees that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing Stock certificates to execute and issue the necessary certificates for shares of Class B Common Stock upon the exercise of this Warrant.

6.Exercise of Warrant.

(a)Method of Exercise. This Warrant may be exercised by the Holder hereof, in whole or in part and from time to time, by the surrender of this Warrant at the principal office of the Company, accompanied by payment to the Company, by check, of an amount equal to the then applicable Warrant Price per share multiplied by the number of shares of Class B Common Stock then being purchased. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the shares of Class B Common Stock issuable upon such exercise shall be treated for all purposes as the Holder of such shares of record as of the close of business on such date. As promptly as practicable on or after such date and in any event within five (5) business days thereafter, the Company at its expense shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates (or in the case or uncertificated securities, written proof that the uncertificated securities have been transferred, in book entry form, to Holder) for the number of full shares of Class B Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share as provided above, and, unless this Warrant has been fully exercised or has expired, a new Warrant representing the portion of the shares of Class B Common Stock, if any, with respect to which this Warrant shall not have been exercised, shall also be issued to the holder hereof. The shares of Class B Common Stock issuable upon exercise hereof shall, upon their issuance, be fully paid and nonassessable.

(b)Net Issue Exercise.

(i)In lieu of exercising this Warrant in the manner provided above in Section 6(a), holder may elect to receive shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with notice of such election in which event the Company shall issue to holder a number of shares of the Company's Class B Common Stock computed using the following formula:

X = Y(A-B)

                       A

Where

X = The number of shares of Common Stock to be issued to holder.

Y = The number of shares of Common Stock purchasable under this Warrant (at the date of such calculation).

A= The fair market value of one share of the Company's Common Stock (at the date of such calculation).

B = The Warrant Price (as adjusted to the date of such calculation).

(ii)For purposes of this Section 6(b), fair market value of the Company's Class B Common Stock shall mean the price per share which the Company could obtain from a willing buyer for the shares sold by the Company from authorized but unissued shares, as such price shall be determined in good faith by the Board of Directors of the Company.

(iii)In the event the holder elects to exercise the Warrant without use of the net issue right set forth in Section 6(b)(i), the Company shall have the option to not accept cash from the holder and in lieu thereof issue shares pursuant to the net issue formula set forth above.

7.Certificate of Adjustment. Whenever the Warrant Price or number or type of securities issuable upon exercise of this Warrant is adjusted, as herein provided, the Company shall promptly deliver to the record holder of this Warrant a certificate of an officer of the Company setting forth the nature of such adjustment and a brief statement of the facts requiring such adjustment.

8.Transfer of Warrant. This Warrant may not be transferred by the Holder without the written consent of the Company. Notwithstanding the foregoing, no such consent shall be necessary for a transfer of all or part of this Warrant by such Holder to a present or former shareholder, employee, independent contractor or partner of such Holder, if the transferee or transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holder hereunder.

9.Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft or destruction of any Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

10.Securities Law. As a condition to exercise of this Warrant, Holder shall be required to make such representations and warranties and execute such documents as reasonably requested by the Company in order for the Company to perfect an exemption from the registration and qualification requirements of applicable securities laws.

11.Termination. This Warrant (and the right to purchase securities upon exercise hereof) shall terminate upon the earliest of (a) the close of business on the five year anniversary of the qualification date of the Company's Regulation A offering or (b) the consummation of a sale, merger or the like of the Company or an initial public offering of the Company. Should a sale, merger or the like of the Company, or an initial public offering of the Company, be close to consummation, the Company shall give Holder adequate written notice in advance of said sale, merger or the like of the Company or an initial public offering of the Company so Holder may have adequate notice to exercise this Warrant.

12.Lock-Up Restriction. If this Warrant or any common or preferred stock, options, and other equity securities of the Company is (a) acquired by the Holder or a related person during 180 days prior to the required filing date of a public equity offering of the Company, or (b) acquired after the required filing date of the registration statement of a public equity offering of the Company and deemed to be underwriting compensation by FINRA, it shall not be sold during the public equity offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of the sale of the public offering, except as provided below.

Notwithstanding paragraph 12 above, the following shall not be prohibited, insofar as all securities so transferred remain subject to the lock-up restriction in paragraph 12 above for the remainder of the time period:

(a)the transfer of any security:

(i)by operation of law or by reason of reorganization of the Company;

(ii)to any registered member or affiliate of said registered member participating in the public equity offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restrictions above for the remainder of the time period. The Warrants received or to be received by Dalmore Group, LLC and related persons in connection with this Offering will comply with transfer restrictions pursuant to FINRA Rule 5110(g)(2)(A)(ii).

(iii)if the aggregate amount of securities of the Company held by the Holder and related persons do not exceed 1% of the securities being offered in the public equity offering;

(iv)that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating FINRA member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund;

(v)that is not an item of value under paragraphs (c)(3)(B)(iii) through (vii) above;

(vi)that is eligible for the limited filing requirement in paragraph (b)(6)(A)(iv)b. and has not been deemed to be underwriting compensation under the Rule;

(vii)that was previously but is no longer subject to the lock-up restriction in paragraph (g)(1) above in connection with a prior public equity offering (or a lock up restriction in the predecessor rule), provided that if the prior restricted period has not been completed, the security will continue to be subject to such prior restriction until it is completed; or

(viii)that was acquired subsequent to the issuer's initial public offering m a transaction exempt from registration under Securities Act Rule 144A; or

(b)the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction above for the remainder of the time period.

13.Miscellaneous. This Warrant shall be governed by the laws of the State of New York. The headings in this Warrant are for purposes of convenience and reference only and shall not be deemed to constitute a part hereof Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally but only by an instrument in writing signed by the Company and the registered holder hereof All notices and other communications from the Company to the holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, to the address furnished to the Company in writing by the last holder of this Warrant who shall have furnished an address to the Company in writing. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provisions. The language in this Warrant shall be construed as to its fair meaning, and not strictly for or against the Company or the holder. This Warrant sets forth the final, complete and exclusive statement of the terms and conditions between the parties pertaining to the subject matter of this Warrant and supersedes all prior and contemporaneous agreements or understandings with respect thereto.

GOLDEN SEED, INC.

By: __________________________

Title:_________________________

Accepted:DALMORE GROUP, LLC

By: _____________________________

Title: ____________________________

Date: ____________________________

NOTICE OF EXERCJSE

TO:COMPANY.

(1) The undersigned hereby elects to purchase ________Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)Payment shall take the form of: _______________________

(3)Please issue a certificate or certificates representing said Warrant Shares (or in the case or uncertificated securities, written proof that the uncertificated securities have been transferred, in book entry form, to Holder) in the name of the undersigned or in such other name as is specified below:

______________________________

SIGNATURE OF HOLDER

______________________________

DATE

ASSIGNMENT FORM

(To assign the foregoing warrant, execute this form and supply required information.

Do not use this form to exercise the warrant.)

FOR VALUE RECEIVED, [____________] all of or [______] shares of the foregoing Warrant and all rights evidenced thereby are hereby assigned to_______________________________ whose address is ____________________________.

Dated: __________________

Holder’s Signature: ________________________________

Holder’s Address: _________________________________

______________________________________________________________________

EXHIBIT 1A-4

FORM OF SUBSCRIPTION AGREEMENT

______________________________________________________________________

SUBSCRIPTION AGREEMENT

Name of Investor: __________________

Scott Goldie

Chief Executive Officer - Golden Seed, Inc.

1300 Quail Street Suite 100

Newport Beach, CA 92660

Re: Golden Seed, Inc.

Offering of up to $10,000,000.00 through the sale of

1,000,000 Shares of Class B Common Stock (the "Shares")

1. Subscription. The undersigned hereby tenders this subscription and applies to purchase the number of Shares in Golden Seed, Inc., a Delaware corporation (the "Company") indicated below, pursuant to the terms of this Subscription Agreement. The purchase price of each Share is Ten Dollars and No Cents ($10.00) payable in cash in full upon subscription. The undersigned further sets forth statements upon which you may rely to determine the suitability of the undersigned to purchase the Shares. The undersigned understands that the Shares are being offered pursuant to the Offering Circular filed with the Securities and Exchange Commission and its exhibits (the "Offering Circular"). In connection with this subscription, the undersigned represents and warrants that the personal, business and financial information provided to the Company along with this Subscription Agreement or through any online website, is complete and accurate, and presents a true statement of the undersigned's financial condition.

2. Representations and Understandings. The undersigned hereby makes the following representations, warranties and agreements and confirms the following understandings:

(i) The undersigned has received a copy of the Offering Circular, has been given the opportunity to read and review it carefully, and has had an opportunity to question representatives of the Company and obtain such additional information concerning the Company as the undersigned requested. All questions of the undersigned have been satisfactorily answered prior to making this investment.

(ii) The undersigned has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto; or the undersigned has utilized the services of his, her or its financial advisor or other investment representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto.

(iii) The undersigned has evaluated the risks of this investment in the Company, including those risks particularly described in the Offering Circular, and has determined that the investment is suitable for him, her or it. The undersigned has adequate financial resources for an investment of this character, and at this time could bear a complete loss of his investment. The undersigned understands that any projections or other forward-looking statements that were made in the Offering Circular are mere estimates and may not reflect the actual results of the Company's operations. The undersigned understands that the Use of Proceeds in the Offering Circular are estimates, are not binding, and are subject to the Company's discretion, and may not reflect the actual use of proceeds by the Company of the funds they receive from this offering and from your investment.

(iv) The undersigned understands that the Shares are not being registered under the Securities Act of 1933, as amended (the "1933 Act") on the ground that the issuance thereof is exempt under Regulation A of Section 3(b) of the 1933 Act, and that reliance on such exemption is predicated in part on the truth and accuracy of the undersigned's representations and warranties, and those of the other purchasers of Shares.

(v) The undersigned understands that the Shares are not being registered under the securities laws of certain states on the basis that the issuance thereof is exempt as an offer and sale not involving a registerable public offering in such state, since the Shares are "covered securities" under the National Securities Market Improvement Act of 1996. The undersigned understands that reliance on such exemptions is predicated in part on the truth and accuracy of the undersigned's representations and warranties and those of other purchasers of Shares. The undersigned covenants not to sell, transfer or otherwise dispose of any of the Shares unless such Shares have been registered under the applicable state securities laws, or an exemption from registration is available.

(vi) The amount of this investment by the undersigned does not exceed 10% of the greater of the undersigned's net worth, not including the value of his/her primary residence, or his/her annual income in the prior full calendar year, as calculated in accordance with Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended, unless the undersigned is an "accredited investor," as that term is defined in Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended, or is the beneficiary of a fiduciary account, or, if the fiduciary of the account or other party is the donor of funds used by the fiduciary account to make this investment, then such donor, who meets the requirements of net worth, annual income or criteria for being an "accredited investor."

(vii) The undersigned has no need for any liquidity in this investment and is able to bear the economic risk of his investment for an indefinite period of time. The undersigned has been advised and is aware that: (a) there is no public market for the Shares and a public market for the Shares may not develop; (b) it may not be possible to liquidate the investment readily; and (c) the Shares have not been registered under the Securities Act of 1933 and applicable state law and an exemption from registration for resale may not be available.

(viii) All contacts and contracts between the undersigned and the Company regarding the offer and sale to him or her of Shares have been made within the state indicated below subscriber’s signature on the signature page of this Subscription Agreement and the undersigned is a resident of such state.

(ix) The undersigned has relied solely upon the Offering Circular, other material provided by the Company and independent investigations made by him or her or his or her representatives and advisors with respect to the Shares subscribed for herein, and no oral or written representations beyond the Offering Circular and other material provided by the Company have been made to the undersigned or relied upon by the undersigned by the Company, its representatives or assigns, or any other person or entity.

(x) The undersigned agrees not to transfer or assign this subscription or any interest therein.

(xi) The undersigned hereby acknowledges and agrees that, except as may be specifically provided herein, the undersigned is not entitled to withdraw, terminate or revoke this subscription.

(xii) If the undersigned is a partnership, corporation, limited liability company or trust, it has been duly formed, is validly existing, has full power and authority to make this investment, and has not been formed for the specific purpose of investing in the Shares. This Subscription Agreement and all other documents executed in connection with this subscription for Shares are valid, binding and enforceable agreements of the undersigned.

(xiii) The undersigned meets any additional suitability standards and/or financial requirements that may be required in the jurisdiction in which he or she resides, or is purchasing in a fiduciary capacity for a person or account meeting such suitability standards and/or financial requirements, and is not a minor. The undersigned has received a copy of the Offering Circular, has been given the opportunity to read the section of the Offering Circular entitled “Investor Eligibility Standards” and hereby agrees to comply with all requirements of the USA PATRIOT Act and all other know-your-customer and anti-money-laundering laws and regulations. Furthermore, the undersigned hereby makes the representations set out in paragraphs (1) – (4) of the section of the “Investor Eligibility Standards” of the Offering Circular.

(xiv) The undersigned consents to, and agrees to be bound by all the terms of the Bylaws of the Company, including but not limited to, any restrictions on voting rights and/or any transfer restrictions contained in said Bylaws.

3. Bank arrangements. Payment for the Shares shall be received by PrimeTrust LLC from the undersigned by transfer of immediately available funds or other means approved by the Company at least two days prior to the applicable closing, in the amount as set forth on the signature page hereto. Upon such closing, PrimeTrust LLC shall release such funds to the Company.

4. Issuer-Directed Offering; No Underwriter. The undersigned understands that the offering is being conducted by the Company directly (issuer-directed) and the Company has not engaged a selling agent such as an underwriter or placement agent. The undersigned acknowledges and agrees that Dalmore Group LLC has been engaged to serve as an accommodating broker-dealer and to provide certain technology and transaction facilitation. Dalmore Group LLC is not participating as an underwriter. The undersigned acknowledges that Dalmore Group LLC has neither solicited your investment in the Company, recommended the Shares, provided any advice, including investment advice, nor is Dalmore Group LLC distributing the Offering Circular or making any oral representations concerning the offering. Dalmore Group LLC has not and will not conduct extensive due diligence of this offering and the undersigned should not rely on Dalmore Group LLC's involvement in this offering as any basis for a belief that it has done extensive due diligence.

5. Foreign Investors. If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents that he or she has satisfied himself or herself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned’s subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned’s jurisdiction.

6. Valuation. The undersigned acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The undersigned further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that the undersigned's investment will bear a lower valuation.

7. Indemnification. The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker- dealers, placement agents, Shareholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein or made through www.GoldenSeed.com and/or www.BankRoll.Ventures or otherwise being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 7 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. The undersigned hereby grants to the Company the right to setoff against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 7 of this Subscription Agreement.

8. Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he, she or it will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Shares.

9. Governing Law. This Subscription Agreement will be governed by and construed in accordance with the laws of the State of Delaware. The exclusive venue for any legal action under this Agreement will be in the proper forum in the State of  California. This clause does not apply to claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

10. Acknowledgement of Risks Factors. The undersigned has carefully reviewed and thoroughly understands the risks associated with an investment in the Shares as described in the Offering Circular. The undersigned acknowledges that this investment entails significant risks.

11.Consent to Disclose To Governmental Agencies and Entities in California.  When you sign this Subscription Agreement and when the Company countersigns it, you will be considered a “financial interest” holder under various California laws and regulations, and thus your name and personal information including your birthdate, social security number or tax identification number and your government-issued identification type and number will be disclosed by the Company as needed to satisfy state and local cannabis and related laws. By signing this Subscription Agreement, you are giving Golden Seed, Inc. your irrevocable consent to for the Company to provide your name, and any personal information including your birthdate, social security number or tax identification number and your government-issued identification type and number to any regulatory body necessary to obtain or maintain the Company’s licenses.

If you invest in the Company through a company or entity such as a limited liability company, or through any multi-layer business structure, the company or entity, as well as the chief executive officer, members of the board of directors, partners, trustees and all persons who have control of a trust, and managing members or non-member managers of the entity must be disclosed to various California governmental entities and will be listed on various applications for licensure for the Company, for example. Each entity disclosed as having a financial interest must disclose the identities of persons holding financial interests until only individuals remain, whether the entity is a single member entity, or if it is a multi-layer entity.

12.Prohibited Individuals. California law prohibits certain people from having any ownership interest, directly or indirectly, in any business to be operated or conducted under a cannabis license (“Prohibited Individuals”). As such, by signing this subscription agreement, you hereby verify and attest that you are not (a) a person holding office in, or employed by, any agency of the State of California or any of its political subdivisions where your duties have to do with the enforcement of California cannabis laws and regulations or any other penal provisions of law of California prohibiting or regulating the sale, use, possession, transportation, distribution, testing, manufacturing, or cultivation of cannabis goods; or (b) a person employed in the State of California Department of Justice as a peace officer, in any district attorney’s office, in any city attorney’s office, in any sheriff's office, or in any local police department. By signing below, you also agree to immediately notify the Company in writing if, at any time in the future, you become a person who is described in this paragraph 12(a) or 12(b) so the Company may make appropriate arrangements  with you to have you removed as a financial interest holder of the Company. If you misrepresent to the Company by signing below, intentionally or unintentionally, that you are not a person who is described in this paragraph 12(a) or 12(b) when in fact you are, or if you become a person who is described in this paragraph 12(a) or 12(b) in the future and fail to immediately notify the Company in writing of such fact, and the Company is damaged in any manner whatsoever as a result of being unaware of you being a financial interest holder in the Company because of your failure to disclose at this time, or by your failure to notify the Company if your status changes, you hereby agree (i) to indemnify the Company for any and all costs, expenses, legal fees or other damages caused by your failure to disclose your present status or by your failure to notify the Company if your status changes in the future, and (ii) to hold the Company harmless for any and all costs, expenses, legal fees or other damages the Company incurs caused by your failure to disclose your present status or to notify the Company if your status changes in the future.

The undersigned has (have) executed this Subscription Agreement on this _______ day of ____________, 20_____, at ______________.

SUBSCRIBER

______________________________

Signature

_____________________________

(Print Name of Subscriber)

______________________________

(Street Address)

______________________________

(City, State and Zip Code)

______________________________

(Social Security or Tax Identification Number)

Number of Shares ___________________________

Dollar Amount of Shares (At $10.00 per Share) _______________________

SUBSCRIPTION ACCEPTED:

___________________________ DATE: ___________________________

Golden Seed, Inc.

By: Scott Goldie